FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED
Item
1.	Communication regarding 2Q09 earnings release.

Item 1

Quarterly Financial Letter

2nd Quarter of Fiscal Year 2009 – August, September and October

Devaluation of the real pushes up operating results

▪
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP. For comparative purposes, the figures for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on those of Cosan S.A. as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

▪
The 2Q’09 was strongly impacted by the hefty devaluation of the Real and its effects on Cosan’s exports. Thus, despite the sugar and ethanol stockpiling strategy and the consequent year-on-year reduction in sales volume (5.9% for ethanol and 9.2% for sugar), Cosan recorded net operating revenue of US$383.8 million, 17.0% up on the 2Q’08.

	▪	While ethanol prices remained flat over the 1Q’09 at US$1.66 per gallon, 41.6% up year-on-year, sugar prices increased by 24.7% over the 2Q’08 to an average 13.52 ¢US$/lb.

ri@cosan.com.br www.cosan.com.br	▪
As revenue growth was based entirely on higher prices and the behavior of the exchange rate, the impact of the improved operating result was more than proportional. Thus, while 2Q’09 gross profit moved up by 95.9% year-on-year to US$63.6 million, period EBITDA jumped by 183.2% to US$118.5 million, with a margin of 30.9%.

Summary of Financial and Operating Information
2Q'08	2Q'09	(In millions of U.S. dollars)	YTD'08	YTD'09
2Q'08	2Q'09	(In millions of U.S. dollars)	YTD'08	YTD'09
79.1	74.4	Ethanol Sold (millions of gallons)	142.1	163.8
815.1	739.9	Sugar Sold (thousand tonnes)	1,647.8	1,531.5
328.0	383.8	Net sales	629.3	777.8
32.5	63.6	● Gross profit	45.6	58.7
9.9%	16.6%	Gross Margin	7.2%	7.5%
(42.0)	(20.3)	● Operating income (loss)	(91.0)	(114.6)
-12.8%	-5.3%	Operating margin	-14.5%	-14.7%
41.9	118.5	● EBITDA	67.6	133.1
12.8%	30.9%	EBITDA Margin	10.7%	17.1%
23.8	(163.5)	● Income (loss) before minority interest	26.0	(211.4)
17.7	(114.1)	● Net income (loss)	18.9	(143.4)
5.4%	-29.7%	Profit (loss) Margin	3.0%	-18.4%
90.5	146.7	Capex	184.9	316.0
(215.4)	157.4	● Net Debt	(215.4)	157.4
2,242.3	2,463.0	● Shareholders' & Minorities Equity	2,242.3	2,463.0

▪
Although the devaluation had a substantial positive impact on the operating result, it also led to non-cash adjustments from the restatement of dollar-denominated debt, most of which is perpetual or with a 10-year maturity. Thus, the higher EBITDA was more than offset by exchange-related financial expenses of US$274.5 million, generating a net loss of US$114.1 million, versus net income of US$17.7 million in the 2Q’08.

▪
Capex totaled US$146.7 million, 62.2% up year-on-year, fueled by progress in Jataí, Cosan’s first greenfield project, which is expected to begin operations in the next harvest. Final work on the Bonfim and Gasa co-generation projects also moved ahead, the latter having been completed in the quarter with the initiation of energy billing.

Definitions:

 FY’09 -   fiscal year begun May 1, 2008 and ending March 31, 2009
 FY’08 -   fiscal year begun May 1, 2008 and ending April 30, 2008
 2Q’09 -   quarter ended October 31, 2008
 4Q’08 -   quarter ended October 31, 2007
 YTD’09 - period begun on the same date as  the FY’09 and ended at the close of the 2Q’09
 YTD’08 - period begun on the same date as  the FY’08 and ended at the close of the 2Q’08

December 2008	Cosan | Renewable Energy for a Better World

▪
In terms of capital structure, Cosan closed the 2Q’09 with net debt of US$157.4 million, a negligible amount when set against shareholders’ equity and minority interests of US$2.5 billion, and an exceptionally comfortable cash position of US$969.5 million.

▪
After the close of the quarter, the Company successfully completed the transition period for the acquisition of Esso’s Brazilian assets, which are now under Cosan’s management. Consequently, the Company’s 3Q’09 figures will consolidate the results of fuel and lubricant distribution and sales under the Esso brand throughout Brazil beginning on the December 31, 2008 closing date of the transaction.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency..
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are::
•      evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
•      the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
•      the non-existence of amortization of goodwill;
•      capitalization of interest on financings for fixed assets under construction;
•      mark-to-market of hedge instruments recorded directly in the result;
•      the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
•      the non-existence of deferred expenses; and
•      the booking of goods acquired through leasing under assets

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Quarterly Financial Letter

2nd Quarter of Fiscal Year 2009 – August, September and October

Paulo Diniz, CFO & IRO Luiz Felipe Jansen de Mello, Investor Relations Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	EBITDA grows 2.3 times in the wake of the currency devaluation

	▪	Following the guidance revision disclosed on October 9 last, the revenue of Cosan S.A. (BOVESPA: CSAN3) was fueled by the devaluation of the Real, substantially improving the operating results.

▪
Despite the continuation of the stockpiling strategy and, consequently, the year-on-year reduction in sugar and ethanol sales volume of 10.2% and 7.8% respectively, net operating revenue moved up by 14.0%, including the first revenue from the Gasa electricity co-generation plant. However, the biggest contribution came from the higher average sales prices, fueled by the conversion of dollar prices to Reais. In the 2Q’09, ethanol averaged R$826 per thousand liters, 30.3% up on the 2Q’08 average. Similarly, average sugar prices moved up by 23.4% to R$554/t.

ri@cosan.com.br www.cosan.com.br	▪
The reduction in the cost of goods sold was less than the drop in sales volume, due mainly to the increase in depreciation. As a result EBITDA jumped by 131.0% year-on-year to R$175.3 million, while the EBITDA margin more than doubled to 24.5%. EBITDAH (adjusted for price locking and currency hedges) moved up by a less spectacular but nonetheless healthy 24.9%, reaching R$178.3 million, accompanied by an EBITDAH margin of 24.8%.

		2Q'08	2Q'09	Financial Highlights (R$MM)	YTD'08	YTD'09
		627.5	715.1	Net Operating Revenue	1,219.2	1,354.7
		76.4	167.9	Gross Profit	120.1	181.5
		12.2%	23.5%	Gross Margin	9.8%	13.4%
		75.9	175.3	EBITDA	125.4	200.0
		12.1%	24.5%	EBITDA Margin	10.3%	14.8%
		142.7	178.3	EBITDAH (Adjusted by Hedge)	276.1	248.2
		20.6%	24.8%	EBITDAH Margin	20.2%	17.7%
		15.2	(380.7)	Net Profit (Loss)	28.9	(438.8)
		2.4%	-53.2%	Net Margin	2.4%	-32.4%

▪
However, in accounting terms, this exceptional operating result was more than offset by non-cash financial expenses from the impact of the exchange variation on dollar-denominated debt which totaled R$501.4 million, generating a negative bottom-line of R$380.7 million. Of the total negative exchange variation, R$219.5 million came from the US$400 million bond issue maturing in 2017, and R$246.9 million from the US$450 million perpetual bond issue. If we compare future export flows (around US$0.8 billion p.a.) with the gross dollar debt, considering the latter’s long-term profile, we can see that export flows are much higher, generating operating gains that are substantially greater than this current non-cash result.

Definitions:

 FY’09 -   fiscal year begun May 1, 2008 and ending March 31, 2009
 FY’08 -   fiscal year begun May 1, 2008 and ending April 30, 2008
 2Q’09 -   quarter ended October 31, 2008
 4Q’08 -   quarter ended October 31, 2007
 YTD’09 - period begun on the same date as  the FY’09 and ended at the close of the 2Q’09
 YTD’08 - period begun on the same date as  the FY’08 and ended at the close of the 2Q’08

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December 2008	Cosan | Renewable Energy for a Better World

A. Market Overview

2008/09 harvest nears end with record crushing volume and maintenance of ethanol bias	▪
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in the Central-South totaled 469 million tonnes by November 30, 12.31% up on the same period in 2007. Period sugar production amounted to 25.36 million tonnes, 0.98% down year-on-year, while ethanol output moved up by 18% to more than 23.08 billion liters. Of this total, hydrous accounted for 15.09 billion liters, 22.5% up year-on-year, and anhydrous reached 8 billion liters, up by 10.63%. Priority was still being given to ethanol, which accounted for 61.92% of crushed cane volume, while sugar accounted for 38.08%. The harvest period is nearing its end and 43 plants had already concluded crushing through November 30, versus 99 in the same period in the previous season.

▪
The 08/09 harvest recently got under way in India with expectations of a substantial reduction in sugar output. The more conservative estimates point to production of around 21 million tonnes while the more aggressive ones are forecasting 19 million, versus 26 million in the previous season. Consequently, India‘s exports are likely to be well below the more than 4 million tonnes shipped in the 07/08 harvest, creating more space for Brazil’s sugar exports to the Middle East, where it faced strong competition last year.

▪
International raw sugar prices averaged 12.54 ¢US$/lb in the 2Q’09, 29% up year-on-year and 7.3% up on the 11.68 ¢US$/lb recorded in the 1Q’09. However, it is worth noting that the depreciation of the Real more than offset the international price slide caused by the worsening of the international financial crisis. Raw sugar prices in Reais closed the 2Q’09 at approximately 25.43 ¢R$/lb, 16.51% higher than in the 1Q’09, versus the 7.3% upturn in dollars. This tendency was further intensified recently as a result of the continuous depreciation of the Real, as shown in the adjacent chart.

Raw Sugar Prices – Last 24 Months (NY11)

Source: NYBOT & CFTC (Commodities Futures Trading Commission)

Big reduction in the number of open contracts due to flight from the commodities market	▪
In the 2Q’09, major hedge funds, plus smaller funds and speculators, maintained the previous quarter’s trend, reducing their net long positions by 33%, from 130,000 lots at the beginning of August to around 87,000 at the close of October, equivalent to 14% of all open contracts. It is also worth noting that the number of open contracts fell substantially, from around 780,000 lots to 640,000, a drop of around 18%, higher than the 15% reduction recorded in the previous

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December 2008	Cosan | Renewable Energy for a Better World

quarter. This decline was chiefly due to the increase in the number of redemptions in recent months by holders of shares in commodity funds, especially index funds, which had to liquidate their positions.

Funds Position (volume%) vs. Price NY11 (cents/pound)

Source: NYBOT & CFTC (Commodities Futures Trading Commission)

▪
Refined sugar prices on the international market averaged US$369.18/t, 32.4% up on the U$278.73/t recorded in the 2Q’08 and 3.6% higher than the quarter before. The white premium closed the 2Q’09 at U$68/t, 20% down on the 1Q’09.

Strong reduction in international freight charges thanks to the slide in oil prices	▪
International freight costs dropped sharply as a result of the decline in oil prices and the global credit crisis. The Baltic Exchange Dry Index fell to less than 1,000 points, versus 3,000 in October and a peak of 11,500 in mid-March, fueling Brazilian sugar exports in the past two months, particularly to Southeast Asia which had been primarily supplied by Thailand.

Refined Sugar Prices – Last 24 Months (LIFFE no 5)

Source: LIFFE

▪
Domestic crystal sugar prices (ESALQ) averaged R$30.35/50kg bag (or R$606.98/t) in the 2Q’09, versus R$24.71/50kg bag (or R$494.16/t) in the 2Q’08. In relation to the previous quarter, crystal sugar prices moved up by 13.5%.

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December 2008	Cosan | Renewable Energy for a Better World

Crystal Sugar Prices - Last 24 Months (ESALQ 50kg bags)

Source: ESALQ

▪
Domestic hydrous ethanol prices (ESALQ) averaged R$0.732/liter in the 2Q’09, 26% up on the R$0.889/liter recorded in the same period the year before, while anhydrous prices climbed 34.2% year-on-year to R$0.890/liter. In relation to the previous three months, hydrous moved up by 4.7% and anhydrous by 8.2%.

▪
The gap between hydrous and anhydrous prices widened in the 2Q’09 and reached more than R$190/m3 in the first week of November. This was due to the huge volume of anhydrous exports in the second half of this year and the heavy harvest rainfall, which favored hydrous output to the detriment of anhydrous.

▪
Ethanol exports through October totaled 3.4 billion liters, a hefty 74% up year-on-year, led by the US, with 1.2 billion liters, followed by the EU, with 867 million liters, and the CBI countries, with 630 million liters. Exports should reach a new record this harvest, exceeding 4 billion liters.

Ethanol Prices - Last 24 Months (ESALQ)

Source: ESALQ

Ethanol remains competitive vis-à-vis gasoline in most Brazilian states	▪
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.4780/liter at the end of the 2Q’09, while hydrous ethanol averaged R$1.540/liter, giving a parity of 62.1%. Ethanol prices only exceeded 75% of gasoline prices in four Brazilian states (Amapá, Roraima, Pará and Sergipe). In São Paulo state, the country’s largest consumption center, the ratio stood at only 54.5%.

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December 2008	Cosan | Renewable Energy for a Better World

▪
Ethanol consumption remains buoyant throughout the country. According to the ANP, hydrous consumption moved up 45% year-on-year between January and October, while 2Q’09 sales totaled 5.1 billion liters – 3.5 billion liters of hydrous and 1.6 billion liters of anhydrous – versus 4.9 billion liters of gasoline in the same period last year.

▪
Flex-fuel vehicle sales through October exceeded the total for the entire year of 2007, reflecting the excellent performance of Brazil’s auto manufacturing industry in 2008. However, sales figures for the first half of November are already indicating a strong decline due to the economic uncertainties and the credit squeeze. As a result, the government has allocated R$4 billion to the industry to facilitate financing and prop up sales.

▪
According to Anfavea, the auto manufacturers’ association, new car sales totaled 710,000 units in the 2Q’09, while those of flex-fuel cars exceeded 616,00 units, equivalent to 87% of the total. The current flex-fuel fleet exceeds 7 million vehicles, 27% of the total fleet.

Exchange Rate Evolution - Last 24 Months (R$/US$)

Source: BACEN

Depreciation of the Real exceeds 35% in the quarter	▪
The global financial crisis put an end to the downward price trajectory of the U.S. dollar against the world’s other leading currencies. The dollar closed the 2Q’09 at R$2.1153 / US$, 35% up on the end of the previous quarter, and moved up even further thereafter, occasionally exceeding R$2.50 / US$.

B. Operating Performance

▪
Cosan closed the 2Q’09 with an EBITDAH margin of 24.8%, although the bottom line was still negative due to financial expenses with exchange variation caused by the strong period depreciation of the Real against the U.S. dollar. However, this devaluation also led to a substantial improvement in the quarterly operating result due to better sugar and ethanol prices.

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December 2008	Cosan | Renewable Energy for a Better World

2Q'08	2Q'09	Income Statement (R$MM)	YTD'08	YTD'09
627.5	715.1	Net Operating Revenue	1,219.2	1,354.7
(551.1)	(547.1)	Cost of Goods Sold	(1,099.1)	(1,173.2)
(139.0)	(176.7)	with Depreciation & Amortization	(264.4)	(333.9)
76.4	167.9	Gross Profit	120.1	181.5
12.2%	23.5%	Gross Margin	9.8%	13.4%
(91.9)	(88.6)	Selling Expenses	(153.0)	(174.3)
(45.5)	(66.5)	General & Adm. Expenses	(102.5)	(126.2)
(2.0)	(14.2)	Other Operating Expenses	(3.5)	(14.8)
75.9	175.3	EBITDA	125.4	200.0
12.1%	24.5%	EBITDA Margin	10.3%	14.8%
142.7	178.3	EBITDAH (Adjusted by Hedge)	276.1	248.2
20.6%	24.8%	EBITDAH Margin	20.2%	17.7%
144.3	(540.8)	Net Financial Expenses	295.2	(453.8)
0.0	1.2	Equity Income	0.1	1.4
(56.6)	(40.4)	Goodwill Amortization	(112.6)	(80.8)
2.3	(15.8)	Other Non-Operat.Result/Extraordinary	5.2	(11.3)
26.9	(597.1)	Profit Before Income Tax	49.0	(678.4)
(12.3)	210.0	Income Tax	(21.4)	232.4
0.7	6.5	Minority Interests	1.3	7.3
15.2	(380.7)	Net Profit (Loss)	28.9	(438.8)
2.4%	-53.2%	Net Margin	2.4%	-32.4%

Quarterly exports boosted by exchange rate	▪
Following several quarters of appreciation, the Real fell sharply in the 2Q’09. As a result, the revenue share of exports in Reais reversed its previous downward trajectory, increasing from 56.4%, in the 2Q’08, to 70.2%. In terms of product mix, however, there was very little change, with 57.3% of revenue coming from sugar sales, 32.6% from ethanol sales and 10.1% from the sale of other products and services

2Q'08	2Q'09	Sales Composition (R$MM)	YTD'08	YTD'09
627.5	715.1	Net Operating Revenue	1,219.2	1,354.7
369.7	409.7	Sugar Revenue	741.5	762.1
65.7	57.2	Local	123.0	115.1
304.0	352.5	Export	618.5	647.0
193.8	232.8	Ethanol Revenue	362.7	474.6
148.3	89.3	Local	268.4	249.3
45.5	143.5	Export	94.3	225.2
64.0	72.6	Other Revenue	115.0	118.0
59.8	66.3	Local	106.5	108.2
4.2	6.4	Export	8.5	9.9

▪
Sugar sales in the 2Q’09 grew by 10.8%, with domestic sales recording a decline and exports moving up. This result was achieved despite a 10.2% year-on-year reduction in sales volume to 739.900t, thanks to the substantial increase in prices. The combined effect of the appreciation of the Real and the market  price hikes pushed up sugar prices to an average R$554/t (12.54 ¢US$/lb), 23.4% up on the R$449/t (9.72 ¢US$/lb) recorded in the 2Q’08. Sugar inventories closed the 2Q’09 at 1,173 thousand tones, 6.6% up year-on-year.

2Q'08	2Q'09	Sugar Business	YTD'08	YTD'09
		Volume Sold (thousand tons)
823.9	739.9	Total Local & Export	1,666.0	1,531.5
130.2	92.2	Local	234.5	196.4
693.7	647.7	Export	1,431.6	1,335.1
		Average Unit Price (R$/ton)
449	554	Total Local & Export	445	498
505	620	Local	525	586
438	544	Export	432	485

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December 2008	Cosan | Renewable Energy for a Better World

Ethanol exports exceed domestic sales for the first time	▪
Ethanol revenue climbed by 20.1%, leveraged by record exports. For the first time, foreign sales exceeded domestic sales, accounting for 61.6% of the total, a massive year-on-year upturn of 215.4%. As with sugar, this outstanding result was generated thanks to higher prices, given that sales volume fell by 7.8% to 281.7 million liters, leading to closing stocks of 817.8 million liters, 14.1% up on the end of the 2Q’08. Thanks to the exchange rate and domestic anhydrous prices, ethanol averaged R$826 per 1,000 liters, 30.3% higher than the 2Q'08 average.

2Q'08	2Q'09	Ethanol Business	YTD'08	YTD'09
		Volume Sold (million liters)
305.6	281.7	Total Local & Export	550.6	620.2
242.4	114.3	Local	416.9	337.9
63.2	167.4	Export	133.7	282.3
		Average Unit Price (R$/thousand liters)
634	826	Total Local & Export	659	765
612	781	Local	644	738
720	857	Export	705	798

▪
Revenue from other products and services totaled R$72.6 million, 13.5% up on the R$64.0 million recorded in the 2Q’08. Growth was mainly fueled by R$6.1 million in energy sales by the Gasa unit’s new company-generation plant.

Stable COGS, with lower volume offset by higher unit cost	▪
The cost of goods sold and services rendered dipped by 0.7% to R$547.1 million, mainly due to lower sales volume (-9.1% in sugar-equivalent terms compared with the 2Q’08), despite pressure from the 7.2% unit cost increase.

▪
Most of the latter variation came from the 3.9% reduction in sucrose content (ATR) in cane production, from 143.7 kg per tonne of cane in the  07/08 harvest to 138.7 kg/t in the 08/09 season. In addition, the price of the ATR acquired from third parties moved up by 6.0%, from R$0.2420/kg at the end of October 2008 to R$0.2566/kg at the close of the 2Q’09, due to the increase in the Consecana price caused by the recovery of sugar and ethanol prices. This raised total cane costs by 3%, from R$ 44.92/t to R$46.31/t.

▪	Another important factor was the reduction in processed cane volume from 17.6 million tonnes to 16.8 million, chiefly due to more time lost to rain in the 2Q’09.

2Q'08	2Q'09	COGS per Product	YTD'08	YTD'09
(551.1)	(547.1)	Cost of Good Sold (R$MM)	(1,099.1)	(1,173.2)
(310.6)	(299.2)	Sugar	(663.5)	(639.7)
(190.9)	(189.4)	Ethanol	(354.8)	(432.1)
(49.6)	(58.5)	Other Products/Services	(80.8)	(101.4)
		Average Unit Cost (R$)
377	404	Unit COGS of Sugar (R$/ton)	398	418
625	672	Unit COGS of Ethanol (R$/thousand liters)	644	697
n.a.	n.a.	Unit COGS of Other Produtcs/Services	n.a.	n.a.

Selling expenses move up due to higher ethanol exports	▪
Selling expenses totaled R$88.6 million, 3.6% down year-on-year. In unit sugar-equivalent terms, however, this corresponds to R$73/t, 6.0% up on the R$69/t recorded in the 2Q’08, basically due to the alteration in the ethanol sales mix from 80:20 in favor of the domestic market in the 2Q’08 to 60:40 in favor of the export market in the 2Q’09. As a result, ethanol export logistics expenses played a major role in increasing the unit cost of freight to the port by R$60/m3 and port loading costs by R$21.7/m3.

2Q'08	2Q'09	Selling Expenses	YTD'08	YTD'09
(91.9)	(88.6)	Expenses (R$MM)	(153.0)	(174.3)
1,328.4	1,207.7	Volume (10³ tons of sugar-equivalent)	2,574.6	2,559.9
69	73	Unitary Expense (R$/ton)	59	68

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December 2008	Cosan | Renewable Energy for a Better World

▪
G&A expenses totaled R$66.5 million in the 2Q’09, representing 9.3% of net revenue, 49.9% up on the R$45.5 million recorded in the 2Q’08, chiefly due to the hiring of the entire cane-cutting workforce directly by Cosan under the CLT (registered salary) system, thereby cutting out sub-contractors; and improvements to the Company’s IT and telecommunications systems.

2Q'08	2Q'09	General & Administrative Expenses	YTD'08	YTD'09
(45.5)	(66.5)	Expenses (R$MM)	(102.5)	(126.2)
1,328.4	1,207.7	Volume (10³ tons of sugar-equivalent)	2,574.6	2,559.9
34	55	Unitary Expense (R$/ton)	40	49

	▪	Other operating expenses amounted to R$13.6 million, mainly non-cash provisions for tax contingencies.

Exchange variation influences the 2Q’09 financial result	▪
The Company posted a negative net financial result, chiefly due to the big devaluation of the Real against the US dollar. The resulting restatement of dollar-denominated debt generated exchange losses of around R$501.4 million, versus revenue of R$146.0 million in the 2Q’08.

2Q'08	2Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(55.0)	(43.2)	Interest on Financial Debt	(110.5)	(81.0)
20.8	27.0	Financial Investments Income	44.1	47.0
(34.2)	(16.1)	Sub-total: Interest on Net Financial Debt	(66.4)	(34.1)
2.8	(25.8)	Other interest and monetary variation	(20.9)	(67.4)
146.0	(501.4)	Exchange Variation	274.5	(399.8)
66.8	3.0	Gains (losses) with Derivatives	150.6	48.2
(18.5)	(0.4)	CPMF Taxes, Banking Fees and Other	(24.1)	(0.8)
(30.2)	-	Premium Paid in Bond Tender Offer	(30.2)	-
11.5	-	Interest on Indemnity from Government	11.5	-
144.3	(540.8)	Net Financial Expenses	295.2	(453.8)

▪
Unlike in the 2Q’08, derivative transactions only made a very limited contribution to financial revenue. Commodity derivatives generated gains of R$17.5 million, versus gains of R$56.9 million last year, while FX derivatives generated losses of R$14.5 million, versus gains of R$40.1 million in the 2Q’08. In addition, in the 2Q’08 the Company recorded losses of R$30.1 million in derivatives from the accounting reclassification, subsequently adjusted in the 3Q’08.

▪
At the close of the 2Q’09, Cosan had 1,130.4 thousand tonnes of VHP sugar tied to the NY11, hedged at an average price of 13.68 ¢US$/lb, position that, marked-to-market, results in an estimated positive value of R$84.9 million. It also had US$233.4 million hedged at an average exchange rate of R$1.90/US$, with an estimated negative market value of R$97.9 million. This includes a US$694.8 million short position at an average price of R$1.93/US$ and an estimated negative market value of R$196.5 million, to protect future export flows, and a US$461.2 million long position at an average price of R$1.95 and an estimated positive market value of R$98.6 million to settle dollar-denominated debt, especially that related to the Esso acquisition.

▪
The increase in expenses from other interest and monetary variations on contingent and fiscal liabilities chiefly reflected the above-mentioned R$30.1 million accounting reclassification of derivative losses in the 2Q’08, subsequently corrected in the 3Q08.

▪
Expenses from goodwill amortizations fell by 28.6% in line with the amortization schedules in the financial statements. The positive income and social contribution tax result reflected the appropriation of tax credits, chiefly on exchange expenses which contaminated the result.

▪	All in all, Cosan recorded a 2Q’09 net loss of R$380.7 million. However, it is worth noting that this figure includes R$501.4 million in losses from the impact of

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the exchange variation on dollar-denominated debt, most of which long-term or perpetual, which had no effect on the Company’s cash.

C. Financial Situation

▪
The Company closed the 2Q’09 with gross financial debt of R$2,400.3 million, well above the R$1,778.0 million reported at the end of the 2Q’08, chiefly due to the 21.3% year-on-year increase in the end-of-period exchange rate, BNDES funding to finance the co-generation programs and advances on export contracts (ACCs) to strengthen liquidity. However, net debt, taking cash and cash equivalents into consideration, fell by 48.8%, from R$1,636.4 million, in the 2Q’08, to R$837.5 million.

Debt per Type (R$MM)	2Q'08%	2Q'09%	Var.
BNDES	-	-	191.7	8.0	191.7
Senior Notes 2009	71.4	4.0	75.7	3.2	4.4
Senior Notes 2017	709.7	39.9	860.8	35.9	151.1
Perpetual Notes	800.2	45.0	970.6	40.4	170.4
FX Advances	-	-	127.6	5.3	127.6
Finame (BNDES)	12.5	0.7	10.1	0.4	(2.3)
Working Capital	38.6	2.2	28.5	1.2	(10.1)
IFC	114.2	6.4	116.0	4.8	1.8
Pre-Export Contracts	31.5	1.8	19.3	0.8	(12.2)
Promissory Notes	-	-	-	-	-
Gross Debt	1,778.0	100.0	2,400.3	100.0	622.3
Cash & Marketable Securities	141.6	8.0	1,562.8	65.1	1,421.2
Net Debt	1,636.4	92.0	837.5	34.9	(798.9)

▪
Thanks to the two new funding operations (BNDES loan and the ACCs), the profile of the debt changed, with the short-term portion increasing to 12.4% at the close of the quarter, although still low. Most of the debt was still dollar-denominated, but the Real-indexed portion moved up due to the BNDES funding.

Debt Profile (R$MM)	2Q'08%	2Q'09%	Var.
Total Debt	1,778.0	100.0	2,400.3	100.0	622.3
Short-Term	99.6	5.6	298.6	12.4	199.1
Long-Term	1,678.5	94.4	2,101.7	87.6	423.2
Real - R$	51.1	2.9	357.9	14.9	306.8
Dollar - US$	1,726.9	97.1	2,042.4	85.1	315.5

D. Investments

▪
Cosan’s 2Q’09 operating capex totaled R$304.7 million, 122.8% up year-on-year. Non-operating investments came to R$19.9 million, primarily R$15.4 million in deferred assets from pre-operating expenses in the bioenergy  facilities, in Jataí, and in preparations for the acquisition of Esso.

2Q'08	2Q'09	Capex (R$MM)	YTD'08	YTD'09
0.3	4.4	New Investments, including Goodwill	4.2	5.2
0.4	15.4	Deferred Charges & Other	0.6	26.9
49.6	24.6	Sugar Cane Planting Costs	105.8	79.5
26.5	127.3	Co-generation Projects	54.0	168.9
-	14.7	Inter-harvest Maintenance Costs	3.6	14.7
60.6	138.1	Investments in P,P&E	143.8	294.9
137.5	324.6	Capex	311.9	590.1
136.8	304.7	Operating Capex	307.1	558.1

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▪	The Company reduced its new planted area to 5,739 hectares, 52% less than in the 1Q’08; consequently, planting capex fell from R$49.8 million to R$ 24.6 million in the same period.

▪
Co-generation absorbed R$128.9 million, most of which went to the Gasa and Bonfim units. The Gasa plant already sold energy during the quarter, generating revenue of R$6.1 million. Cosan is finalizing the Costa Pinto, Rafard, Bonfim and Gasa projects and is planning the initiation of investments in Diamante, Univalem and Barra, all of which already have energy sale contracts.

▪
Inter-harvest maintenance costs refer to the advanced purchase of equipment to be used for industrial maintenance in the inter-harvest period beginning in January 2009. These acquisitions were brought forward in order to prevent possible equipment delivery delays and a subsequent postponement of the beginning of the next harvest as well as to reduce the risk of crushing stoppages due to lack of maintenance. In addition, thanks to the state of the market, purchase bargaining conditions were exceptionally favorable.

▪
Investments in fixed assets included R$113.3 million in the Jataí greenfield project, corresponding to the initiation of the electro-mechanical assembly work and the advanced stage of construction. By the close of the quarter, the project had absorbed a total of R$275.5 million.

▪
Other important investments included: (i) R$8.0 million in the conclusion of new ethanol tankage assets in Ipaussu, Bonfim, Barra and Gasa; (ii) R$3.0 million in  the construction of pipelines to carry vignasse to the plantations for environmental reasons and to reduce dependence on fertilizers; (iii) R$8.6 million in mechanization, including new harvesters, tractors, implements and trucks for agricultural operations in the various units; (iv) the conclusion of the installation of a boiler in Univalem, allowing the supply of steam to third parties (fixed client and contracted steam); and (v) the renewal and upgrading of fermentation tanks in Univalem, reducing process costs and losses.

E. Material Facts

▪
In the 2Q’09, the Company entered into 7 new energy trading contracts through its Gasa, Bonfim, Barra, Jataí, Univalem, Diamante and Paraúna units. These biomass co-generation contracts will last for 15-years and were established by bilateral agreements and through energy auctions held by the federal government. Including previous contracts by the Costa Pinto, Rafard and Bonfim units, the total volume of energy contacted from the Company comes to approximately 28,000,000 MWh, equivalent to around R$ 4.3 billion at current values.

▪
On December 1, 2008, Cosan became the first integrated renewable energy company by finalizing the acquisition of Esso Brasileira de Petróleo Ltda. ("Essobrás"), which holds the marketing and distribution of fuels and production and marketing of lubes and specialties assets of ExxonMobil in Brazil. Ranked among the four largest fuel distribution companies in Brazil, Essobrás has a nationwide network of more than 1,500 gas stations and 40 distribution centers and annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million m3 of VNG and 127,000 m3 of lubricants. The acquisition was concluded through the payment of US$ 715 million to ExxonMobil International Holdings B.V., which retained 100% of the companies holding ExxonMobil’s downstream assets in Brazil, plus the assumption of US$ 175 million in debt.

▪
In order to finance the acquisition of Esso Brasileira Petróleo Ltda., on September 19 a stand-by loan of US$ 500 million from Banco Bradesco S.A. was approved (in R$ equivalent). The funds were accessed through a public

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issue of commercial promissory notes in the amount of R$ 1.1 billion, entirely subscribed by the agent bank at the rate of DI + 3% p.a. for 360 days.

▪
On September 19, the Company announced a Cosan S.A. capital increase in the amount of R$ 880 million through the issue of 55,000,000 new shares at R$ 16.00 each. In addition, subscribers were granted 1 common stock warrant for each new share subscribed, entitling their holders the right to subscribe to 0.6 common shares each up to the end of 2009. On the same date, Cosan Limited declared its intention of subscribing all the shares, respecting minority interests. The issue was wound up on November 10, Cosan Limited having subscribed 54,993,482 shares, equivalent to R$ 879,895,712.00. Minority shareholders manifesting an interest in subscribing to the unsubscribed shares could, together with Cosan Limited, increase their holdings in the Company.

▪
In October, a private subscription was announced involving US$ 50 million by the controlling shareholder, Rubens Ometto Silveira Mello, and up to US$ 150 million by the funds managed by Gávea Investimentos Ltda, at US$ 4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, respecting the respective legislation of each jurisdiction. The offering was concluded on October 27, with the issue of 44,444,529 new class A shares and/or BDRs subscribed by the Gávea funds, Rubens Ometto Silveira Mello and other class A share and/or BDR holders. As a result, the controlling group retained 41.5% of the Company’s total capital and 86.1% of its voting capital. The proceeds from the placement will be used to strengthen the Cosan group‘s capital structure, providing a platform for its expansion projects, possible future acquisitions and other corporate ends.

F. Guidance for the FY’09

▪ This guidance was prepared without considering the effects of Esso’s possible consolidation on Cosan’s financial statements.

▪ Also excluded is the  anticipation of the end of Cosan’s fiscal year to March 31 approved by the Annual and Extraordinary General Meeting of August 29,resulting in an FY’09 of only 11 months.
▪
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

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Guidance	2007FY	2008FY	2009FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0339	1.6872	▲▲▲	=
Crushed Cane Volume (thousand tons)	36,157	40,315	▲	▲
Sugar Volume Sold (thousand tons)	3,241	3,147	▲	▲
Ethanol Volume Sold (million liters)	1,322	1,568	▲	▲
Avg. Sugar Price (R$/ton)	683	454	▲▲▲	▲
Avg Ethanol Price (R$/thousand liter)	897	714	▲▲	▲
Revenues (R$MM)	3,605	2,736	▲▲▲	▲▲
COGS (R$MM)	2,481	2,387	▲▲	▲▲
EBITDA (R$MM)	928	173	▲▲▲	▲▲▲
EBITDAH (R$MM)	854	398	▲▲▲	▲
Net Profit/Loss (R$MM)	357	(48)	▼▼▼	▼▼▼
Operating Capex (R$MM)	684	1,051	▲	▲▲

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G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In million of reais)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	1,048.5	755.4	636.4	678.3	747.5	916.4	692.7	760.1
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)	(45.0)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	970.8	682.1	591.7	627.5	674.0	843.0	639.6	715.1
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)	(547.1)
(=) Gross Profit	756.6	1,123.9	349.0	290.6	170.3	43.7	76.4	79.6	149.4	13.6	167.9
Margin	30.5%	31.2%	12.8%	29.9%	25.0%	7.4%	12.2%	11.8%	17.7%	2.1%	23.5%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	(196.7)	98.9	(24.6)	(51.8)	(186.1)	(165.5)	(99.4)	(771.3)
(-) Selling	(217.1)	(282.0)	(301.3)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)	(88.6)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)	(66.5)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	(17.6)	333.6	150.8	144.3	(11.9)	1.0	86.9	(540.8)
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	0.1	(0.5)	0.1	0.0	0.1	6.4	0.2	1.2
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)	(40.4)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	0.7	(5.4)	(1.5)	(2.0)	(2.7)	0.3	(0.6)	(14.2)
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	(22.1)
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	93.9	269.1	19.1	24.6	(106.6)	(16.1)	(85.8)	(603.4)
Margin	-2.5%	15.7%	-2.9%	9.7%	39.5%	3.2%	3.9%	-15.8%	-1.9%	-13.4%	-84.4%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	0.1	0.4	3.0	2.3	1.1	3.7	4.5	6.2
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	94.0	269.5	22.1	26.9	(105.5)	(12.4)	(81.3)	(597.1)
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(30.0)	(102.5)	(9.0)	(12.3)	33.5	6.6	22.4	210.0
(±) Minority Interest	(6.9)	(6.2)	2.5	(0.6)	(2.3)	0.6	0.7	0.6	0.5	0.8	6.5
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	63.4	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)
Margin	-2.6%	9.9%	-1.7%	6.5%	24.2%	2.3%	2.4%	-10.6%	-0.6%	-9.1%	-53.2%
● EBITDA	517.7	928.0	172.9	197.9	128.4	49.5	75.9	1.3	46.2	24.7	175.3
Margin	20.9%	25.7%	6.3%	20.4%	18.8%	8.4%	12.1%	0.2%	5.5%	3.9%	24.5%
● EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	233.2	136.4	133.3	142.7	94.4	27.3	69.9	178.3
Margin	13.6%	24.2%	13.4%	23.2%	19.8%	19.7%	20.6%	12.3%	3.3%	10.2%	24.8%
● Depreciation & Amortization	139.9	297.0	341.3	30.6	136.5	125.4	139.0	47.8	29.1	157.2	176.7

Balance Sheet	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In million of reais)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Cash and Cash Equivalents	61.0	643.8	65.8	976.8	643.8	579.0	135.1	115.7	65.8	90.4	134.6
Marketable Securities	770.5	573.3	944.2	303.7	573.3	237.4	6.5	1,332.5	944.2	543.5	1,428.2
Derivative Financial Instruments	288.6	37.6	86.5	8.5	37.6	94.0	3.6	67.3	86.5	88.4	8.8
Trade Accounts Receivable	212.6	112.3	215.2	212.1	112.3	140.4	107.3	105.4	215.2	115.5	215.9
Inventories	390.8	503.4	570.5	857.9	503.4	790.2	1,194.8	1,019.7	570.5	905.6	1,439.9
Advances to Suppliers	132.7	211.4	226.1	184.0	211.4	308.6	304.5	243.1	226.1	252.3	287.0
Related Parties	0.0	-	16.3	0.1	-	-	-	-	16.3	1.1	26.5
Deferred Income and Social Contribution Taxes	41.4	38.1	-	144.9	38.1	26.9	24.2	26.0	-	-	-
Other Assets	115.7	104.9	158.8	121.7	104.9	94.2	75.1	79.7	158.8	143.2	200.0
Current Assets	2,013.4	2,224.7	2,283.6	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0	3,740.9
Accounts Receivable from Federal Government	-	318.4	342.2	-	318.4	318.4	331.4	339.2	342.2	342.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	119.2	123.3	127.8	135.9	144.9	151.7	164.8	170.9
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	214.0	242.5	261.6	277.1	297.9	357.0	386.7	571.9
Other Assets	99.5	112.4	201.7	113.0	112.4	108.1	105.8	151.8	201.7	212.3	217.6
Investments	13.4	93.2	120.3	13.7	93.2	13.8	13.9	14.0	120.3	124.2	129.2
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4	2,864.7	2,993.2
Goodwill	1,353.0	1,133.2	1,160.7	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6	1,074.5
Deferred Charges	2.3	2.6	4.9	2.2	2.6	3.2	3.6	3.7	4.9	18.0	33.4
Permanent Assets	3,591.3	4,038.6	5,109.9	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9	5,228.5	5,532.9
(=) Total Assets	5,604.8	6,263.4	7,393.5	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,273.7
Loans and Financings	68.8	89.0	83.3	75.9	89.0	116.5	105.1	74.9	83.3	66.4	301.7
Derivatives Financial Instruments	65.4	35.5	41.9	2.5	35.5	48.0	31.2	20.5	41.9	13.1	105.3
Trade Accounts Payable	201.7	113.8	191.0	197.2	113.8	315.2	373.3	196.3	191.0	331.6	492.0
Salaries Payable	49.7	63.3	80.7	37.5	63.3	91.7	113.4	51.7	80.7	119.0	143.0
Taxes and Social Contributions Payable	111.1	126.2	116.1	114.8	126.2	131.5	101.0	93.3	116.1	115.0	109.7
Advances from Customers	79.2	49.4	26.3	83.2	49.4	41.0	28.7	30.0	26.3	25.5	32.1
Promissory Notes	55.8	1.3	-	3.7	1.3	1.3	-	-	-	-	-
Related Parties	0.1	0.7	-	-	0.7	-	-	-	-	-	-
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	27.2	107.2	87.3	12.3	8.3	32.9	17.5	26.6
Current Liabilities	670.0	591.7	577.7	547.5	591.7	838.1	770.5	480.5	577.7	693.4	1,215.8
Loans and Financing	2,002.7	2,770.4	2,136.2	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2	2,047.9	2,679.3
Taxes and Social Contributions Payable	446.9	338.5	359.3	346.2	338.5	336.5	345.0	340.1	359.3	351.5	346.1
Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	717.4	728.0	741.0	757.5	775.3	832.4	849.8	873.1
Advances from Customers	86.9	49.5	-	42.5	49.5	15.6	14.5	-	-	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	35.4	33.4	30.9	28.3	27.4	27.6	24.5	21.9
Other Liabilities	67.9	100.6	116.8	62.4	100.6	109.6	105.9	107.0	116.8	116.8	116.5
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3	3,390.5	4,037.0
Minority Shareholders' Interest	14.0	20.2	17.7	17.9	20.2	19.6	18.9	18.2	17.7	17.0	258.1
Capital	1,185.8	1,192.7	2,935.3	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3	3,815.3
Profits Reserve	-	227.3	180.2	-	227.3	227.3	227.3	227.3	180.2	180.2	180.2
Legal Reserve	-	16.0	16.0	-	16.0	16.0	16.0	16.0	16.0	16.0	16.0
Stock in Treasury											(4.2)
Revaluation Reserves	195.9	195.0	194.4	195.2	195.0	194.7	194.5	194.4	194.4	194.2	193.8
Accumulated losses	(26.2)	-	-	167.0	-	13.9	29.4	(41.9)	-	(57.9)	(438.2)
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7	3,762.8
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,273.7

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December 2008	Cosan | Renewable Energy for a Better World

Cash Flow Statement	Apr'06		Apr'07		Apr'08		Jan'07		Apr'07		Jul'07		Oct'07		Jan'08		Apr'08		Jul'08		Oct'08
(In millions of reais)	FY'06		FY'07		FY'08		3Q'07		4Q'07		1Q'08		2Q'08		3Q'08		4Q'08		1Q'09		2Q'09
Net Income (Loss) for the Year	(64.6)		357.3		(47.8)		63.4		164.7		13.7		15.2		(71.4)		(5.3)		(58.1)		(380.7)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)		0.1		(6.6)		(0.1)		0.5		(0.1)		(0.0)		(0.1)		(6.4)		(0.2)		(1.2)
Depreciation & Amortization	139.9		297.0		341.3		30.6		136.5		125.4		139.0		47.8		29.1		157.2		176.7
Residual Value of Permanent Assets Disposals	6.7		8.4		11.0		1.0		3.8		2.6		4.2		0.1		4.1		2.8		3.0
Goodwill Amortization	142.8		223.7		201.4		55.9		55.9		56.0		56.6		48.2		40.6		40.4		40.4
Accrued Financial Expenses	48.7		(190.6)		(116.0)		65.0		(344.9)		(103.0)		(63.2)		87.5		(37.2)		(26.2)		572.0
Other Non-cash Items	(25.6)		119.7		(52.7)		(7.3)		117.0		(9.9)		(17.0)		(17.6)		(8.2)		(24.5)		(181.7)
(=) Adjusted Net Profit (Loss)	247.4		815.5		330.7		208.4		133.5		84.5		134.8		94.5		16.8		91.4		228.4
(±) Decrease (Increase) in Assets	(366.5)		165.0		(352.8)		356.6		342.1		(441.8)		(272.1)		31.9		329.2		(251.0)		(659.2)
(±) Increase (Decrease) in Liabilities	51.7		(313.0)		2.9		(264.3)		(20.6)		217.1		(34.6)		(184.5)		4.9		113.8		271.6
(=) Cash Flow from Operating Activities	(67.4)		667.5		(19.2)		300.7		455.1		(140.2)		(171.8)		(58.1)		350.9		(45.8)		(159.1)
Marketable Securities	(766.6)		197.2		(361.8)		42.0		(269.6)		338.7		230.9		(1,326.0)		394.6		400.8		(884.7)
Goodwill Paid in Equity Investment Acquisitions	(536.1)		(3.7)		-		-		-		(1.8)		(0.3)		(0.4)		2.5		3.0		(0.7)
Acquisition of Investments	-		(80.0)		(169.6)		(0.0)		(80.0)		(2.1)		-		(0.0)		(167.5)		(3.8)		(3.8)
Acquisition of Property, Plant and Equipment	(208.9)		(683.5)		(1,050.5)		(111.2)		(365.1)		(170.3)		(136.8)		(270.8)		(472.6)		(253.3)		(304.7)
Additions to Deferred Charges and Other	0.2		(0.6)		(2.6)		(0.0)		(0.4)		(0.1)		(0.4)		(0.2)		(1.8)		(11.5)		(15.4)
(=) Cash Flow from Investment Activities	(1,511.4)		(570.7)		(1,584.5)		(69.3)		(715.1)		164.3		93.4		(1,597.4)		(244.8)		135.2		(1,209.3)
Additions of Debt	1,878.8		854.7		198.3		852.1		(47.0)		1.9		8.8		213.0		(25.5)		3.0		315.8
Payments of Principal and Interest on Debt	(1,159.9)		(375.6)		(839.4)		(170.3)		(25.9)		(97.7)		(370.0)		(319.6)		(52.2)		(67.8)		(26.7)
Capital Increase	885.8		6.9		1,742.6		6.9		-		-		-		1,742.6		-		-		880.0
Treasury Stock	-		-		-		-		-		-		-		-		-		-		(4.2)
Capital Increase at subsidiaries	-		-		-		-		-		-		-		-		-		-		247.7
Dividends	-		-		(75.8)		-		-		-		-		-		(75.8)		-		-
Other	-		-		-		-		-		6.8		(4.4)		-		(2.4)		-		-
(=) Cash Flows from Financing Activities	1,604.6		486.0		1,025.7		688.7		(72.9)		(88.9)		(365.5)		1,636.0		(155.9)		(64.8)		1,412.6
(=) Total Cash Flow	25.8		582.8		(578.0)		920.1		(333.0)		(64.8)		(443.9)		(19.4)		(49.8)		24.6		44.1
(+) Cash & Equivalents, Beginning	35.2		61.0		643.8		56.7		976.8		643.8		579.0		135.1		115.7		65.8		90.4
(=) Cash & Equivalents, Closing	61.0		643.8		65.8		976.8		643.8		579.0		135.1		115.7		65.8		90.4		134.6

Credit Statistics (LTM)	Apr'06		Apr'07		Apr'08		Jan'07		Apr'07		Jul'07		Oct'07		Jan'08		Apr'08		Jul'08		Oct'08
(In million of reais)	FY'06		FY'07		FY'08		3Q'07		4Q'07		1Q'08		2Q'08		3Q'08		4Q'08		1Q'09		2Q'09
Net Operating Revenues	2,477.9		3,605.1		2,736.2		3,670.4		3,605.1		3,252.7		2,872.1		2,575.2		2,736.2		2,784.1		2,871.6
● Gross Profit	756.6		1,123.9		349.0		1,193.9		1,123.9		799.5		580.9		369.9		349.0		318.9		410.5
● EBITDA	517.7		928.0		172.9		968.1		928.0		648.5		451.8		255.1		172.9		148.1		247.5
● EBIT	377.8		631.1		(168.4)		782.6		631.1		296.4		20.3		(193.6)		(168.4)		(225.1)		(163.3)
● Net Financial Expenses	245.2		(158.0)		(284.3)		261.0		(158.0)		(494.5)		(611.1)		(616.9)		(284.3)		(220.4)		464.7
● Net Profit	(64.6)		357.3		(47.8)		191.7		357.3		365.6		257.0		122.2		(47.8)		(119.6)		(515.5)
Liquid Funds	831.5		1,217.1		1,010.1		1,280.5		1,217.1		816.4		141.6		1,448.2		1,010.1		633.9		1,562.8
● Cash and Cash Equivalents	61.0		643.8		65.8		976.8		643.8		579.0		135.1		115.7		65.8		90.4		134.6
● Marketable Securities	770.5		573.3		944.2		303.7		573.3		237.4		6.5		1,332.5		944.2		543.5		1,428.2
Short-Term Debt	171.3		109.0		80.5		116.4		109.0		126.3		99.6		80.2		80.5		62.9		298.6
● Loans and Financings	42.9		71.1		65.7		65.8		71.1		100.7		82.6		65.1		65.7		48.8		279.3
● Pre-Export Contracts	72.6		36.7		14.8		46.8		36.7		24.4		17.0		15.1		14.8		14.0		19.3
● Promissory Notes	55.8		1.3		-		3.7		1.3		1.3		-		-		-		-		-
Long-Term Debt	1,630.0		2,324.8		1,592.4		2,419.3		2,324.8		2,108.6		1,678.5		1,663.6		1,592.4		1,474.9		2,101.7
● Loans and Financings	1,530.3		2,275.3		1,592.4		2,376.8		2,275.3		2,092.9		1,663.9		1,663.6		1,592.4		1,474.9		2,101.7
● Pre-Export Contracts	86.9		49.5		-		42.5		49.5		15.6		14.5		-		-		-		-
● Promissory Notes	12.7		-		-		-		-		-		-		-		-		-		-
Total Debt	1,801.3		2,433.8		1,672.9		2,535.7		2,433.8		2,234.9		1,778.0		1,743.8		1,672.9		1,537.7		2,400.3
Net Debt	969.8		1,216.7		662.9		1,255.2		1,216.7		1,418.5		1,636.4		295.6		662.9		903.8		837.5
Current Assets	2,013.4		2,224.7		2,283.6		2,809.6		2,224.7		2,270.8		1,851.1		2,989.4		2,283.6		2,140.0		3,740.9
Current Liabilities	670.0		591.7		577.7		547.5		591.7		838.1		770.5		480.5		577.7		693.4		1,215.8
Shareholders' Equity	1,355.4		1,631.0		3,325.8		1,554.9		1,631.0		1,644.7		1,659.9		3,331.1		3,325.8		3,267.7		3,762.8
Capex - Property, Plant and Equipment	744.8		767.9		1,222.7		906.7		767.9		854.0		868.7		1,028.8		1,222.7		1,313.8		1,500.9
● Capex - Operational	208.9		683.5		1,050.5		427.4		683.5		769.5		783.5		943.0		1,050.5		1,133.5		1,301.4
EBITDA Margin	20.9%		25.7%		6.3%		26.4%		25.7%		19.9%		15.7%		9.9%		6.3%		5.3%		8.6%
● Gross Profit Margin	30.5%		31.2%		12.8%		32.5%		31.2%		24.6%		20.2%		14.4%		12.8%		11.5%		14.3%
● EBIT Margin	15.2%		17.5%		-6.2%		21.3%		17.5%		9.1%		0.7%		-7.5%		-6.2%		-8.1%		-5.7%
● Net Profit Margin	-2.6%		9.9%		-1.7%		5.2%		9.9%		11.2%		8.9%		4.7%		-1.7%		-4.3%		-18.0%
Net Debt ÷ Shareholders' Equity
● Net Debt %	41.7%		42.7%		16.6%		44.7%		42.7%		46.3%		49.6%		8.2%		16.6%		21.7%		18.2%
● Shareholders' Equity %	58.3%		57.3%		83.4%		55.3%		57.3%		53.7%		50.4%		91.8%		83.4%		78.3%		81.8%
Long-Term Payable Debt to Equity Ratio	1.2	x	1.4	x	0.5	x	1.6	x	1.4	x	1.3	x	1.0	x	0.5	x	0.5	x	0.5	x	0.6	x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0	x	3.8	x	4.0	x	5.1	x	3.8	x	2.7	x	2.4	x	6.2	x	4.0	x	3.1	x	3.1	x
Net Debt ÷ EBITDA	1.9	x	1.3	x	3.8	x	1.3	x	1.3	x	2.2	x	3.6	x	1.2	x	3.8	x	6.1	x	3.4	x
● Short-Term Net Debt ÷ EBITDA	0.3	x	0.1	x	0.5	x	0.1	x	0.1	x	0.2	x	0.2	x	0.3	x	0.5	x	0.4	x	1.2	x
Net Debt ÷ (EBITDA - Capex)	-4.3x		7.6	x	-0.6x		20.4	x	7.6	x	-6.9x		-3.9x		-0.4x		-0.6x		-0.8x		-0.7x
● Net Debt ÷ (EBITDA - Operational Capex)	3.1	x	5.0	x	-0.8x		2.3	x	5.0	x	-11.7x		-4.9x		-0.4x		-0.8x		-0.9x		-0.8x
Interest Cover (EBITDA ÷ Net Financial Exp.)	2.1	x	-5.9x		-0.6x		3.7	x	-5.9x		-1.3x		-0.7x		-0.4x		-0.6x		-0.7x		0.5	x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	1.3	x	-1.5x		3.1	x	2.1	x	-1.5x		0.2	x	0.5	x	1.1	x	3.1	x	4.5	x	-2.3x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	25.3%		-13.0%		-42.9%		20.8%		-13.0%		-34.9%		-37.3%		-208.7%		-42.9%		-24.4%		55.5%

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December 2008	Cosan | Renewable Energy for a Better World

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Net sales	1,096.6	1,679.1	1,491.2	463.2	328.1	301.3	328.0	376.7	485.3	394.0	383.8
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)	(320.2)
(=) Gross profit	300.3	487.8	145.6	124.4	69.4	13.1	32.5	33.2	66.9	(4.9)	63.6
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)	(47.9)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)	(36.1)
(=) Operating income (loss)	130.5	232.9	(138.1)	62.5	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)	(20.3)
Operating margin	11.9%	13.9%	-9.3%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%	-5.3%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	(13.4)	213.4	53.7	75.6	(131.8)	119.3	26.5	(228.4)
Other	(5.5)	16.3	(3.7)	0.5	(2.6)	(0.5)	0.1	(1.4)	(1.8)	(3.5)	(8.1)
(=) Income (loss) before income taxes, equity in income of affiliates and minority interest	(101.6)	538.5	(25.0)	49.6	196.5	4.2	33.7	(171.9)	109.0	(71.2)	(256.8)
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(16.6)	(72.2)	(1.7)	(8.1)	57.5	(27.9)	23.2	92.9
(=) Income (loss) before equity in income of affiliates and minority interest	(71.8)	349.7	(5.2)	33.1	124.2	2.5	25.6	(114.3)	81.1	(48.0)	(164.0)
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	0.1	(0.2)	(0.2)	(1.8)	(0.5)	2.3	0.1	0.5
(±) Minority interest in net (income) loss of subsidiaries	33.1	(173.0)	22.0	(16.4)	(61.4)	(1.0)	(6.1)	55.2	(26.1)	18.6	49.4
(=) Net income (loss)	(37.1)	176.7	16.6	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)
Margin	-3.4%	10.5%	1.1%	3.6%	19.1%	0.4%	5.4%	-15.8%	11.8%	-7.4%	-29.7%
● EBITDA	223.6	436.5	94.3	76.9	73.4	25.7	41.9	11.8	15.0	14.6	118.5
Margin	20.4%	26.0%	6.3%	16.6%	22.4%	8.5%	12.8%	3.1%	3.1%	3.7%	30.9%
● EBIT	125.0	249.2	(141.8)	63.0	(17.0)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)	(28.4)
Margin	11.4%	14.8%	-9.5%	13.6%	-5.2%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%	-7.4%
● Depreciation and amortization	98.6	187.4	236.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3	147.0

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
● Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3	147.0
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	(14.2)	76.3	(8.6)	(5.9)	(51.9)	14.0	(31.6)	(84.4)
Interest, monetary and exchange variation	24.3	116.3	(43.7)	(4.6)	24.7	(53.1)	(44.5)	56.5	(2.5)	(14.5)	327.5
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	16.4	61.4	1.0	6.1	(55.2)	26.1	(18.6)	(49.4)
Others	15.9	(176.8)	15.2	0.5	(164.1)	5.8	6.9	(6.2)	8.7	9.2	6.0
	15.6	626.8	149.8	28.7	151.2	21.5	63.9	(64.6)	128.9	27.5	232.6
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	29.9	47.7	(16.7)	15.4	6.4	(62.2)	63.9	(63.7)
Inventories	30.9	(54.1)	(31.7)	168.7	165.6	(147.8)	(240.5)	103.1	253.5	(214.0)	(197.2)
Advances to suppliers	(10.7)	(38.7)	(8.4)	(4.7)	(14.6)	(50.9)	(1.3)	35.2	8.6	(16.8)	(12.1)
Trade accounts payable	28.7	(43.2)	33.7	(70.4)	(41.1)	106.0	40.8	(100.9)	(12.2)	90.1	56.4
Derivative financial instruments	83.5	(155.0)	90.4	15.1	(38.7)	33.5	9.0	127.4	(79.6)	11.3	(4.8)
Taxes payable	(37.6)	(36.6)	(19.6)	25.4	(9.5)	(0.8)	(15.4)	13.7	(17.1)	(7.9)	(5.0)
Minority interest	-	-	-	-	-	-	-	-	-	-	-
Other assets and liabilities, net	11.0	(63.4)	(99.4)	(29.0)	8.2	11.1	(25.6)	(107.9)	23.0	16.2	(23.6)
	70.4	(342.8)	(92.2)	135.0	117.6	(65.6)	(217.7)	77.1	114.0	(57.1)	(249.9)
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	163.7	268.7	(44.0)	(153.8)	12.5	242.9	(29.6)	(17.3)
● Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	(0.3)	(12.6)	(30.0)	48.9	(33.6)	(11.1)	0.1	37.4
Marketable securities	(366.9)	97.0	(671.0)	23.1	(124.4)	180.8	(972.6)	(71.0)	191.8	(202.4)	(257.7)
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)	(146.7)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	0.1	(39.4)	(1.1)	1.1	(1.2)	(100.8)	0.8	(18.3)
Purchase of goodwill and intangible assets	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	(1.2)	1.2	-	-	-
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)	(385.3)
● Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	3.2	-	-	1,118.4	-	-	-	196.2
Capital increase on subsidiary from minority interest	-	-	324.4	-	-	-	-	312.7	11.7	-	-
Dividends Paid	-	-	(44.9)	423.8	(423.8)	-	-	-	(44.9)	-	-
Additions of long-term debts	899.3	424.6	117.5	(25.3)	424.6	-	-	-	117.5	-	174.5
Payments of long-term debts	(556.5)	(205.0)	(492.1)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)	(26.2)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	314.8	(21.6)	(47.1)	905.1	252.3	(86.9)	(39.8)	344.6
Effect of exchange rate changes on cash and cash equivalents	29.6	32.1	112.6	(5.6)	28.7	27.0	32.2	3.6	49.8	458.1	35.5
(=) Net increase (decrease) in cash and cash equivalents	16.1	287.3	(248.2)	433.3	(143.2)	(8.8)	(230.7)	6.4	(15.0)	17.9	(22.6)
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	26.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	459.7	316.5	307.7	77.0	83.4	68.4	86.3	63.7

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December 2008	Cosan | Renewable Energy for a Better World

Balance Sheet	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	459.7	316.5	307.7	77.0	83.4	68.4	86.3	63.7
Restricted cash	63.0	17.7	47.2	2.4	17.7	49.2	1.8	35.2	47.2	50.7	0.1
Marketable securities	368.8	281.9	1,014.5	142.9	281.9	124.5	1,131.6	1,188.5	1,014.5	804.2	905.8
Derivative financial instruments	16.7	65.2	31.5	99.8	65.2	44.1	48.4	12.7	31.5	65.3	86.8
Trade accounts receivable, net	101.8	55.2	126.9	99.8	55.2	74.6	61.4	59.8	126.9	73.0	101.9
Inventories	187.2	247.5	337.7	403.8	247.5	415.9	677.0	571.2	337.7	577.6	680.5
Advances to suppliers	63.5	104.0	133.7	86.6	104.0	163.5	173.4	137.1	133.7	160.8	135.5
Deferred income taxes	74.8	-	-	61.5	-	-	-	-	-	-	-
Other current assets	55.4	51.6	103.2	(6.5)	51.6	49.4	42.2	44.5	103.2	99.7	133.7
	960.3	1,139.5	1,863.0	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6	2,108.0
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3	1,738.6
Goodwill	497.9	491.9	772.6	475.3	491.9	527.7	562.7	626.3	772.6	823.4	623.4
Intangible assets, net	98.9	94.0	106.1	91.8	94.0	99.7	105.2	102.0	106.1	111.8	81.8
Accounts Receivable from Federal Government	-	156.5	202.8	-	156.5	169.6	190.0	192.7	202.8	218.4	161.8
Other non-current assets	126.6	177.5	306.4	130.4	177.5	192.3	209.0	237.9	306.4	345.3	300.4
	1,731.4	2,113.9	3,406.1	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3	2,905.9
(=) Total assets	2,691.8	3,253.4	5,269.1	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	5,014.0
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	92.8	55.9	166.6	212.0	110.5	114.4	212.0	236.8
Advances from customers	37.9	24.3	15.6	39.1	24.3	21.9	16.4	17.0	15.6	15.3	15.2
Taxes payable	40.0	57.5	62.9	49.0	57.5	64.8	51.7	47.1	62.9	67.4	47.4
Salaries payable	23.8	31.1	47.8	17.7	31.1	47.9	63.8	29.2	47.8	75.8	67.5
Current portion of long-term debt	46.6	36.1	38.2	31.9	36.1	51.8	44.0	27.9	38.2	33.2	134.2
Derivative financial instruments	133.4	9.8	55.0	15.5	9.8	15.0	26.8	102.3	55.0	102.1	112.1
Dividends payable	-	37.3	-	-	37.3	40.4	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	-	-	-	10.3
Other liabilities	18.9	22.2	25.2	15.6	22.2	10.2	7.3	7.8	25.2	14.1	14.8
	397.1	274.2	359.1	261.7	274.2	418.5	422.0	342.0	359.1	519.8	638.3
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4	1,257.4
Estimated liability for legal proceedings and labor claims	462.2	379.2	494.1	357.0	379.2	417.8	459.8	442.0	494.1	545.0	414.1
Taxes payable	152.4	106.9	170.4	105.1	106.9	115.7	130.5	127.7	170.4	181.9	133.4
Advances from customers	41.6	24.3	-	20.0	24.3	8.3	8.3	-	-	-	-
Deferred income taxes	81.6	141.6	101.8	143.7	141.6	142.2	144.7	85.9	101.8	83.6	-
Other long-term liabilities	33.1	47.5	101.7	28.4	47.5	50.3	51.0	72.8	101.7	103.3	107.7
	1,712.7	2,042.0	2,117.4	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3	1,912.7
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	400.6	463.6	504.0	550.0	873.4	796.8	839.7	715.3
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	1.0	2.1	2.1	2.3	2.3	2.7
Additional paid-in capital	349.2	354.0	1,723.1	408.8	354.0	514.2	1,473.3	1,471.0	1,723.1	1,724.6	1,920.9
Accumulated other comprehensive income	19.8	36.7	171.8	-	36.7	-	116.0	121.3	171.8	273.1	(130.9)
Retained earnings (losses)	(75.8)	81.9	98.5	-	81.9	-	100.9	41.2	98.5	69.2	(44.9)
Total shareholders' equity	294.2	473.6	1,995.7	409.8	473.6	515.2	1,692.2	1,635.6	1,995.7	2,069.1	1,747.8
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	5,014.0

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December 2008	Cosan | Renewable Energy for a Better World

I. Reconciliation of the Income Statements of Cosan S.A. e Cosan Ltd.

Description	Cosan S.A. as audited		Santa Luiza	Cosan S.A. as internal books	GAAP Adjust- ments		Cosan S.A.	Cosan S.A.	Consolid. into Cosan Ltd.		Cosan Ltd as audited
Currency	R$'MM		R$'MM	R$'MM	R$'MM		R$'MM	US$'MM	US$'MM		US$'MM
GAAP	BR GAAP		BR GAAP	BR GAAP			US GAAP	US GAAP	US GAAP		US GAAP

Net Sales	715.1		(0.3)	714.8	0.7	(b)	715.5	383.8	(0.0)		383.8
Cost of goods sold	(547.1)		0.2	(546.9)	(49.1)	(c)	(596.0)	(319.7)	(0.4)	(j)	(320.2)
Gross profit	167.9		(0.1)	167.9	(48.4)		119.5	64.1	(0.4)		63.6

Selling expenses	(88.6)		-	(88.6)	(0.7)	(b)	(89.3)	(47.9)	0.0		(47.9)
General and administrative expenses	(60.3)	(a)	1.1	(59.2)	(4.7)	(d)	(63.9)	(34.3)	(1.8)	(k)	(36.1)
Operating income	19.1		1.0	20.0	(53.8)		(33.8)	(18.1)	(2.2)		(20.3)
Other income (expenses): Financial income (expenses), net	(540.8)		0.4	(540.3)	109.9	(e)	(430.4)	(230.9)	2.5	(l)	(228.4)
Goodwill amortization	(40.4)		0.1	(40.3)	40.3	(f)	-	-	-		-
Other	(36.3)		(0.9)	(37.2)	22.1	(n)	(15.1)	(8.1)	(0.0)		(8.1)
Income (loss) before income taxes, equity in income of affiliates and minority interest	(598.4)		0.6	(597.8)	118.5		(479.3)	(257.1)	0.3		(256.8)

Income taxes (expense) benefit	210.0		(0.3)	209.7	(36.6)	(g)	173.1	92.9	-		92.9
Income (loss) before equity in income of affiliates and minority interest	(388.4)		0.3	(388.1)	81.9		(306.2)	(164.3)	0.3		(164.0)
Equity in income of affiliates	1.2		(0.3)	0.9	-		0.9	0.5	0.0		0.5
Minority interest in net income of subsidiaries	6.5		-	6.5	(9.9)	(h)	(3.4)	(1.8)	51.3	(m)	49.4

Net income (loss)	(380.7)		-	(380.7)	71.9		(308.7)	(165.6)	51.5		(114.1)

(a)	Includes G&A, Management fees and Nonoperating results
(b)	Reclassification for services between Cosan Port. and Cosan S.A.
(c)	Mainly depreciation on 'purchasing price allocation' in past acquisitions, but also depreciation in capitalized interests and reversion of depreciation in revaluated portion of P,P&E
(d)	Mainly effect of stock option for executives accounting as expenses
(e)	Mainly effect of mark-to market on derivatives, but also effect of interest capitalization on P,P&E under construction, leasing recognition and 'purchasing price allocation' related to PESA/CTN debt
(f)	No goodwill amortization in US GAAP
(g)	Recalculation of income taxes on GAAP differences
(h)	Mainly related to minority participation on Expenses with placement of shares at Radar
(i)	Conversion rate calculated line by line on a quarterly basis; quarterly average rate is the arithmetic average of daily PTAX 800 rate; weekends and holidays using the last business day quotation
(j)	Depreciation on 'purchasing price allocation' in the capital increase from Ltd. on S.A. last Dec/Jan
(k)	Cosan Ltd. own G&A expenses (management fees and lawyers, mainly)
(l)	Mainly cash interest gains in Cosan Ltd
(m)	Bovespa floating stake of Cosan S.A. participation on Cosan S.A. net loss
(n)	Mainly related to Expenses with placement of shares charged directly to capital increase in US GAAP

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Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

October 31, 2008

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

October 31, 2008

Contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited Balance sheets	3
Unaudited statements of operations	5
Notes to the unaudited quarterly financial information	7
Report on company’s performance (consolidated)	48
Other company’s relevant information	69

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

Special review report of independent auditors

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter and six-month periods ended October 31, 2008, including the balance sheets, statements of operations and cash flows, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information, including CVM Ruling No. 469/08.

Ernst & Young | 1

4.
As mentioned in Note 2, Law No. 11638 enacted on December 28, 2007 became effective on January 1, 2008. This Law has modified, revoked and introduced new rules to Law No. 6404/76 (Corporation Law), which resulted in changes in accounting practices adopted in Brazil. While such law has already taken effect, some changes depend on standards to be set by regulators so that they can be applied by companies. Accordingly, in this transition phase, CVM Ruling No. 469/08 allowed non-application of the provisions of Law No. 11638/07 for preparation of Quarterly Financial Information (ITR). As a consequence, the accounting information contained in the Quarterly Financial Information (ITR) for the quarter and six-month periods ended October 31, 2008 was prepared in accordance with specific CVM rulings and do not reflect all the changes in accounting practices introduced by Law No. 11638/07. As described in Note 2, the application of supplementary CVM rulings on the adoption of Law No. 11638/07 did not significantly affect the Company’s financial statements for the quarter ended October 31, 2008 or for any other prior periods presented.

5.
The balance sheets as of July 31, 2008 and notes thereto, presented for comparative purposes, were reviewed by us, and our special review report was issued on August 29, 2008. The statements of income and cash flows and notes thereto for the quarter and six-month periods ended October 31, 2007, presented for comparative purposes, were reviewed by us, and our special review report issued on December 11, 2007 did not contain any qualification.

São Paulo, December 1, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

Marcos Alexandre S. Pupo
Accountant CRC 1SP221749/O-0

Ernst & Young | 2

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited Balance sheets
October 31, 2008 and July 31, 2008
(In thousands of reais)

		Parent Company		Consolidated
		10/31/08	07/31/08	10/31/08	07/31/08
Assets
Current assets
Cash and cash equivalents	Note 4	94,436	34,303	134,596	90,449
Marketable securities	Note 5	224,780	479,774	1,428,225	543,478
Trade accounts receivable		108,497	46,469	215,910	115,483
Derivative financial instruments		8,758	88,404	8,758	88,404
Inventories	Note 6	615,712	360,158	1,439,902	905,595
Advances to suppliers	Note 7	101,751	93,964	286,951	252,326
Related parties	Note 8	1,169,458	842,602	26,543	1,115
Other assets		93,071	56,593	199,968	143,169
Total current assets		2,416,463	2,002,267	3,740,853	2,140,019

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	342,201	342,201
CTNs-Restricted Brazilian Treasury Bills	Note 14	26,283	25,348	170,879	164,811
Deferred income and social contribution taxes	Note 13.b	243,988	73,692	571,890	386,698
Advances to suppliers	Note 7	31,142	23,988	93,636	88,171
Other assets		16,257	23,986	123,955	124,095
Permanent assets
Investments	Note 9	2,721,274	1,908,696	129,213	124,225
Property, plant and equipment	Note 10	822,258	854,015	2,993,156	2,864,722
Intangible	Note 11	404,922	421,410	1,074,496	1,115,561
Deferred charges		17,591	11,018	33,436	18,043
Total noncurrent assets		4,283,715	3,342,153	5,532,862	5,228,527

Total assets		6,700,178	5,344,420	9,273,715	7,368,546

Ernst & Young | 3

		Parent Company		Consolidated
		10/31/08	07/31/08	10/31/08	07/31/08
Liabilities and shareholders’ equity
Current liabilities
Loans and financing	Note 14	266,998	46,910	301,650	66,367
Derivative financial instruments		105,306	13,088	105,306	13,088
Trade accounts payable		196,269	136,633	492,007	331,567
Salaries payable		60,666	50,284	142,966	118,968
Taxes and social contributions payable	Note 12	28,785	30,653	109,725	114,951
Advances from customers		4,782	4,007	32,123	25,488
Related parties	Note 8	78,753	36,270	-	-
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Other liabilities		7,617	6,691	26,564	17,464
Total current liabilities		749,176	324,536	1,215,827	693,379

Noncurrent liabilities
Loans and financing	Note 14	1,136,133	920,429	2,679,347	2,047,935
Taxes and social contributions payable	Note 12	60,617	48,841	346,112	351,532
Related parties	Note 8	779,488	577,292	-	-
Provision for judicial demands	Note 15	208,811	202,366	873,113	849,797
Deferred income and social contribution taxes on revaluation reserve		-	-	21,910	24,493
Other liabilities		3,153	3,299	116,475	116,787
Total noncurrent liabilities		2,188,202	1,752,227	4,036,957	3,390,544

Minority shareholders’ interest			-	258,131	16,966

Shareholders’ equity	Note 16
Capital		3,815,268	2,935,268	3,815,268	2,935,268
Treasury stock		(4,186)	-	(4,186)	-
Revaluation reserves		193,801	194,153	193,801	194,153
Legal reserve		15,954	15,954	15,954	15,954
Reserve for new investments and upgrading		180,210	180,210	180,210	180,210
Accumulated losses		(438,247)	(57,928)	(438,247)	(57,928)
Total shareholders’ equity		3,762,800	3,267,657	3,762,800	3,267,657
Total liabilities and shareholders’ equity		6,700,178	5,344,420	9,273,715	7,368,546

See accompanying notes.

Ernst & Young | 4

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations
Quarters ended October 31, 2008 and 2007
(In thousands of reais, except for the earnings (loss) per share)

		Quarter
		Parent Company		Consolidated
		2008	2007	2008	2007
Gross operating revenue
Sales of goods and services		385,614	383,749	760,101	678,331
Taxes and sales deductions		(18,488)	(21,676)	(45,025)	(50,842)
Net operating revenue		367,126	362,073	715,076	627,489

Cost of goods sold and services rendered		(317,626)	(326,667)	(547,135)	(551,112)

Gross profit		49,500	35,406	167,941	76,377

Operating income (expenses)
Selling expenses		(29,242)	(38,616)	(88,606)	(91,944)
General and administrative expenses		(42,012)	(28,319)	(65,118)	(43,858)
Management fees	Note 17	(1,397)	(1,245)	(1,397)	(1,681)
Financial income (expenses), net	Note 18	(523,949)	160,810	(540,768)	144,314
Earnings (losses) on equity investments	Note 9	(19,664)	(51,535)	1,234	23
Goodwill amortization		(16,488)	(36,119)	(40,405)	(56,626)
Expenses with placement of shares		-	-	(22,059)	-
Other operating income (expenses), net		4,946	11,595	(14,198)	(2,018)
		(627,806)	16,571	(771,317)	(51,790)
Operating income (loss)		(578,306)	51,977	(603,376)	24,587

Nonoperating result		4,964	148	6,235	2,294
Income (loss) before income and social contribution taxes		(573,342)	52,125	(597,141)	26,881

Income and social contribution taxes	Note 13	192,671	(36,902)	209,960	(12,330)

Minority shareholders’ interest		-	-	6,510	672

Net income (loss) for the period		(380,671)	15,223	(380,671)	15,223
Earnings (loss) per share – in Reais		(1.16)	0.08

See accompanying notes.

Ernst & Young | 5

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations
Six-month periods ended October 31, 2008 and 2007
(In thousands of reais, except for the earnings (loss) per share)

		Six-month periods
		Parent Company		Consolidated
		2008	2007	2008	2007
Gross operating revenue
Sales of goods and services		745,378	760,013	1,452,770	1,314,775
Taxes and sales deductions		(43,107)	(37,926)	(98,104)	(95,573)
Net operating revenue		702,271	722,087	1,354,666	1,219,202

Cost of goods sold and services rendered		(648,818)	(658,383)	(1,173,162)	(1,099,122)
Gross profit		53,453	63,704	181,504	120,080

Operating income (expenses)
Selling expenses		(64,397)	(65,920)	(174,314)	(153,027)
General and administrative expenses		(77,219)	(62,290)	(123,394)	(98,684)
Management fees	Note 17	(2,849)	(2,963)	(2,849)	(3,856)
Financial income (expenses), net	Note 18	(385,265)	331,910	(453,831)	295,156
Earnings (losses) on equity investments	Note 9	(109,546)	(100,640)	1,394	141
Goodwill amortization		(32,977)	(72,238)	(80,790)	(112,594)
Expenses with placement of shares		-	-	(22,059)	-
Other operating income (expenses), net		3,112	7,792	(14,836)	(3,499)
		(669,141)	35,651	(870,679)	(76,363)
Operating income (loss)		(615,688)	99,355	(689,175)	43,717

Nonoperating result		5,933	1,016	10,737	5,248
Income (loss) before income and social contribution taxes		(609,755)	100,371	(678,438)	48,965

Income and social contribution taxes	Note 13	170,941	(71,481)	232,364	(21,377)

Minority shareholders’ interest		-	-	7,260	1,302

Net income (loss) for the period		(438,814)	28,890	(438,814)	28,890
Earnings (loss) per share – in Reais		(1.34)	0.15

See accompanying notes.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 18 producing units, all located in the São Paulo State, with a nominal capacity of milling 45 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

Acquisition of majority shareholding in Esso Brasileira de Petróleo Ltda. (“Essobrás”)

As disclosed in the financial statements for the year ended April 30, 2008 and for the quarter ended July 31, 2008, Cosan executed a share purchase and sale agreement on April 23, 2008 with Exxon Mobil International Holdings BV, in order to acquire 100% of shares of Esso Brasileira de Petróleo Ltda. (“Essobrás”). See details of this operation completion on Note 22.

Incorporation of new subsidiary

On August 28, 2008, the Company announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value, which will be intended for later leasing and/or sale. The initial capital contribution in this undertaking was R$301,178, of which R$56,980 was invested by Cosan at September 5, 2008, representing 18.92% ownership interest in Radar. The capital contribution to Radar by other shareholders amounted R$244,198, corresponding 81.08% of its capital. According to the shareholders agreement executed on the same date, the Company has controlled Radar through majority of votes (4 members) of the Supervisory Board and Board of Directors, which are composed by 7 members. Additionally, Cosan may determining the operational executives of this subsidiary.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

1.	Operations (Continued)

Incorporation of new subsidiary (Continued)

Based on the determination of Cosan as controlling of its subsidiary mentioned above, has been consolidated to Cosan`s quarterly information, Radar`s balance sheet and its statement of operation, disclosing the minorities shareholders.

Private subscription of shares

On September 19, 2008, the board of directors approved a capital increase of R$880,000 through issuance of 55,000,000 previously unissued registered common shares without par value in a private subscription at an issuance price of R$16.00 each, which were fully subscribed and paid as mentioned in Note 16.

Modification of the end of fiscal year

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the modification of the end of fiscal year from April 30 to March 31 of each year.

2.	Basis of preparation and presentation of the financial statements

The quarterly information is the responsibility of the Company’s management and was prepared according to the accounting practices adopted in Brazil, to the standards of the Brazilian Securities Commission (CVM) and to the rules of the Sao Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-called “Novo Mercado”, not including all disclosures usually necessary in annual financial statements or those required by the accounting practices adopted in Brazil for complete financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the quarterly information. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

Assets and liabilities are classified as current when these items are likely to be settled or realized within 12 months, or otherwise classified as noncurrent. Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries were translated into reais at the foreign exchange rate in force at the balance sheet date and the results of operations were translated at the average exchange rate for the period.

Throughout 2008 to actual date CVM has issued Resolutions No. 534, No. 547, No. 553, No. 554, No. 555, No. 556 and No. 557, which approved CPC 02 – Effects of changes in foreign exchange rates and translation of financial statements, CPC 03 – Statement of cash flows, CPC 04 – Intangible assets, CPC 06 – Leasing operations, CPC 07 – Government subsidies and incentives, CPC 08 – Transaction costs and security issue premium and CPC 09 – Statement of value added, respectively. The Company is evaluating the effects from adoption of these accounting standards on its financial position until year end.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

With a view to providing supplementary information to the market, the statements of cash flow are presented herein, and were prepared in accordance with Accounting Standards and Procedures NPC 20, issued by the Brazilian Institute of Independent Auditors (IBRACON), taking into consideration significant transactions that had influence on the cash and cash equivalents of the Company and subsidiaries, and their presentation is divided into operating, investing and financing activities.

The results for the six-month period ended October 31, 2008 are not necessarily and indication of results that may be expected for the year ending March 31, 2009.

The quarterly information and notes thereto, except as otherwise stated, are in thousands of reais.

Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

a)	Intercompany assets and liabilities are eliminated;
b)	Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
c)	Intercompany revenues and expenses are eliminated; and
d)	Significant unearned intercompany income is eliminated, when relevant.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

Consolidation of financial statements (Continued)

The fiscal year of the consolidated companies is the same as that of the Company.

Consolidated companies are listed below:

	Interest as of
	October 31, 2008		July 31, 2008
	Direct	Indirect	Direct	Indirect
Cosan Operadora Portuária S.A.	90.00%	-	90.00%	-
Administração de Participações Aguassanta Ltda.	91.50%	-	91.50%	-
Agrícola Ponte Alta S.A.	-	99.10%	-	99.10%
Cosan Distribuidora de Combustíveis Ltda.	99.99%	-	99.99%	-
Cosan S.A. Bioenergia	100.00%	-	-	-
Barra Bioenergia S.A.	-	99.10%	100.00%	99.10%
Cosan International Universal Corporation	100.00%	-	100.00%	-
Cosan Finance Limited	100.00%	-	100.00%	-
DaBarra Alimentos Ltda.	-	99.10%	-	99.10%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.10%	-	99.10%
Usina da Barra S.A. Açúcar e Álcool	89.91%	9.20%	89.91%	9.20%
Grançucar S.A. Refinadora de Açúcar	99.99%	0.01%	99.99%	0.01%
Cosan Centroeste S.A. Açúcar e Álcool	-	99.10%	-	99.10%
Usina Santa Luiza S.A.	-	33.03%	-	33.03%
Benálcool Açúcar e Álcool S.A.	-	99.10%	-	99.10%
Barrapar Participações Ltda.	-	99.10%	-	99.10%
Aliança Indústria e Comércio de Açúcar e Álcool Ltda.	-	99.10%	-	99.10%
Santa Cecília Agro-industrial S.A.	-	33.03%	-	33.03%
Radar Propriedades Agrícolas S.A. (1)	18.92%	-		-
Cosanpar Participações S.A. (2)	99.99%	0.01%	-	-

(1)  Company incorporated over the quarter ended October 31, 2008, as mentioned in Note 9; and,
(2)  Company used by Cosan as vehicle of Esso’s acquisition process (See Note 22).

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)
2.	Basis of preparation and presentation of the financial statements (Continued)

Changes in preparation and reporting of financial statements

On December 28, 2007, Law No. 11638 (the “Law”) was approved by the President of Brazil. This law makes amendments and revokes provisions of Brazil’s Corporation Law. These changes introduced by such law are primarily aimed towards full convergence between accounting practices adopted in Brazil and international financial reporting standards (IFRS).

On May 2, 2008, the CVM issued Ruling No. 469 (“Ruling”) which partially disciplined the Law, establishing minimum requirements to be followed for presentation of quarterly financial statements. This Ruling, under certain conditions, made it optional to fully adopt the provisions of the Law. Company management did not opt for this alternative, and accordingly, adopted the Law in accordance with the provisions required by such Ruling for presenting its quarterly information.

Among significant changes to the accounting standards, we single out below only those which, in a preliminary analysis by Company management, may affect the financial statements of the Company and of its subsidiaries:

•
Compensation based on executive and employee stock purchase options. The Company disclosed in Note 21, the terms of its Stock Purchase Option Plan and possible accounting effects existing as of the date of the quarterly information;

•
The concept of discount to present value is now applied to long-term assets and liabilities, as well as to short-term assets and liabilities having a significant effect on financial reporting. The Company did not identify any operations that could have significant effects on the quarterly information for the periods reported as far as discount to present value is concerned;

•
The balances of the revaluation reserve, as determined by CVM Ruling No. 469, may be maintained through their effective realization date or reserved. The Company decided to present to the Board the revertion of whole revaluation reserve in the amount as shown on Note 10;

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

Changes in preparation and reporting of financial statements (Continued)

•
Requirements that investments in financial instruments, including derivatives, should be recorded: (i) at their market or equivalent value, whenever it involves investments for trading or available to sale; and (ii) at the acquisition cost or issue value, updated in accordance with the legal or contractual provisions, adjusted to the probable realizable value, whenever it is lower. The Company and its subsidiaries will apply these changes when a specific standard is issued on the matter. At present, for disclosure purposes only, the Company records its derivative financial instruments at market, as set out in Note 19; and,

•	Inclusion of the Statement of Value Added (SVA) in the set of financial statements. Company management will present this statement when preparing its annual financial statements as of March 31, 2009.

Given that these changes have recently taken effect and that some of these changes depend on standards to be set by regulators so that they can be fully applied, Company management is still assessing all the effects that such changes might have on its quarterly information and results for the periods.

3.	Summary of significant accounting practices

The accounting practices adopted to prepare the quarterly financial information are consistent with those reported in the financial statements as of April 30, 2008, other than the provisions introduced in quarterly financial information by CVM Ruling No. 469/08.

4.	Cash and cash equivalents

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Cash	100	46	160	107
“Overnight” investments	-	-	17,274	12,743
Bank checking accounts	6,655	11,272	11,044	39,435
Amounts pending foreign exchange closing	87,681	22,985	106,118	38,164
	94,436	34,303	134,596	90,449

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

4.	Cash and cash equivalents (Continued)

The balance of Overnight investments refer to financial investments in US dollars made with highly-rated banks, are remunerated according to the “Federal Funds” rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

5.	Marketable securities

At October 31, 2008, the balance of Marketable Securities in the amount of R$224,780 (R$479,774 at July 31, 2008) for the Company, and R$1,428,225 (R$543,478 at July 31, 2008), consolidated, correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 103.5% of the Interbank Deposit Certificate - CDI.

6.	Inventories

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Finished goods:
Sugar	226,119	90,742	459,259	229,013
Ethanol	221,122	91,766	547,173	235,781
Other	2,966	3,443	5,766	5,768
Harvest costs	109,831	121,207	288,680	305,443
Supplies and other	59,689	57,015	147,615	138,991
Provision for inventory realization and obsolescence	(4,015)	(4,015)	(8,591)	(9,401)
	615,712	360,158	1,439,902	905,595

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

7.	Advances to suppliers

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Sugarcane suppliers	117,366	114,554	334,087	329,779
Equipment, material and service suppliers	15,527	3,398	46,500	10,718
	132,893	117,952	380,587	340,497
Current	(101,751)	(93,964)	(286,951)	(252,326)
Noncurrent	31,142	23,988	93,636	88,171

The noncurrent balance corresponds to advances to sugarcane suppliers, to be realized to 2012/2013.

8.	Related parties

	Assets
	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Usina da Barra S.A. Açúcar e Álcool	1,143,508	812,382	-	-
Cosan International Universal Corporation	12,199	-	-	-
Vertical UK LLP	5,738	-	26,543	1,115
Cosan Operadora Portuária S.A.	3,949	15,239	-	-
Cosan International Universal Corporation	-	13,004	-	-
Other	4,064	1,977	-	-
	1,169,458	842,602	26,543	1,115

	Liabilities
	Parent Company
	10/31/08	07/31/08
Cosan Finance Limited	846,605	613,562
	11,636	-
	858,241	613,562
Current	(78,753)	(36,270)
Noncurrent	779,488	577,292

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

8.	Related parties (Continued)

	Parent Company		Consolidated
	08/01/08 to 10/31/08	08/01/07 to 10/31/07	08/01/08 to 10/31/08	08/01/07 to 10/31/07
Transactions involving assets
Remittance of financial resources, net of receipts and credit assignments	48,966	117,252	(56,378)	(32)
Advance for future capital increase	172,428	-	-	-
Transfer from advances for future capital increase to investment	-	(556,566)	-	-
Sale of finished goods and services	104,360	184,639	81,806	-
Purchase of finished goods and services	(28,688)	(102,721)	-	-
Financial income	29,790	4,215	-	-

Transactions involving liabilities
Proceeds received as financial resources, net of payments	11,636	363,948	-	-
Financial expenses	233,043	(52,200)	-	-

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

Amounts receivable from Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”) refer, basically, to advances for future deliveries of sugar. Such amounts accrue 100% of CDI interest.

The balance receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whose its receivable maturity date is 30 days.

The balance payable to Cosan Finance Limited refers to export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

8.	Related parties (Continued)

At October 31, 2008, the Company and its subsidiary Usina da Barra were lessees of 37,599 hectares of land (35,214 hectares in 2007) (not reviewed by the independent auditors) of related companies under the same control as Cosan. The amount paid by the Company and its subsidiary to the lessors in the year ended October 31, 2008 totaled R$15,575 (R$8,639 in 2007). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

9.	Investments

	Parent Company
	Investee		Investor
	Equity	Profit (loss) of the period	Interest %		Investments		Earnings (losses) on equity investments
	10/31/08	05/01/08 to 10/31/08	10/31/08	07/31/08	10/31/08	07/31/08	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07

Administração de Participações Aguassanta Ltda.	145,962	(12,388)	91.5	91.5	133,553	135,559	(2,006)	(11,335)	(8,271)	(16,446)
Usina da Barra S.A. Açúcar e Álcool	1,453,279	(123,159)	89.9	89.9	1,306,570	1,326,139	(19,569)	(110,733)	(42,457)	(84,419)
Cosan Operadora Portuária S.A.	72,270	2,221	90.0	90.0	65,040	33,221	536	1,997	1,232	2,764
TEAS - Terminal Exportador de Álcool de Santos S.A.	45,403	1,062	32.0	32.0	14,529	14,292	237	397	23	141
Cosan S.A. Bioenergia(2)	139,854	(721)	100.0	100.0	139,854	265,561	(721)	(721)	-	-
Cosan International Universal Corporation	11,918	4,586	100.0	100.0	11,917	9,011	(191)	4,586	-	-
Cosan Finance Limited	23,146	6,802	100.0	100.0	23,146	14,948	2,554	6,802	1,424	1,424
Radar Propriedades Agrícolas S.A.	293,318	(7,860)	18.9	-	55,493	-	(1,487)	(1,487)	-	-
Cosanpar Participações S.A.	557,379	-	100.0	-	854,793	-	-	-	-	-
Rezende Barbosa S.A. Administração e Participações(1)	-	-	-	-	100,000	100,000	-	-	-	-
Other	-	-	-	-	16,379	9,965	983	948	(3,486)	(4,104)
					2,721,274	1,908,696	(19,664)	(109,546)	(51,535)	(100,640)

(1)	Refers to advance for future acquisition of investment; and,
(2)	Due to caption of proceeding through BNDES (Note 14), the subsidiary paid whole balance of advances for future capital increase stated as of July 31, 2008, in the amount of R$124.986.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

9.	Investments (Continued)

	Parent Company	Consolidated
Opening balances	1,908,696	124,225
Earnings (losses) on equity investments	(19,664)	1,234
Acquisition of investments	649,396	3,754
Advances for future capital increase	297,414	-
Payment of advances for future capital increase (2)	(124,986)	-
Currency translation adjustment	8,741	-
Other	1,677	-
Closing balances	2,721,274	129,213

On October 6, 2008, the Company increased capital of Cosanpar Participações S.A. through remittance of funds, in the amount of R$557,379, corresponding to 557,378,790 common registered shares, without nominal value. In addition, the Company remitted to that subsidiary, as advance for future capital increase, the amount of R$297,414.

As mentioned in Note 1, on August 28, 2008, the Company announced the incorporation of a new subsidiary named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real state investments in Brazil by identifying and acquiring rural properties likely to experience an increase is value, which will be intended for later leasing and/or sale. The initial capital contribution in this undertaking was R$301,178, of which R$56,980 was invested by Cosan at September 5, 2008, representing 18.92% ownership interest in Radar. The capital contribution to Radar by other shareholders amounted to R$244,198, corresponding to 81.08% of its capital. The funding expenses related to the operation totaled R$22,059, which are classified in the statement of operations for the period in the share placement expenses account.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

10.	Property, plant and equipment

		Parent Company
		10/31/08				07/31/08
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	73,121	108,150	-	181,271	181,271
Machinery, equipment and installations	10.83	388,112	-	(217,100)	171,012	169,668
Vehicles	21.74	44,877	-	(30,566)	14,311	15,103
Furniture, fixtures and computer equipment	18.43	62,053	-	(22,889)	39,164	41,020
Buildings and improvements	4.00	150,817	-	(26,150)	124,667	122,468
Construction in progress	-	54,467	-	-	54,467	54,995
Sugarcane planting costs	20.00	366,731	-	(151,237)	215,494	227,213
Parts and components to be periodically replaced	100.00	72,579	-	(53,600)	18,979	39,539
Other	-	2,893	-	-	2,893	2,738
		1,215,650	108,150	(501,542)	822,258	854,015
		Consolidated
		10/31/08				07/31/08
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	224,417	362,502	-	586,919	586,966
Machinery, equipment and installations	12.41	1,172,457	141,452	(863,217)	450,692	415,927
Vehicles	21.34	118,132	8,979	(93,039)	34,072	35,212
Furniture, fixtures and computer equipment	17.39	91,094	107	(43,163)	48,038	50,654
Buildings and improvements	4.09	398,333	54,264	(129,059)	323,538	292,652
Construction in progress	-	695,763	-	-	695,763	582,241
Sugarcane planting costs	20.00	1,073,289	-	(468,426)	604,863	631,687
Parts and components to be periodically replaced	100.00	159,717	-	(119,987)	39,730	91,035
Advances for fixed asset purchases	-	207,571	-	-	207,571	179,680
Other	-	1,970	-	-	1,970	1,885
Property, plant and equipment impairment loss		-	-	-	-	(3,217)
		4,142,743	567,304	(1,716,891)	2,993,156	2,864,722

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

On October 31, 2008, consolidated property, plant and equipment included the amount of R$415,260 (R$420,195 at July 31, 2008) corresponding to the net revaluation balance.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

10.	Property, plant and equipment (Continued)

The consolidated results for the quarter ended October 31, 2008 consist of R$8,602 (R$9,858 at October 31, 2007) in regard of depreciation of revalued assets.

11.	Intangible

Refers substantially to goodwill paid on expected profit. Balances at October 31, 2008 and July 31, 2008 are as follows:

	Average annual amortization rates (%)	Parent Company
		10/31/08			07/31/08
		Cost	Accumulated amortization	Net	Net

Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(47,790)	15,930	19,116
Goodwill on the acquisition of Grupo Mundial	10	127,953	(35,187)	92,766	95,965
Goodwill on the payment of capital of Mundial	10	21,142	(5,461)	15,681	16,209
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	10	267,824	(73,652)	194,172	200,866
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(28,792)	86,373	89,254
		595,804	(190,882)	404,922	421,410

		Consolidated
		10/31/08			07/31/08
	Average annual amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(47,790)	15,930	19,116
Goodwill on the acquisition of Usina da Barra	20	35,242	(31,747)	3,495	5,258
Goodwill on the constitution of FBA	10	22,992	(17,627)	5,365	5,939
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(18,095)	6,023	6,626
Goodwill on the acquisition of Grupo Destivale	10	69,918	(24,510)	45,408	47,155
Goodwill on the acquisition of Grupo Mundial	10	127,953	(35,187)	92,766	95,965
Goodwill on the payment of capital of Mundial	10	21,142	(5,461)	15,681	16,209
Goodwill on the acquisition of Corona	10	818,831	(221,697)	597,134	617,604
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(28,792)	86,373	89,254
Goodwill on the acquisition of Usina Santa Luiza	10	55,787	(7,517)	48,270	50,879
Goodwill on the acquisition of Benálcool	10	167,300	(11,109)	156,191	159,696
Goodwill on the acquisition of Aliança (1)	-	1,860	-	1,860	1,860
		1,524,028	(449,532)	1,074,496	1,115,561

(1)    Amortization of this goodwill will be recorded in the year end, due to its materiality.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

12.	Taxes and social contributions payable

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
ICMS – State VAT	81	901	8,116	9,561
INSS – Social Security	6,904	8,538	22,617	24,054
PIS – Social Integration Program	2,475	431	3,666	3,755
COFINS – Social Security Financing	11,178	1,984	16,671	17,078
Tax Recovery Program – REFIS	-	-	281,108	282,693
Special Tax Payment Program – PAES	54,287	56,176	75,710	78,599
Income and social contribution taxes payable	1,838	3,225	27,270	27,916
Other	12,639	8,239	20,679	22,827
	89,402	79,494	455,837	466,483
Current liabilities	(28,785)	(30,653)	(109,725)	(114,951)
Noncurrent liabilities	60,617	48,841	346,112	351,532

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
13 to 24 months	15,773	11,324	40,471	40,394
25 to 36 months	15,295	11,032	39,019	39,386
37 to 48 months	15,056	10,624	38,565	38,493
49 to 60 months	9,379	10,479	31,398	35,851
61 to 72 months	987	1,056	20,168	20,458
73 to 84 months	987	976	20,168	20,378
85 to 96 months	987	976	20,168	20,378
Above 97 months	2,153	2,374	136,155	136,194
	60,617	48,841	346,112	351,532

Tax Recovery Program - REFIS

In 2000, several subsidiaries applied to pay their tax payables in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

12.	Taxes and social contributions payable (Continued)

Tax Recovery Program – REFIS (Continued)

The balances on October 31, 2008 and July 31, 2008 are as follows:

	Consolidated
	10/31/08	07/31/08
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges based upon TJLP variation	119,958	117,465
Payments made	(131,078)	(127,000)
	281,108	282,693
Current liabilities	(18,464)	(18,705)
Noncurrent liabilities	262,644	263,988

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, the FNDE (National Fund for Economic Development) and the INSS. Installments are adjusted monthly based upon the TJLP variation.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

12.	Taxes and social contributions payable (Continued)

Special Tax Payment Program – PAES (Continued)

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts. According to the Company and its subsidiaries, the consolidated debts on October 31, 2008 and July 31, 2008 are as follows:

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(46,932)	(44,435)	(69,940)	(66,201)
Monetary restatement	25,910	25,302	37,027	36,177
	54,287	56,176	75,710	78,599
Current installments	(10,283)	(10,171)	(15,267)	(15,101)
Noncurrent installments	44,004	46,005	60,443	63,498

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

13.	Income and social contribution taxes

a)     Reconciliation of income and social contribution tax expenses:

	Parent Company				Consolidated
	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07
Income (loss) before income and social contribution taxes	(573,342)	(609,755)	52,125	100,371	(597,141)	(678,438)	26,881	48,965
Income and Social Contribution taxes at nominal rate (34%)	194,936	207,316	(17,723)	(34,126)	203,027	230,668	(9,140)	(16,648)
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(6,686)	(37,246)	(17,522)	(34,218)	420	474	8	48
Non-deductible goodwill amortization	(569)	(1,138)	(838)	(1,676)	(1,415)	(2,830)	(838)	(1,676)
Non-deductible donations and contributions	(1,015)	(1,595)	(409)	(830)	(1,220)	(2,283)	(681)	(1,545)
Non-deductible currency translation adjustment	2,972	2,491	(51)	253	2,972	2,491	(51)	253
Inventories adjustments	3,174	424	255	255	4,199	789	413	564
Other	(141)	689	(614)	(1,139)	1,977	3,055	(2,041)	(2,373)
Total current and deferred taxes	192,671	170,941	(36,902)	(71,481)	209,960	232,364	(12,330)	(21,377)
Effective rate	-	-	70.80%	71.22%	-	-	45.87%	43.66%

b)     Deferred income and social contribution tax assets:

	Parent Company
	10/31/08				07/31/08
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	152,660	38,165	13,739	51,904	42,530
Income tax losses	564,925	141,231	-	141,231	22,907
Social contribution tax losses	565,026	-	50,853	50,853	8,255
Deferred taxes - noncurrent assets		179,396	64,592	243,988	73,692

	Consolidated
	10/31/08				07/31/08
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	817,638	204,409	73,587	277,996	260,406
Income tax losses	864,369	216,092	-	216,092	92,855
Social contribution tax losses	864,470	-	77,802	77,802	33,437
Deferred taxes – noncurrent assets		420,501	151,389	571,890	386,698

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

13.	Income and social contribution taxes (Continued)

b)     Deferred income and social contribution tax assets: (Continued)

Deferred income and social contribution tax loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared annually by management on the financial statements at April 30, 2008, which were examined by the Company’s supervisory board and submitted to the Board of Directors in the Annual General Shareholders Meeting.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
2011	-	-	13,320	14,264
2012	6,650	5,994	35,050	37,955
From 2013 to 2015	132,320	55,704	291,800	248,900
From 2016 to 2018	105,108	11,994	231,720	85,579
	243,988	73,692	571,890	386,698

The estimates for recovery of tax credits relied on projections for taxable profits in light of various financial and business assumptions on the date the balance sheets are prepared, whose are reviewed annually.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

14.	Loans and financing

	Financial charges		Parent Company		Consolidated			Guarantees (2)
Purpose	Index	Average annual interest rate	10/31/08	07/31/08	10/31/08	07/31/08	Final maturity	10/31/08	07/31/08
Senior Notes Due 2009	Dollar (US)	9.0%	75,745	57,539	75,745	57,539	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	860,763	626,640	February/2017	-	-

Perpetual Notes	Dollar (US)	8.25%	970,583	718,818	970,583	718,818	-	-
									-
IFC	Dollar (US)	7.44%	116,045	85,008	116,045	85,008	January/2013	Chattel mortagage	Chattel mortagage
ACC	Dollar (US)	6.25%	127,555	-	127,555	-	August/2009	-	-
BNDES (3)	TJLP	2.61%	-	-	191,660	-	Janeiro/2022	Credit rights from contracts of energy trading	-
Resolution 247 (1)	IGP-M Corn price variation	3.95% 12.5%	97,928 137	96,572 137	589,931 137	583,637 738	December/2020 October/2025	National Treasury Securities and land mortagage	-
		-
Others	Several		15,138	9,265	48,578	41,922	Several	Mortagage, inventories and chattel mortagage on financial assets	Mortagage, inventories and chattel mortagage on financial assets

			1,403,131	967,339	2,980,997	2,114,302
Current			(266,998)	(46,910)	(301,650)	(66,367)
Non current			1,136,133	920,429	2,679,347	2,047,935

(1)	Financial charges at October 31, 2008, except when otherwise indicated;
(2)	All loans and financing are guaranteed by promissory notes and surety of the Company, subsidiaries and shareholder’s, in addition to the securities described above.
(3)	Refers to proceedings received by Cosan S.A. Bioenergia to be used on co-generation energy project.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

14.	Loans and Financing (Continued)

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
13 to 24 months	18,575	71,232	36,460	76,626
25 to 36 months	18,276	15,212	40,547	20,724
37 to 48 months	9,463	7,639	31,218	13,152
49 to 60 months	41,028	25,222	60,438	28,561
61 to 72 months	8	8	18,713	2,543
73 to 84 months	8	8	17,183	1,698
85 to 96 months	8	8	16,091	8
Thereafter	1,048,767	801,100	2,458,697	1,904,623
	1,136,133	920,429	2,679,347	2,047,935

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On October 31, 2008, these certificates, classified as noncurrent assets, amounted to R$26,283 (R$25,348 at July 31, 2008), at the Company and R$170,879 (R$164,811 at July 31, 2008) at consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and 2025 at consolidated.

Senior Notes due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

14.	Loans and Financing (Continued)

Perpetual Notes

On January 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Restrictive covenants in the loan and financing agreements

The Company and its subsidiaries are subject to certain covenants under loan and financing agreements, among which the following are:

•	restriction on transactions with shareholders and affiliate companies;
•	restriction on payment of dividends and other payment restrictions affecting subsidiaries;
•	restriction on guarantees granted on assets.

All restrictive covenants have been fully met by the Company and its subsidiaries.

Expenses with issue of Notes

Expenses incurred with the issuance of Senior (2009 and 2017) and Perpetual Notes are recorded as other assets, in current and noncurrent assets, respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

15.	Provision for judicial demands

	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Tax	212,414	205,784	818,951	795,961
Civil and labor	8,943	8,796	102,284	101,751
	221,357	214,580	921,235	897,712
Judicial deposits	(12,546)	(12,214)	(48,122)	(47,915)
	208,811	202,366	873,113	849,797

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

15.	Provision for judicial demands (Continued)

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

The main tax judicial demands at October 31, 2008 have not presented significant changes in comparison with July 31, 2008 and are as follows:

	Parent Company		Consolidated
Description	10/31/08	07/31/08	10/31/08	07/31/08
Credit premium – IPI	142,685	140,153	260,971	256,004
PIS and Cofins	18,614	19,505	142,762	142,907
IPI credits (NT)	-	-	89,621	87,015
Contribution to IAA	-	-	81,096	80,340
IPI – Federal VAT	9,341	9,224	53,443	52,676
ICMS credits	14,705	13,644	46,482	45,472
Income tax and social contribution	5,379	5,327	42,558	41,956
Other	21,690	17,931	102,018	89,591
	212,414	205,784	818,951	795,961

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, the main balances as of October 31 and July 31, 2008 are as follows:

	Parent Company		Consolidated
Description	10/31/08	07/31/08	10/31/08	07/31/08
Withholding income tax	158,373	156,502	158,373	156,502
IPI Premium Credit (RP 67/98)	-	-	154,364	152,414
ICMS – State VAT	7,758	7,614	94,833	79,211
IAA – Sugar and Ethanol Institute	-	-	72,421	47,383
IPI – Federal VAT	15,178	14,957	76,192	74,182
INSS	11	11	14,624	14,369
Civil and labor	38,047	37,285	73,623	72,359
PIS/Cofins on CIDE	10,216	-	32,903	-
Others	34,699	29,939	77,167	57,156
	264,282	246,308	754,500	653,576

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

15.	Provision for judicial demands (Continued)

Contingent credits

i)	IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court tax credits previously unused of approximately R$301,574 (R$297,865 at July 31, 2008), related to IPI premium credit (Decree Law No. 491, dated March 5, 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period from May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

ii)	Accounts receivable from Federal Government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government, since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector.

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of April 30, 2007. However, on February 28, 2007, the subsidiary recognized a gain in the statement of operations for the period, in the amount of R$318,358, corresponding to one of the above-mentioned suits, for which a final and unappealable decision was rendered in favor of subsidiary. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the Accounts receivable from Federal Government, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The amounts are likely to be monetarily restated by the inflation rate IPCA-E.

The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38,203, against the account Other liabilities, under noncurrent liabilities.

At October 31, 2008, these amounts totaled R$342,201 and R$41,064, corresponding to related suit and lawyers’ fees, respectively.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

16.	Shareholders’ equity

Capital

As mentioned in Note 1, the Board of Directors’ meeting held on September 19, 2008, approved capital increase by R$880,000, through issue of 55,000,000 book entry common registered shares with no nominal value, for private subscription, at issue price of R$16.00 each. On said date, the Company’s capital started to be divided into 327,548,032 book entry common registered shares with no nominal value, in the total amount of R$3,815,268.

On October 22, 2008, the term for exercising the share subscription right that had been approved by the Board of Directors’ meeting of September 19, 2008 terminated. The controlling company Cosan Limited subscribed and paid 54,993,482 common shares in the amount of R$879,896, together with the share subscription and payment by minority shareholders of 6,518 common shares totaling R$104.

As of October 31, 2008, the Company’s capital is represented by 327,548,032 registered common shares, with no par value (272,548,032 shares as of July 31, 2008).

Subscription warrants

According to the Board of Directors’ Resolution on September 19, 2008, new share subscribers were granted an additional benefit of 1 (one) share subscription warrants issued by the Company, which will entitle shareholders to subscribe Cosan shares under certain conditions. There will be issue of 55,000,000 subscription warrants, of a sole series with no nominal value. Bonus holders will have the right to subscribe 0.6 (point six) common shares, not being fractional share number delivery admitted. The subscription warrants will be valid from issue thereof until December 31, 2009, and such right may be exercised at the discretion of its holder, except on the days of the Company’s General Shareholders’ Meetings, also such intention must be expressed through application to exercise such right in writing to Cosan. The exercise price of each subscription warrants quantity totaling 1 (one) share is of R$16.00.

Treasury shares

As approved by the Extraordinary Shareholders’ Meeting of August 29, 2008, shareholders holding 343,139 book entry common registered shares with no par value of Cosan, exercised retiring right, through refund of the amount of the shares held by them at the end of August 12, 2008, regularly formalizing their withdrawal in relation to acquisition of Usina Benálcool S.A. The amount paid on October 15, 2008 to retiring shareholders totaled R$12.20 per share and aggregated R$4,186.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

16.	Shareholders’ equity (Continued)

Treasury shares (Continued)

On October 31, 2008, the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$11.10.

17.	Management fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

18.	Financial income (expenses), net

	Parent Company				Consolidated
	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07
Financial expenses
Interest (1)	(57,260)	(107,857)	(69,860)	(124,838)	(76,656)	(145,593)	(55,828)	(145,501)
Monetary variation losses	(784)	(5,755)	(2,798)	(3,283)	(4,756)	(34,704)	(17,090)	(20,064)
Exchange variation losses	(522,441)	(410,299)	161,312	293,239	(527,302)	(415,469)	163,692	298,229
Results from derivatives (3)	(67,643)	(103,102)	(1,096)	(8,337)	(69,378)	(104,837)	(31,256)	(38,497)
CPMF (tax on financial transactions	-	-	(5,079)	(8,024)	-	-	(6,561)	(11,681)
Premium on payment of Senior Notes 2009	-	-	(30,160)	(30,160)	-	-	(30,160)	(30,160)
Others	(147)	(229)	(139)	(280)	(461)	(952)	(463)	(873)
	(648,275)	(627,242)	52,180	118,317	(678,553)	(701,555)	22,334	51,453
Financial income
Interest (1)	33,714	54,636	7,809	12,292	11,128	22,274	4,630	18,234
Exchange variation gains	200	1,485	666	778	1,296	9,639	15,826	16,552
Monetary variation gains (2)	3,951	116	(17,644)	(23,651)	25,942	15,642	(17,663)	(23,686)
Results from derivatives (3)	72,344	153,027	98,069	189,135	72,344	153,027	98,070	189,136
Earnings from marketable securities	14,094	32,628	19,640	34,875	27,018	46,963	20,817	44,084
Others	23	85	90	164	57	179	300	(617)
	124,326	241,977	108,630	213,593	137,785	247,724	121,980	243,703
	(523,949)	(385,265)	160,810	331,910	(540,768)	(453,831)	144,314	295,156

(1)  Includes results from currency and interest rate swap contracts for the charges;
(2)  Includes foreign exchange gains (losses) on liabilities denominated in foreign currency; and,
(3)  Includes results from transactions in futures, options swaps and NDF.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments

a)	Risk management

The Company and its subsidiaries are exposed to market risks, the main being: (i) commodities price volatility, and (ii) foreign exchange rate. In order to manage these market risks, the Company uses policies and procedures approved by the Board of Directors through its Risk Committee. Such documents establish limits, ongoing monitoring of exposures, counterparties and financial instruments approved for trading. Risk and financial instrument management activities are carried out through definition of strategies, establishment of control systems and determination of limits of exposure to foreign exchange rate, interest rate and prices. Financial instruments are contracted exclusively in positions opposite to the Company’s natural exposure arising from its sugar and ethanol sales. The Company does not recognize in the balance sheet the fair value of derivative financial instruments.

On October 31 and July 31, 2008, assets and liabilities balances related to derivative financial instruments transactions are as follows:

	Current assets
	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Margin deposits	198	79,449	198	79,449
Unrealized losses (non allocated)	8,560	8,955	8,560	8,955
	8,758	88,404	8,758	88,404

	Current liabilities
	Parent Company		Consolidated
	10/31/08	07/31/08	10/31/08	07/31/08
Credit lines in using	82,580	-	82,580	-
Option premium	12,791	9,909	12,791	9,909
Unrealized gains (non allocated)	9,935	3,179	9,935	3,179
	105,306	13,088	105,306	13,088

Margin deposits refer to cash equivalent available on the brokers in charge to trade with derivatives instruments.

The credit lines used correspond to credit limit granted by the brokers with which the derivative operations are carried out (drawee) as of balance sheet date, in order to fund daily adjustment of outstanding positions.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

a)	Risk management (Continued)

The unearned result refers to: i) in assets – losses not allocated to the statement of operations for the period; and ii) in liabilities – gains not allocated to the statement of operations; both from operations with derivatives used for price hedging purposes, already settled with commodities exchanges, but for which physical shipment of hedged sugar volume has not yet taken place.

Option premiums refer to historic cost of options purchased (in assets) or sold (in liabilities) held in the portfolio on the balance sheet date.

Breakdown of derivative financial instruments, by hedged risk nature, at October 31 and July 31, 2008 is as follows:

	Parent Company and Consolidated
	Notional amounts		Fair Value
	10/31/08	07/31/08	10/31/08	07/31/08
Price risk
Commodity derivatives
Futures contracts:
Sale agreements	720,867	921,131	84,934	(97,995)
Options:
Sold	136,154	118,086	(7,431)	(16,526)
			77,503	(114,521)
Foreign exchange rate risk
Exchange rate derivatives
Forward contracts:
Sale agreements	1,341,772	940,398	(196,467)	102,358
Purchase agreements	898,804	-	98,593	-
Swap contracts	570,700	570,700	(33,198)	(45,368)
			(131,072)	56,990
			(53,569)	(57,531)
Maturities:
Within 12 months			(35,810)	(17,421)
13 to 24 months			(17,759)	(38,567)
25 to 36 months			-	(1,543)
			(53,569)	(57,531)

Counterparties – The Company has commodity derivatives, mainly in the futures and options markets, on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE). The Company has exchange rate derivatives mainly in OTC contracts in Brazil with highly rated financial institutions.

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

a)	Risk management (Continued)

Security margin – The Company’s derivative operations on commodity exchanges (NYBOT and LIFFE) require initial security margin. Brokers with which the Company operates offer credit limits for these margins. At October 31, 2008, total credit limit taken for initial margin was of R$54,099. The Company’s OTC derivative operations do not require security margin.

The results of operations involving derivative financial instruments, settled in the period and going through statement of operation accounts for the periods ended October 31, 2008 and 2007 are set out below:

	Parent Company				Consolidated
	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07	08/01/08 to 10/31/08	05/01/08 to 10/31/08	08/01/07 to 10/31/07	05/01/07 to 10/31/07

Commodity derivatives:
Futures contracts	(4,737)	10,770	44,038	92,475	(4,737)	10,770	44,038	92,475
Options	(2,688)	(3,887)	10,749	10,749	(2,688)	(3,887)	10,749	10,749
Brokerage and commissions	(704)	(1,047)	(297)	(556)	(704)	(1,047)	(297)	(556)
Exchange variation	25,633	19,524	2,427	(1,703)	25,633	19,524	2,427	(1,703)
Exchange rate derivatives:
Forward contracts	(16,418)	20,950	40,056	79,833	(18,153)	19,215	40,056	79,833
Options	3,615	3,615	-	-	3,615	3,615	-	-
Accounting reclassification	-	-	-	-	-	-	(30,159)	(30,159)
	4,701	49,925	96,973	180,798	2,966	48,190	66,814	150,639
Exchange and interest rate derivatives:
Swap contract (1)	(3,687)	(9,868)	(5,665)	(10,567)	(3,687)	(9,868)	(5,665)	(10,567)
Derivatives net effect	1,014	40,057	91,308	170,231	(721)	38,322	61,149	140,072

Derivatives effect on financial income (expenses), net:
Financial income	72,344	153,027	98,069	189,135	72,344	153,027	98,070	189,136
Financial expenses	(67,643)	(103,102)	(1,096)	(8,337)	(69,378)	(104,837)	(31,256)	(38,497)
	4,701	49,925	96,973	180,798	2,966	48,190	66,814	150,639

(1)	Exchange rate swap result is recorded in financial expenses, in Financial income (expenses), net account.

b)	Price risk

The Company has derivatives with the objective of mitigating its exposure to sugar price oscillation in the international market. Derivative operations allow ensuring minimum average profit for future production. The Company actively manages the contracted positions, also the result of these activities is monitored daily, through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

b)	Price risk (Continued)

At October 31, 2008, the Company had 1,130,371 sugar tons (1,975,717 tons at July 31, 2008), hedged by futures contracts traded on NYBOT and LIFFE, with a positive adjustment to market value estimated at R$84,934 (negative adjustment of R$97,995 at July 31, 2008), not recorded. As of the same date, the Company had 192,290 sugar tons (213,983 tons at July 31, 2008), linked to purchase options sold, with a positive adjustment to market value estimated at R$5,360 (negative adjustment of R$6,617 at July 31, 2008), not recorded. The fair value of these derivatives was measured based on observable factors, such as price quotations in active markets.

c)	Foreign exchange risk

The Company has derivatives in order to mitigate its exposure to the effect of foreign exchange rate fluctuations on its revenue from exports. The exchange rate derivatives together with the commodity price derivatives allow ensuring minimum average profit from future production. The Company actively manages contracted positions, and the result of such activities is monitored daily, through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions. The fair value of these derivatives was measured based on estimates that use discounted cash flows based on market curves.

At October 31, 2008, the Company had US$694,583 thousand (US$513,767 thousand at July 31, 2008) hedged by forward contracts sold, with a negative adjustment to market value estimated at R$196,467 (positive adjustment of R$102,358 at July 31, 2008), not recorded.

At October 31, 2008, in order to hedge the cash outlay related to acquisition of Esso, the Company had US$461,211 thousand hedged by forward contracts purchased, whose positive adjustment to determine market value was R$98,593, not recognized.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

The Company also has currency and interest rate swap contract originally for interest flow from issue of Senior Notes 2009 (Note 14), with original amount of US$200,000 thousand, R$570,700 as of contract date. Under the swap contract the Company had receivables of 9% p.y. on US$200,000 thousand, and payables of 81% of CDI variation on R$570,700. The market value of this swap at October 31, 2008 is negative in the amount of R$33,198 (negative of R$45,368 at July 31, 2008), not recognized in accounting records. The curve sketching value of this swap at October 31, recorded in loans and financing account (Note 14) is R$9,910 (R$6,224 at July 31, 2008).

The Company does not use derivative financial instruments to hedge foreign exchange exposure from balance sheet. At October 31 and July 31, 2008, the Company and its subsidiaries presented the following net balance sheet exposure to US dollar:

	Consolidated
	10/31/08		07/31/08
	$R	US$ (in thousands)	$R	US$ (in thousands)
Amounts pending foreign exchange closing	106,118	50,167	38,164	24,361
Overnight	17,274	8,166	12,743	8,134
Derivative financial instruments – assets (i)	198	94	79,449	50,714
Notes receivable from foreigns	133,196	62,968	33,627	21,465
Related parties	26,543	12,548	1,115	712
Loans in foreign currency	(243,600)	(115,161)	(85,008)	(54,263)
Advances from customers	(19,305)	(9,126)	(13,728)	(8,763)
Senior Notes due in 2009	(75,745)	(35,808)	(57,539)	(36,729)
Senior Notes due in 2017	(860,763)	(406,922)	(626,640)	(400,000)
Perpetual notes	(970,583)	(458,839)	(718,818)	(458,840)
Derivative financial instruments – liabilities (i)	(95,371)	(45,086)	(9,909)	(6,325)
Net foreign exchange exposure	(1,982,038)	(936,999)	(1,346,544)	(859,534)

(i)	Refer to amount classified as derivative financial instruments, except for unrealized gains (losses) non-allocated.

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At October 31, 2008, the Company was not in possession of any interest rate derivative contracts, except for the swap agreement referred to in item c) Foreign exchange risk.

e)	Credit risk

A significant portion of sales made is by the Company and its subsidiaries to a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f)	Debt acceleration risk

As of October 31, 2008, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

g)	Market values

As of October 31, 2008 and July 31, 2008, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the Senior Notes maturing in 2017, as described in Note 14, according to their market value, was 61.50% of their face value at October 31, 2008.

The fair value of Perpetual Notes as described in Note 14, according to its market value, was 48.50% of its face value at October 31, 2008.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

19.	Financial instruments (Continued)

g)	Market values (Continued)

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

20.	Insurance (Not reviewed by the independent auditors)

At October 31, 2008, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for buildings, equipment and installations at plants.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

21.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement. On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

21.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

Stock option activity as of October 31, 2008 and July 31, 2008 is 2,373,341 common shares.

All exercised stock options had been settled with issue of new common shares up to October 31, 2008. Should the remaining options be also exercised with issue of new common shares, present shareholders would have their shareholding interest reduced by 0.8633% after the exercise of all remaining options, without any effect on the Company results.

The accounting practices adopted in Brazil do not require the recognition of expenses on compensation through stock option plan. Had the Company recorded in the statement of operations such expenses based on the amount estimated on a binomial model, loss for the six-month period ended October 31, 2008 would increase by R$7,293 and net income for the six-month period ended October 31, 2007 would decrease by R$6,262. Under this accounting hypothesis, at October 31, 2008 it would be expected that R$16,207 consisting of the unrecognized compensation cost of stock option plan was recognized within two years (R$22,809 at October 31, 2007 over a two-year term).

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

21.	Stock option plan (Continued)

The fair value of the options granted under the stock option plan was estimated from the binominal model, with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price – R$	6.11	6.11
Expected exercise (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted average fair value at grant date – R$	12.35	18.19

Expected Term - Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years. Cosan does not expect any forfeiture as those options are mainly for officers, for whom turnover is low.

Expected Volatility – The Company has opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical, expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios.

Expected Dividends – As the Company is newly public entity, the expected dividend yield was calculated based on the current value of the stock market at grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – The Company considers the SELIC (Special System Settlement Custody) rate.

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

22.	Subsequent event

1st issue of Promissory Notes of Cosan S.A. Indústria e Comércio

On November 17, 2008, the Company issued 44 registered promissory notes of one series, at the unit price of US$11,819 each, whose offer price reached US$520,021.

The nominal value of the promissory notes will not be updated. The promissory notes will bear interest accumulated variation of daily average rates of DI – Interbank Deposits, over extra group, daily calculated and capitalized by a 3% additional per annum, and must be paid in a sole amount, on the maturity date, together with the principal amount of the promissory notes. The maturity is within 360 days, since the issue date.

The promissory notes will be secured by guarantees from Mr. Rubens Ometto Silveira Mello and collateralized by a chattel mortgage to be established for the units of interest issued by Esso Brasileira de Petróleo Ltda. (“Esso”) which are or may be held by the Company.

Funds raised by offer of the promissory notes will be fully used by the Company for payment of acquisition of Esso.

Acquisition of majority shareholding in Esso Brasileira de Petróleo Ltda. (“Essobrás”)

On December 1, 2008 the Company completed the acquisition of Essobrás and its affiliates which hold assets of distribution and sale of fuels and production and sale of lubricants and specialties of ExxonMobil in Brazil.

Upon the acquisition, the subsidiary Cosanpar Participações S.A. paid ExxonMobil International Holdings B.V. US$715 million for 100% of shares of the companies owning Essobrás, plus the debt assumption of US$175 million.

Essobrás currently ranks as one of the four biggest fuel distributors in Brazil, owning a distribution network comprising more than 1,500 gas stations across Brazil which, added to its industrial customers, sell each year more than 5 billion litters of ethanol gasoline and diesel and 160 million cubic meters of NGV, plus 127,000 cubic meters of lubricants produced at the Rio de Janeiro plant, which will continue to offer ESSO and Mobil brand products, developed with ExxonMobil's global technology.

Management expects to recognize a goodwill in Cosanpar, calculated between the amount paid on acquisition and net equity at book value at November 30, 2008. The economic basis for such goodwill shall be determined in light of a valuation report taking into consideration the future profitability of the acquired company.

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

23.	Additional information

23.1 STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated
	08/01/08 to 10/31/08	08/01/07 to 10/31/07	08/01/08 to 10/31/08	08/01/07 to 10/31/07
Cash flows from operating activities
Net income (loss) for the period	(380,671)	15,223	(380,671)	15,223
Adjustments to reconcile net income (loss) for the period to cash used in operating activities
Depreciation and amortization	69,123	59,220	176,818	139,027
Losses (earnings) on equity investments	19,664	51,535	(1,234)	(23)
Net book value of permanent assets disposed of	180	1,256	2,848	4,245
Goodwill amortization	16,488	36,119	40,405	56,626
Deferred income and social contribution taxes	(170,296)	11,016	(187,775)	(14,118)
Set-up (reversal) of provision for legal claims, net	3,372	1,045	15,230	(2,257)
Set-up (reversal) of provision for devaluation of permanent equity interest	-	(10,493)	21	23
Minority interest	-	-	(6,510)	(672)
Interest, monetary and exchange variation, net	526,827	(42,012)	571,968	(63,234)
Others	(3,342)	-	(2,022)	-
Decrease (increase) in assets
Trade accounts receivables	(55,589)	11,576	(82,346)	30,846
Inventories	(255,554)	(216,612)	(534,307)	(404,632)
Derivative financial instruments	79,646	90,475	79,646	90,475
Advances to suppliers	(14,941)	(7,558)	(40,090)	4,155
Other assets	(34,487)	22,327	(82,087)	7,106
Decrease (increase) in liabilities
Trade accounts payables	59,636	33,500	160,440	58,088
Salaries payable	10,382	10,497	23,998	21,723
Taxes and social contributions payables	(9,140)	(9,534)	(14,864)	(25,828)
Derivative financial instruments	92,218	(16,777)	92,218	(16,777)
Other liabilities	11,810	(76,020)	9,199	(71,803)
Net cash used in operating activities	(34,674)	(35,217)	(159,115)	(171,807)
Cash flows from investments activities
Application in investments	(649,396)	-	(3,754)	-
Advance for future capital increase	(172,428)	-	-	-
Application in property, plant and equipment	(37,421)	(31,602)	(304,713)	(136,780)
Application in deferred charges	(6,573)	-	(15,438)	-
Marketable securities	254,994	229,399	(884,747)	230,937
Others	-	-	(660)	(721)
Net cash provided by (used in) investments activities	(610,824)	197,797	(1,209,312)	93,436

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

23.	Additional information (Continued)

23.1 STATEMENTS OF CASH FLOWS (Continued)

	Parent Company		Consolidated
	08/01/08 to 10/31/08	08/01/07 to 10/31/07	08/01/08 to 10/31/08	08/01/07 to 10/31/07
Cash flows from financial activities
Capital increase	880,000	-	880,000	-
Purchase of treasury stocks	(4,186)	-	(4,186)	-
Capital increase in subsidiaries by minority shareholders	-	-	247,675	-
Financial funding	123,275	-	315,808	4,451
Amortization of principal and interest on loans and financing, advances from customers.	(21,435)	(334,704)	(26,723)	(369,953)
Related parties	(272,023)	108,363	-	-
Net cash provide by (used in) financing activities	705,631	(226,341)	1,412,574	(365,502)
Net cash increase (decrease) in cash and cash equivalents	60,133	(63,761)	44,147	(443,873)
Cash and cash equivalents at the beginning of the period	34,303	145,442	90,449	578,973
Cash and cash equivalents at the end of the period	94,436	81,681	134,596	135,100

Supplementary information about cash flows

Interest paid on loans and financing, advances from customers	21,249	35,381	24,530	65,556
Income and social contribution taxes	-	17,969	-	18,275

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

23.	Additional information (Continued)

23.1 STATEMENTS OF CASH FLOWS (Continued)

	Parent Company		Consolidated
	08/01/08 to 10/31/08	08/01/07 to 10/31/07	08/01/08 to 10/31/08	08/01/07 to 10/31/07
Cash flows from operating activities
Net income (loss) for the period	(438,814)	28,890	(438,814)	28,890
Adjustments to reconcile net income (loss) for the period to cash provide by used in operating activities
Depreciation and amortization	135,586	110,301	334,044	264,406
Losses (earnings) on equity investments	109,546	100,640	(1,394)	(141)
Net book value of permanent assets disposed of	1,509	4,422	5,648	6,798
Goodwill amortization	32,977	72,238	80,790	112,594
Deferred income and social contribution taxes	(162,244)	22,437	(223,856)	(25,061)
Set-up (reversal) of provision for legal claims, net	5,484	1,840	25,859	(587)
Set-up (reversal) of provision for devaluation of permanent equity interest	-	(7,725)	40	47
Minority interest	-	-	(7,260)	(1,302)
Interest, monetary and exchange variation, net	451,822	(108,505)	545,746	(166,270)
Others	(3,342)	-	(302)	-
Decrease (increase) in assets
Trade accounts receivables	(59,076)	14,450	8,133	1,773
Inventories	(386,026)	(342,071)	(869,384)	(684,260)
Derivative financial instruments	77,775	34,024	77,775	34,024
Advances to suppliers	(34,988)	(34,614)	(77,126)	(91,976)
Other assets	(18,198)	45,926	(49,630)	26,546
Decrease (increase) in liabilities
Trade accounts payables	136,969	105,550	301,017	257,951
Salaries payable	27,683	22,693	62,262	48,829
Taxes and social contributions payables	(14,432)	(8,082)	(27,927)	(27,227)
Derivative financial instruments	63,454	(4,352)	63,454	(4,352)
Other liabilities	5,015	(90,663)	(13,978)	(92,654)
Net cash used in operating activities	(69,300)	(32,601)	(204,903)	(311,972)
Cash flows from investments activities
Application in investments	(653,149)	(4,655)	(7,507)	(2,105)
Advance for future capital increase	(214,080)	-	-	-
Application in property, plant and equipment	(78,342)	(77,512)	(558,058)	(307,129)
Application in deferred charges	(15,920)	-	(26,916)	-
Marketable securities	683,260	513,687	(483,980)	569,616
Others	-	-	2,344	(2,682)
Net cash provided by (used in) investments activities	(278,231)	431,520	(1,074,117)	257,700

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Notes to the unaudited quarterly financial information (Continued)
October 31, 2008 and July 31, 2008
(In thousands of reais)

23.	Additional information (Continued)

23.1 STATEMENTS OF CASH FLOWS (Continued)

	Parent Company		Consolidated
	08/01/08 to 10/31/08	08/01/07 to 10/31/07	08/01/08 to 10/31/08	08/01/07 to 10/31/07
Cash flows from financial activities
Capital increase	880,000	-	880,000	-
Purchase of treasury stocks	(4,186)	-	(4,186)	-
Capital increase in subsidiaries by minority shareholders	-	-	247,675	-
Financial funding	123,826	-	318,776	6,387
Amortization of principal and interest on loans and financing, advances from customers.	(63,649)	(426,432)	(94,492)	(467,617)
Related parties	(511,141)	77,623	-	-
Others	-	-	-	6,787
Net cash provide by (used in) financing activities	424,850	(348,809)	1,347,773	(454,443)
Net cash increase (decrease) in cash and cash equivalents	77,319	50,110	68,753	(508,715)
Cash and cash equivalents at the beginning of the period	17,117	31,571	65,843	643,815
Cash and cash equivalents at the end of the period	94,436	81,681	134,596	135,100

Supplementary information about cash flows

Interest paid on loans and financing, advances from customers	52,984	75,174	78,905	106,021
Income and social contribution taxes	-	19,145	-	23,608

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Report on Company’s performance (consolidated)

[Missing Graphic Reference]
Quarterly Financial Letter
2nd Quarter of Fiscal Year 2009 – August, September and October

Devaluation of the real pushes up operating results

▪
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP. For comparative purposes, the figures for the period prior to the constitution of Cosan Ltd were prepared on a pro-forma basis based on those of Cosan S.A. as if Cosan Ltd. had existed before the date of its constitution. More information on the financial statements of Cosan Ltd. is provided at the end of the section.

▪
The 2Q’09 was strongly impacted by the hefty devaluation of the Real and its effects on Cosan’s exports. Thus, despite the sugar and ethanol stockpiling strategy and the consequent year-on-year reduction in sales volume (5.9% for ethanol and 9.2% for sugar), Cosan recorded net operating revenue of US$383.8 million, 17.0% up on the 2Q’08.

	▪	While ethanol prices remained flat over the 1Q’09 at US$1.66 per gallon, 41.6% up year-on-year, sugar prices increased by 24.7% over the 2Q’08 to an average 13.52 ¢US$/lb.

ri@cosan.com.br www.cosan.com.br	▪
As revenue growth was based entirely on higher prices and the behavior of the exchange rate, the impact of the improved operating result was more than proportional. Thus, while 2Q’09 gross profit moved up by 95.9% year-on-year to US$63.6 million, period EBITDA jumped by 183.2% to US$118.5 million, with a margin of 30.9%.

Definitions:
FY’09 - fiscal year begun May 1,
 2008 and ending March
 31, 2009
FY’08 - fiscal year begun May 1,
 2008 and ending April 30,
 2008
2Q’09 - quarter ended October
 31, 2008
2Q’08 - quarter ended October
 31, 2007
YTD’09-period begun on the
 same date as the FY’09
 and ended at the close
 of the 2Q’09
YTD’08-period begun on the
 same date as the FY’08
 and ended at the close
 of the 2Q’08
Summary of Financial and Operating Information
2Q'08	2Q'09	(In millions of U.S. dollars)		YTD'08	YTD'09
79.1	74.4	Ethanol Sold (millions of gallons)		142.1	163.8
815.1	739.9	Sugar Sold (thousand tonnes)		1,647.8	1,531.5
328.0	383.8	Net sales		629.3	777.8
32.5	63.6	●	Gross profit	45.6	58.7
9.9%	16.6%		Gross Margin	7.2%	7.5%
(42.0)	(20.3)	●	Operating income (loss)	(91.0)	(114.6)
-12.8%	-5.3%		Operating margin	-14.5%	-14.7%
41.9	118.5	●	EBITDA	67.6	133.1
12.8%	30.9%		EBITDA Margin	10.7%	17.1%
23.8	(163.5)	●	Income (loss) before minority interest	26.0	(211.4)
17.7	(114.1)	●	Net income (loss)	18.9	(143.4)
5.4%	-29.7%		Profit (loss) Margin	3.0%	-18.4%
90.5	146.7	Capex		184.9	316.0
(215.4)	157.4	●	Net Debt	(215.4)	157.4
2,242.3	2,463.0	●	Shareholders' & Minorities Equity	2,242.3	2,463.0

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Report on Company’s performance (consolidated) (Continued)

▪
Although the devaluation had a substantial positive impact on the operating result, it also led to non-cash adjustments from the restatement of dollar-denominated debt, most of which is perpetual or with a 10-year maturity. Thus, the higher EBITDA was more than offset by exchange-related financial expenses of US$274.5 million, generating a net loss of US$114.1 million, versus net income of US$17.7 million in the 2Q’08.

▪
Capex totaled US$146.7 million, 62.2% up year-on-year, fueled by progress in Jataí, Cosan’s first greenfield project, which is expected to begin operations in the next harvest. Final work on the Bonfim and Gasa co-generation projects also moved ahead, the latter having been completed in the quarter with the initiation of energy billing.

▪
In terms of capital structure, Cosan closed the 2Q’09 with net debt of US$157.4 million, a negligible amount when set against shareholders’ equity and minority interests of US$2.5 billion, and an exceptionally comfortable cash position of US$969.5 million.

▪
After the close of the quarter, the Company successfully completed the transition period for the acquisition of Esso’s Brazilian assets, which are now under Cosan’s management. Consequently, the Company’s 3Q’09 figures will consolidate the results of fuel and lubricant distribution and sales under the Esso brand throughout Brazil.

The major asset of Cosan Ltd. on its constitution was its equity interest in Cosan S.A. Its operating results are therefore substantially based on those of its subsidiary, Cosan S.A.
Cosan Ltd. uses the US$ as its reporting currency and the R$ as its functional currency..
The financial statements of Cosan Ltd. are drawn up primarily in US GAAP, while those of its subsidiary Cosan S.A. are drawn up primarily in BR GAAP. The main differences between the accounting practices of US GAAP and BR GAAP that affect the results of Cosan Ltd. are::
• evaluation of acquired companies at their fair market value instead of their book value, increasing the value of fixed assets and, consequently, depreciation expenses;
• the non-existence of asset revaluation and, consequently, depreciation of the revalued portion;
• the non-existence of amortization of goodwill;
• capitalization of interest on financings for fixed assets under construction;
• mark-to-market of hedge instruments recorded directly in the result;
• the booking of remuneration from the executives’ stock option plan under general and administrative expenses;
• the non-existence of deferred expenses; and
• the booking of goods acquired through leasing under assets

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Report on Company’s performance (consolidated) (Continued)

Paulo Diniz, CFO & IRO	EBITDA grows 2.3 times in the wake of the currency devaluation

Luiz Felipe Jansen de Mello, Investor Relations	▪	Following the guidance revision disclosed on October 9 last, the revenue of Cosan S.A. (BOVESPA: CSAN3) was fueled by the devaluation of the Real, substantially improving the operating results.

Guilherme A. Prado, Treasury	▪
Despite the continuation of the stockpiling strategy and, consequently, the year-on-year reduction in sugar and ethanol sales volume of 10.2% and 7.8% respectively, net operating revenue moved up by 14.0%, including the first revenue from the Gasa electricity co-generation plant. However, the biggest contribution came from the higher average sales prices, fueled by the conversion of dollar prices to Reais. In the 2Q’09, ethanol averaged R$826 per thousand liters, 30.3% up on the 2Q’08 average. Similarly, average sugar prices moved up by 23.4% to R$554/t.

Mauricio Sartorelli, Controller	▪
The reduction in the cost of goods sold was less than the drop in sales volume, due mainly to the increase in depreciation. As a result EBITDA jumped by 131.0% year-on-year to R$175.3 million, while the EBITDA margin more than doubled to 24.5%. EBITDAH (adjusted for price locking and currency hedges) moved up by a less spectacular but nonetheless healthy 24.9%, reaching R$178.3 million, accompanied by an EBITDAH margin of 24.8%.

	2Q'08	2Q'09	Financial Highlights (R$MM)	YTD'08	YTD'09
	627.5	715.1	Net Operating Revenue	1,219.2	1,354.7
	76.4	167.9	Gross Profit	120.1	181.5
	12.2%	23.5%	Gross margin	9.8%	13.4
	75.9	175.3	EBITDA	125.4	200.0
	12.1%	24.5%	EBITDA Margin	10.3%	14.8%
	142.7	178.3	EBITDAH (Adjusted by Hedge)	276.1	248.2)
	20.6%	24.8%	EBITDAH Margin	20.2%	17.7%
	15.2	(380.7)	Net Profit (Loss)	28.9	(438.8)
ri@cosan.com.br www.cosan.com.br	2.4%	-53.2%	Net Margin	3.4%	-32.4%

Definitions:
FY’09 - fiscal year begun May 1,
 2008 and ending March
 31, 2009
FY’08 - fiscal year begun May 1,
 2008 and ending April 30,
 2008
2Q’09 - quarter ended October
 31, 2008
2Q’08 - quarter ended October
 31, 2007
YTD’09-period begun on the
 same date as the FY’09
 and ended at the close
 of the 2Q’09
YTD’08-period begun on the
 same date as the FY’08
 and ended at the close
 of the 2Q’08
▪
However, in accounting terms, this exceptional operating result was more than offset by non-cash financial expenses from the impact of the exchange variation on dollar-denominated debt which totaled R$501.4 million, generating a negative bottom-line of R$380.7 million. Of the total negative exchange variation, R$219.5 million came from the US$400 million bond issue maturing in 2017, and R$246.9 million from the US$450 million perpetual bond issue. If we compare future export flows (around US$0.8 billion p.a.) with the gross dollar debt, considering the latter’s long-term profile, we can see that export flows are much higher, generating operating gains that are substantially greater than this current non-cash result.

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Report on Company’s performance (consolidated) (Continued)

A. Market Overview

2008/09 harvest nears end with record crushing volume and maintenance of ethanol bias	▪
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in the Central-South totaled 469 million tonnes by November 30, 12.31% up on the same period in 2007. Period sugar production amounted to 25.36 million tonnes, 0.98% down year-on-year, while ethanol output moved up by 18% to more than 23.08 billion liters. Of this total, hydrous accounted for 15.09 billion liters, 22.5% up year-on-year, and anhydrous reached 8 billion liters, up by 10.63%. Priority was still being given to ethanol, which accounted for 61.92% of crushed cane volume, while sugar accounted for 38.08%. The harvest period is nearing its end and 43 plants had already concluded crushing through November 30, versus 99 in the same period in the previous season.

▪
The 08/09 harvest recently got under way in India with expectations of a substantial reduction in sugar output. The more conservative estimates point to production of around 21 million tonnes while the more aggressive ones are forecasting 19 million, versus 26 million in the previous season. Consequently, India‘s exports are likely to be well below the more than 4 million tonnes shipped in the 07/08 harvest, creating more space for Brazil’s sugar exports to the Middle East, where it faced strong competition last year.

▪
International raw sugar prices averaged 12.54 ¢US$/lb in the 2Q’09, 29% up year-on-year and 7.3% up on the 11.68 ¢US$/lb recorded in the 1Q’09. However, it is worth noting that the depreciation of the Real more than offset the international price slide caused by the worsening of the international financial crisis. Raw sugar prices in Reais closed the 2Q’09 at approximately 25.43 ¢R$/lb, 16.51% higher than in the 1Q’09, versus the 7.3% upturn in dollars. This tendency was further intensified recently as a result of the continuous depreciation of the Real, as shown in the adjacent chart.

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Report on Company’s performance (consolidated) (Continued)

Big reduction in the number of open contracts due to flight from the commodities market	▪
In the 2Q’09, major hedge funds, plus smaller funds and speculators, maintained the previous quarter’s trend, reducing their net long positions by 33%, from 130,000 lots at the beginning of August to around 87,000 at the close of October, equivalent to 14% of all open contracts. It is also worth noting that the number of open contracts fell substantially, from around 780,000 lots to 640,000, a drop of around 18%, higher than the 15% reduction recorded in the previous quarter. This decline was chiefly due to the increase in the number of redemptions in recent months by holders of shares in commodity funds, especially index funds, which had to liquidate their positions.

Refined sugar prices on the international market averaged US$369.18/t, 32.4% up on the U$278.73/t recorded in the 2Q’08 and 3.6% higher than the quarter before. The white premium closed the 2Q’09 at U$68/t, 20% down on the 1Q’09.

Strong reduction in international freight charges thanks to the slide in oil prices
International freight costs dropped sharply as a result of the decline in oil prices and the global credit crisis. The Baltic Exchange Dry Index fell to less than 1,000 points, versus 3,000 in October and a peak of 11,500 in mid-March, fueling Brazilian sugar exports in the past two months, particularly to Southeast Asia which had been primarily supplied by Thailand.

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Report on Company’s performance (consolidated) (Continued)

▪
Domestic crystal sugar prices (ESALQ) averaged R$30.35/50kg bag (or R$606.98/t) in the 2Q’09, versus R$24.71/50kg bag (or R$494.16/t) in the 2Q’08. In relation to the previous quarter, crystal sugar prices moved up by 13.5%.

▪
Domestic hydrous ethanol prices (ESALQ) averaged R$0.732/liter in the 2Q’09, 26% up on the R$0.889/liter recorded in the same period the year before, while anhydrous prices climbed 34.2% year-on-year to R$0.890/liter. In relation to the previous three months, hydrous moved up by 4.7% and anhydrous by 8.2%.

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Report on Company’s performance (consolidated) (Continued)

▪
The gap between hydrous and anhydrous prices widened in the 2Q’09 and reached more than R$190/m3 in the first week of November. This was due to the huge volume of anhydrous exports in the second half of this year and the heavy harvest rainfall, which favored hydrous output to the detriment of anhydrous.

Ethanol exports through October totaled 3.4 billion liters, a hefty 74% up year-on-year, led by the US, with 1.2 billion liters, followed by the EU, with 867 million liters, and the CBI countries, with 630 million liters. Exports should reach a new record this harvest, exceeding 4 billion liters.

Ethanol remains competitive vis-à-vis gasoline in most Brazilian states	▪
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.4780/liter at the end of the 2Q’09, while hydrous ethanol averaged R$1.540/liter, giving a parity of 62.1%. Ethanol prices only exceeded 75% of gasoline prices in four Brazilian states (Amapá, Roraima, Pará and Sergipe). In São Paulo state, the country’s largest consumption center, the ratio stood at only 54.5%.

▪
Ethanol consumption remains buoyant throughout the country. According to the ANP, hydrous consumption moved up 45% year-on-year between January and October, while 2Q’09 sales totaled 5.1 billion liters – 3.5 billion liters of hydrous and 1.6 billion liters of anhydrous – versus 4.9 billion liters of gasoline in the same period last year.

▪
Flex-fuel vehicle sales through October exceeded the total for the entire year of 2007, reflecting the excellent performance of Brazil’s auto manufacturing industry in 2008. However, sales figures for the first half of November are already indicating a strong decline due to the economic uncertainties and the credit squeeze. As a result, the government has allocated R$4 billion to the industry to facilitate financing and prop up sales.

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Report on Company’s performance (consolidated) (Continued)

▪
According to Anfavea, the auto manufacturers’ association, new car sales totaled 710,000 units in the 2Q’09, while those of flex-fuel cars exceeded 616,00 units, equivalent to 87% of the total. The current flex-fuel fleet exceeds 7 million vehicles, 27% of the total fleet.

Depreciation of the Real exceeds 35% in the quarter	▪
The global financial crisis put an end to the downward price trajectory of the U.S. dollar against the world’s other leading currencies. The dollar closed the 2Q’09 at R$2.1153 / US$, 35% up on the end of the previous quarter, and moved up even further thereafter, occasionally exceeding R$2.50 / US$.

B. Operating Performance

▪
Cosan closed the 2Q’09 with an EBITDAH margin of 24.8%, although the bottom line was still negative due to financial expenses with exchange variation caused by the strong period depreciation of the Real against the U.S. dollar. However, this devaluation also led to a substantial improvement in the quarterly operating result due to better sugar and ethanol prices.

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Report on Company’s performance (consolidated) (Continued)

2Q'08	2Q'09	Income Statement (R$MM)	YTD'08	YTD'09
627.5	715.1	Net Operating Revenue	1,219.2	1,354.7
(551.1)	(547.1)	Cost of Goods Sold	(1,099.1)	(1,173.2)
(139.0)	(176.7)	with Depreciation & Amortization	(264.4)	(333.9)
76.4	167.9	Gross Profit	120.1	181.5
12.2%	23.5%	Gross Margin	9.8%	13.4%
(91.9)	(88.6)	Selling Expenses	(153.0)	(174.3)
(45.5)	(66.5)	General & Adm. Expenses	(102.5)	(126.2)
(2.0)	(14.2)	Other Operating Expenses	(3.5)	(14.8)
75.9	175.3	EBITDA	125.4	200.0
12.1%	24.5	EBITDA Margin	10.3%	14.8%
142.7	178.3	EBITDAH (Adjusted by Hedge)	276.1	248.2
20.6%	24.8%	EBITDAH Margin	20.2%	17.7%
144.3	(540.8)	Net Financial Expenses	295.2	(453.8)
0.0	1.2	Equity Income	0.1	1.4
(56.6)	(40.4)	Goodwill Amortization	(112.6)	(80.8)
2.3	(15.8)	Other Non-Operat. Result/Extraordinary	5.2	11.3
26.9	(597.1)	Profit Before Income Tax	49.0	(678.4)
(12.3)	210.0	Income Tax	(21.4)	232.4
0.7	6.5	Minority Interest	1.3	7.3
15.2	(380.7)	Net Profit (Loss)	28.9	(438.8)
2.4%	-53.2%	Net Margin	2.4%	-32.4%

Quarterly exports boosted by exchange rate	▪
Following several quarters of appreciation, the Real fell sharply in the 2Q’09. As a result, the revenue share of exports in Reais reversed its previous downward trajectory, increasing from 56.4%, in the 2Q’08, to 70.2%. In terms of product mix, however, there was very little change, with 57.3% of revenue coming from sugar sales, 32.6% from ethanol sales and 10.1% from the sale of other products and services

2Q'08	2Q'09	Sales Composition (R$MM)	YTD'08	YTD'09
627.5	715.1	Net Operating Revenue	1,219.2	1,354.7
369.7	409.7)	Sugar Revenue	741.5	762.1
65.7	57.2	Local	123.0	115.1
340.0	352.5	Export	618.5	647.0
193.8	232.8	Ethanol Revenue	362.7	474.6
148.3	89.3	Local	268.4	249.3
(45.5)	143.5	Export	94.3	225.2
64.0	72.6	Other Revenue	115.0	118.0
59.8	66.3	Local	106.5	108.2
4.2%	6.4	Export	8.5%	9.9

▪
Sugar sales in the 2Q’09 grew by 10.8%, with domestic sales recording a decline and exports moving up. This result was achieved despite a 10.2% year-on-year reduction in sales volume to 739.900t, thanks to the substantial increase in prices. The combined effect of the appreciation of the Real and the market  price hikes pushed up sugar prices to an average R$554/t (12.54 ¢US$/lb), 23.4% up on the R$449/t (9.72 ¢US$/lb) recorded in the 2Q’08. Sugar inventories closed the 2Q’09 at 1,173 thousand tones, 6.6% up year-on-year.

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Report on Company’s performance (consolidated) (Continued)

2Q'08	2Q'09	Sugar Business	YTD'08	YTD'09
		Volume Sold (thousand tons)
823.9	739.9	Sugar Revenue	1,666.0	1,531.5
130.2	92.2	Local	234.5	196.4
693.7	647.7	Export	1,431.6	1335.1
		Average Unit Price (R$/ton)
449	554	Total Local & Export	445	498
505	620	Local	525	586
438	544	Export	432	485

Ethanol exports exceed domestic sales for the first time	▪
Ethanol revenue climbed by 20.1%, leveraged by record exports. For the first time, foreign sales exceeded domestic sales, accounting for 61.6% of the total, a massive year-on-year upturn of 215.4%. As with sugar, this outstanding result was generated thanks to higher prices, given that sales volume fell by 7.8% to 281.7 million liters, leading to closing stocks of 817.8 million liters, 14.1% up on the end of the 2Q’08. Thanks to the exchange rate and domestic anhydrous prices, ethanol averaged R$826 per 1,000 liters, 30.3% higher than the 2Q'08 average.

2Q'08	2Q'09	Ethanol Business	YTD'08	YTD'09
		Volume Sold (million leters)
305.6	281.7	Total Local & Export	550.6	620.2
242.4	114.3	Local	416.9	337.9
63.2	167.4	Export	133.7	282.3
		Average Unit Price (R$/thousand liters)
634	826	Total Local & Export	659	765
612	781	Local	644	738
720	857	Export	705	798

▪
Revenue from other products and services totaled R$72.6 million, 13.5% up on the R$64.0 million recorded in the 2Q’08. Growth was mainly fueled by R$6.1 million in energy sales by the Gasa unit’s new company-generation plant.

Stable COGS, with lower volume offset by higher unit cost	▪
The cost of goods sold and services rendered dipped by 0.7% to R$547.1 million, mainly due to lower sales volume (-9.1% in sugar-equivalent terms compared with the 2Q’08), despite pressure from the 7.2% unit cost increase.

▪
Most of the latter variation came from the 3.9% reduction in sucrose content (ATR) in cane production, from 143.7 kg per tonne of cane in the  07/08 harvest to 138.7 kg/t in the 08/09 season. In addition, the price of the ATR acquired from third parties moved up by 6.0%, from R$0.2420/kg at the end of October 2008 to R$0.2566/kg at the close of the 2Q’09, due to the increase in the Consecana price caused by the recovery of sugar and ethanol prices. This raised total cane costs by 3%, from R$ 44.92/t to R$46.31/t.

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Report on Company’s performance (consolidated) (Continued)

▪	Another important factor was the reduction in processed cane volume from 17.6 million tonnes to 16.8 million, chiefly due to more time lost to rain in the 2Q’09.

2Q'08	2Q'09	COGS per Product	YTD'08	YTD'09
(551.1)	547.1	Cost of Good Sold (R$MM)	(1,099.1)	(1,173.2)
(310.6)	(299.2)	Sugar	(663.5)	(639.7)
(190.9)	(189.4)	Ethanol	(354.8)	432.1
(49.6)	(58.5)	Other Products/Service	(80.8)	(101.4)
		Average Unit Cost (R$)
377	404	Unit COGS of Suger (R$/ton)	398	418
625	672	Unit COGS of Ethanol (R$/thousand liters)	644	697
n.a.	n.a.	Unit COGS of Other Productcs/Services	n.a.	n.a.

Selling expenses move up due to higher ethanol exports	▪
Selling expenses totaled R$88.6 million, 3.6% down year-on-year. In unit sugar-equivalent terms, however, this corresponds to R$73/t, 6.0% up on the R$69/t recorded in the 2Q’08, basically due to the alteration in the ethanol sales mix from 80:20 in favor of the domestic market in the 2Q’08 to 60:40 in favor of the export market in the 2Q’09. As a result, ethanol export logistics expenses played a major role in increasing the unit cost of freight to the port by R$60/m3 and port loading costs by R$21.7/m3.

2Q'08	2Q'09	Selling Expenses	YTD'08	YTD'09
(91.9)	(88.6)	Expenses (R$MM)	(153.0)	(174.3)
1,328.4	1,207.7	Volume (10[3] tons of sugar-equivalent)	2,574.6	2,559.9
69	73	Unitary Expense (R$/ton)	59	68

▪
G&A expenses totaled R$66.5 million in the 2Q’09, representing 9.3% of net revenue, 49.9% up on the R$45.5 million recorded in the 2Q’08, chiefly due to the hiring of the entire cane-cutting workforce directly by Cosan under the CLT (registered salary) system, thereby cutting out sub-contractors; and improvements to the Company’s IT and telecommunications systems.

2Q'08	2Q'09	General & Administrative Expenses	YTD'08	YTD'09
(45.5)	(66.5)	Expenses (R$MM)	(102.5)	(126.2)
1,328.4	1,207.7	Volume (10[3] tons of sugar-equivalent)	2,574.6	2,559.9
34	55	Unitary Expense (R$/ton)	40	49

	▪	Other operating expenses amounted to R$13.6 million, mainly non-cash provisions for tax contingencies.

Exchange variation influences the 2Q’09 financial result	▪
The Company posted a negative net financial result, chiefly due to the big devaluation of the Real against the US dollar. The resulting restatement of dollar-denominated debt generated exchange losses of around R$501.4 million, versus revenue of R$146.0 million in the 2Q’08.

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Report on Company’s performance (consolidated) (Continued)

2Q'08	2Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(55.0)	(43.2)	Interest on Financial Debt	(110.5)	(81.0)
20.8	27.0	Financial Investments Income	44.1	47.0
34.2	(16.1)	Sub-total: Interest on Net Financial Debt	(66.4)	(34.1)
2.8	(25.8)	Other interest and monetary variation	(20.9)	(67.4)
146.0	501.4	Exchange Variation	274.5	(399.8)
66.8	3.0	Gains (losses) with Derivatives	150.6	48.2
(18.5)	(0.4)	CPMF Taxes, Banking Fees and Other	(24.1)	(0.8)
(30.2)	-	Premium Paid in Bond Tender Offer	(30.2)	-
11.5	-	Interest on Indemnity from Government	11.5	-
144.3	(540.8)	Net Financial Expenses	295.2	(453.8)

▪
Unlike in the 2Q’08, derivative transactions only made a very limited contribution to financial revenue. Commodity derivatives generated gains of R$17.5 million, versus gains of R$56.9 million last year, while FX derivatives generated losses of R$14.5 million, versus gains of R$40.1 million in the 2Q’08. In addition, in the 2Q’08 the Company recorded losses of R$30.1 million in derivatives from the accounting reclassification, subsequently adjusted in the 3Q’08.

▪
At the close of the 2Q’09, Cosan had 1,130.4 thousand tonnes of VHP sugar tied to the NY11, hedged at an average price of 13.68 ¢US$/lb, position that, marked-to-market, results in an estimated positive value of R$84.9 million. It also had US$233.4 million hedged at an average exchange rate of R$1.90/US$, with an estimated negative market value of R$97.9 million. This includes a US$694.8 million short position at an average price of R$1.93/US$ and an estimated negative market value of R$196.5 million, to protect future export flows, and a US$461.2 million long position at an average price of R$1.95 and an estimated positive market value of R$98.6 million to settle dollar-denominated debt, especially that related to the Esso acquisition.

▪
The increase in expenses from other interest and monetary variations on contingent and fiscal liabilities chiefly reflected the above-mentioned R$30.1 million accounting reclassification of derivative losses in the 2Q’08, subsequently corrected in the 3Q08.

▪
Expenses from goodwill amortizations fell by 28.6% in line with the amortization schedules in the financial statements. The positive income and social contribution tax result reflected the appropriation of tax credits, chiefly on exchange expenses which contaminated the result.

▪
All in all, Cosan recorded a 2Q’09 net loss of R$380.7 million. However, it is worth noting that this figure includes R$501.4 million in losses from the impact of the exchange variation on dollar-denominated debt, most of which long-term or perpetual, which had no effect on the Company’s cash.

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Report on Company’s performance (consolidated) (Continued)

C. Financial Situation

▪
The Company closed the 2Q’09 with gross financial debt of R$2,400.3 million, well above the R$1,778.0 million reported at the end of the 2Q’08, chiefly due to the 21.3% year-on-year increase in the end-of-period exchange rate, BNDES funding to finance the co-generation programs and advances on export contracts (ACCs) to strengthen liquidity. However, net debt, taking cash and cash equivalents into consideration, fell by 48.8%, from R$1,636.4 million, in the 2Q’08, to R$837.5 million.

Debt per Type (R$MM)	2Q'08	%	2Q'09	%	Var.
BNDES	-	-	191.7	8.0	191.7
Senior Notes 2009	71.4	4.0	75.7	3.2	4.4
Senior Notes 2017	709.7	39.9	860.8	35.9	151.1
Perpetual Notes	800.2	45.0	970.6	40.4	170.4
FX Advances	-	-	127.6	5.3	127.6
Finame (BNDES)	12.5	0.7	10.1	0.4	(2.3)
Working Capital	38.6	2.2	28.5	1.2	(10.1)
IFC	114.2	6.4	116.0	4.8	1.8
Pre-Export Contracts	31.5	1.8	19.3	0.8	(12.2)
Promissory Notes	-	-	-	-	-
Gross Debt	1,778.0	100.0	2,400.3	100.0	622.3
Cash & Marketable Securities	141.6	8.0	1,562.8	65.1	1,421.2
Net Debt	1,636.4	92.0	837.5	34.9	(798.9)

▪
Thanks to the two new funding operations (BNDES loan and the ACCs), the profile of the debt changed, with the short-term portion increasing to 12.4% at the close of the quarter, although still low. Most of the debt was still dollar-denominated, but the Real-indexed portion moved up due to the BNDES funding.

Debt Profile (R$MM)	2Q'08	%	2Q'09	%	Var.
Total Debt	1,778.0	100.0	2,400.3	100.0	622.3
Short-Term	99.6	5.6	298.6	12.4	199.1
Long-Term	1,678.5	94.4	2,101.7	87.6	423.2
Real - R$	51.1	2.9	357.9	14.9	306.8
Dollar - US$	1,726.9	97.1	2,042.4	85.1	315.5

D. Investments

▪
Cosan’s 2Q’09 operating capex totaled R$304.7 million, 122.8% up year-on-year. Non-operating investments came to R$19.9 million, primarily R$15.4 million in deferred assets from pre-operating expenses in the bioenergy  facilities, in Jataí, and in preparations for the acquisition of Esso.

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Report on Company’s performance (consolidated) (Continued)

2Q'08	2Q'09	Capex (R$MM)	YTD'08	YTD'09
0.3	4.4	New Investment, including Goodwill	4.2	5.2
0.4	15.4	Deferred Charges & Other	0.6	26.9
49.6	24.6	Sugar Cane Planting Costs	105.8	79.5
26.5	127.3	Co-generation Projects	54.0	168.9
-	14.7	Inter-harvest Maintenance Costs	3.6	14.7
60.6	138.1	Investments in P,P&E	143.8	294.9
137.5	324.6	Capex	311.9	590.1
136.8	304.7	Operating Capex	307.1	558.1

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Report on Company’s performance (consolidated) (Continued)

▪	The Company reduced its new planted area to 5,739 hectares, 52% less than in the 1Q’08; consequently, planting capex fell from R$49.8 million to R$ 24.6 million in the same period.

▪
Co-generation absorbed R$128.9 million, most of which went to the Gasa and Bonfim units. The Gasa plant already sold energy during the quarter, generating revenue of R$6.1 million. Cosan is finalizing the Costa Pinto, Rafard, Bonfim and Gasa projects and is planning the initiation of investments in Diamante, Univalem and Barra, all of which already have energy sale contracts.

▪
Inter-harvest maintenance costs refer to the advanced purchase of equipment to be used for industrial maintenance in the inter-harvest period beginning in January 2009. These acquisitions were brought forward in order to prevent possible equipment delivery delays and a subsequent postponement of the beginning of the next harvest as well as to reduce the risk of crushing stoppages due to lack of maintenance. In addition, thanks to the state of the market, purchase bargaining conditions were exceptionally favorable.

▪
Investments in fixed assets included R$113.3 million in the Jataí greenfield project, corresponding to the initiation of the electro-mechanical assembly work and the advanced stage of construction. By the close of the quarter, the project had absorbed a total of R$275.5 million.

▪
Other important investments included: (i) R$8.0 million in the conclusion of new ethanol tankage assets in Ipaussu, Bonfim, Barra and Gasa; (ii) R$3.0 million in  the construction of pipelines to carry vignasse to the plantations for environmental reasons and to reduce dependence on fertilizers; (iii) R$8.6 million in mechanization, including new harvesters, tractors, implements and trucks for agricultural operations in the various units; (iv) the conclusion of the installation of a boiler in Univalem, allowing the supply of steam to third parties (fixed client and contracted steam); and (v) the renewal and upgrading of fermentation tanks in Univalem, reducing process costs and losses.

E. Material Facts

▪
In the 2Q’09, the Company entered into 7 new energy trading contracts through its Gasa, Bonfim, Barra, Jataí, Univalem, Diamante and Paraúna units. These biomass co-generation contracts will last for 15-years and were established by bilateral agreements and through energy auctions held by the federal government. Including previous contracts by the Costa Pinto, Rafard and Bonfim units, the total volume of energy contacted from the Company comes to approximately 28,000,000 MWh, equivalent to around R$ 4.3 billion at current values.

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Report on Company’s performance (consolidated) (Continued)

▪
On December 1, 2008, Cosan became the first integrated renewable energy company by finalizing the acquisition of Esso Brasileira de Petróleo Ltda. ("Essobrás"), which holds the marketing and distribution of fuels and production and marketing of lubes and specialties assets of ExxonMobil in Brazil. Ranked among the four largest fuel distribution companies in Brazil, Essobrás has a nationwide network of more than 1,500 gas stations and 40 distribution centers and annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million m3 of VNG and 127,000 m3 of lubricants. The acquisition was concluded through the payment of US$ 715 million to ExxonMobil International Holdings B.V., which retained 100% of the companies holding ExxonMobil’s downstream assets in Brazil, plus the assumption of US$ 175 million in debt.

▪
In order to finance the acquisition of Esso Brasileira Petróleo Ltda., on September 19 a stand-by loan of US$ 500 million from Banco Bradesco S.A. was approved (in R$ equivalent). The funds were accessed through a public issue of commercial promissory notes in the amount of R$ 1.1 billion, entirely subscribed by the agent bank at the rate of DI + 3% p.a. for 360 days.

▪
On September 19, the Company announced a Cosan S.A. capital increase in the amount of R$ 880 million through the issue of 55,000,000 new shares at R$ 16.00 each. In addition, subscribers were granted 1 subscription bonus for each new share subscribed, entitling their holders the right to subscribe to 0.6 common shares each up to the end of 2009. On the same date, Cosan Limited declared its intention of subscribing all the shares, respecting minority interests. The issue was wound up on November 10, Cosan Limited having subscribed 54,993,482 shares, equivalent to R$ 879,895,712.00. Minority shareholders manifesting an interest in subscribing to the unsubscribed shares could, together with Cosan Limited, increase their holdings in the Company.

▪
In October, a private subscription was announced involving US$ 50 million by the controlling shareholder, Rubens Ometto Silveira Mello, and up to US$ 150 million by the funds managed by Gávea Investimentos Ltda, at US$ 4.50 per class A share or BDR subscribed. The offering was extended to all class A share or BDR holders, respecting the respective legislation of each jurisdiction. The offering was concluded on October 27, with the issue of 44,444,529 new class A shares and/or BDRs subscribed by the Gávea funds, Rubens Ometto Silveira Mello and other class A share and/or BDR holders. As a result, the controlling group retained 41.5% of the Company’s total capital and 86.1% of its voting capital. The proceeds from the placement will be used to strengthen the Cosan group‘s capital structure, providing a platform for its expansion projects, possible future acquisitions and other corporate ends.

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Report on Company’s performance (consolidated) (Continued)

F. Guidance for the FY’09

This guidance was prepared without considering the effects of Esso’s possible consolidation on Cosan’s financial statements.

Also excluded is the  anticipation of the end of Cosan’s fiscal year to March 31 approved by the Annual and Extraordinary General Meeting of August 29, resulting in an FY’09 of only 11 months.

This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

December 2008	Cosan | Renewable Energy for a Better World

Guidance	2007FY	2008FY	2009FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0339	1.6872	▲▲▲	=
Crushed Cane Volume (thousand tons)	36,157	40,315	▲	▲
Sugar Volume Sold (thousand tons)	3,241	3,147	▲	▲
Ethanol Volume Sold (million liters)	1,322	1,568	▲	▲
Avg. Sugar Price (R$/ton)	683	454	▲▲▲	▲
Avg Ethanol Price (R$/thousand liter)	897	714	▲▲	▲
Revenues (R$MM)	3,605	2,736	▲▲▲	▲▲
COGS (R$MM)	2,481	2,387	▲▲	▲▲
EBITDA (R$MM)	928	173	▲▲▲	▲▲▲
EBITDAH (R$MM)	854	398	▲▲▲	▲
Net Profit/Loss (R$MM)	357	(48)	▼▼▼	▼▼▼
Operating Capex (R$MM)	684	1,051	▲	▲▲

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Report on Company’s performance (consolidated) (Continued)

G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In million of reais)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	1,048.5	755.4	636.4	678.3	747.5	916.4	692.7	760.1
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(77.7)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)	(45.0)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	970.8	682.1	591.7	627.5	674.0	843.0	639.6	715.1
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1)	(680.2)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)	(547.1)
(=) Gross Profit	756.6	1,123.9	349.0	290.6	170.3	43.7	76.4	79.6	149.4	13.6	167.9
Margin	30.5%	31.2%	12.8%	29.9%	25.0%	7.4%	12.2%	11.8%	17.7%	2.1%	23.5%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	(196.7)	98.9	(24.6)	(51.8)	(186.1)	(165.5)	(99.4)	(771.3)
(-) Selling	(217.1)	(282.0)	(301.3)	(71.2)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)	(88.6)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(52.8)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)	(66.5)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	(17.6)	333.6	150.8	144.3	(11.9)	1.0	86.9	(540.8)
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	0.1	(0.5)	0.1	0.0	0.1	6.4	0.2	1.2
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(55.9)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)	(40.4)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	0.7	(5.4)	(1.5)	(2.0)	(2.7)	0.3	(0.6)	(14.2)
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	(22.1)
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	93.9	269.1	19.1	24.6	(106.6)	(16.1)	(85.8)	(603.4)
Margin	-2.5%	15.7%	-2.9%	9.7%	39.5%	3.2%	3.9%	-15.8%	-1.9%	-13.4%	-84.4%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	0.1	0.4	3.0	2.3	1.1	3.7	4.5	6.2
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	94.0	269.5	22.1	26.9	(105.5)	(12.4)	(81.3)	(597.1)
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(30.0)	(102.5)	(9.0)	(12.3)	33.5	6.6	22.4	210.0
(±) Minority Interest	(6.9)	(6.2)	2.5	(0.6)	(2.3)	0.6	0.7	0.6	0.5	0.8	6.5
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	63.4	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)
Margin	-2.6%	9.9%	-1.7%	6.5%	24.2%	2.3%	2.4%	-10.6%	-0.6%	-9.1%	-53.2%
● EBITDA	517.7	928.0	172.9	197.9	128.4	49.5	75.9	1.3	46.2	24.7	175.3
Margin	20.9%	25.7%	6.3%	20.4%	18.8%	8.4%	12.1%	0.2%	5.5%	3.9%	24.5%
● EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	233.2	136.4	133.3	142.7	94.4	27.3	69.9	178.3
Margin	13.6%	24.2%	13.4%	23.2%	19.8%	19.7%	20.6%	12.3%	3.3%	10.2%	24.8%
● Depreciation & Amortization	139.9	297.0	341.3	30.6	136.5	125.4	139.0	47.8	29.1	157.2	176.7

Balance Sheet	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In million of reais)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Cash and Cash Equivalents	61.0	643.8	65.8	976.8	643.8	579.0	135.1	115.7	65.8	90.4	134.6
Marketable Securities	770.5	573.3	944.2	303.7	573.3	237.4	6.5	1,332.5	944.2	543.5	1,428.2
Derivative Financial Instruments	288.6	37.6	86.5	8.5	37.6	94.0	3.6	67.3	86.5	88.4	8.8
Trade Accounts Receivable	212.6	112.3	215.2	212.1	112.3	140.4	107.3	105.4	215.2	115.5	215.9
Inventories	390.8	503.4	570.5	857.9	503.4	790.2	1,194.8	1,019.7	570.5	905.6	1,439.9
Advances to Suppliers	132.7	211.4	226.1	184.0	211.4	308.6	304.5	243.1	226.1	252.3	287.0
Related Parties	0.0	-	16.3	0.1	-	-	-	-	16.3	1.1	26.5
Deferred Income and Social Contribution Taxes	41.4	38.1	-	144.9	38.1	26.9	24.2	26.0	-	-	-
Other Assets	115.7	104.9	158.8	121.7	104.9	94.2	75.1	79.7	158.8	143.2	200.0
Current Assets	2,013.4	2,224.7	2,283.6	2,809.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0	3,740.9
Accounts Receivable from Federal Government	-	318.4	342.2	-	318.4	318.4	331.4	339.2	342.2	342.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	119.2	123.3	127.8	135.9	144.9	151.7	164.8	170.9
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	214.0	242.5	261.6	277.1	297.9	357.0	386.7	571.9
Other Assets	99.5	112.4	201.7	113.0	112.4	108.1	105.8	151.8	201.7	212.3	217.6
Investments	13.4	93.2	120.3	13.7	93.2	13.8	13.9	14.0	120.3	124.2	129.2
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	1,732.1	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4	2,864.7	2,993.2
Goodwill	1,353.0	1,133.2	1,160.7	1,189.1	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6	1,074.5
Deferred Charges	2.3	2.6	4.9	2.2	2.6	3.2	3.6	3.7	4.9	18.0	33.4
Permanent Assets	3,591.3	4,038.6	5,109.9	3,383.2	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9	5,228.5	5,532.9
(=) Total Assets	5,604.8	6,263.4	7,393.5	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,273.7
Loans and Financings	68.8	89.0	83.3	75.9	89.0	116.5	105.1	74.9	83.3	66.4	301.7
Derivatives Financial Instruments	65.4	35.5	41.9	2.5	35.5	48.0	31.2	20.5	41.9	13.1	105.3
Trade Accounts Payable	201.7	113.8	191.0	197.2	113.8	315.2	373.3	196.3	191.0	331.6	492.0
Salaries Payable	49.7	63.3	80.7	37.5	63.3	91.7	113.4	51.7	80.7	119.0	143.0
Taxes and Social Contributions Payable	111.1	126.2	116.1	114.8	126.2	131.5	101.0	93.3	116.1	115.0	109.7
Advances from Customers	79.2	49.4	26.3	83.2	49.4	41.0	28.7	30.0	26.3	25.5	32.1
Promissory Notes	55.8	1.3	-	3.7	1.3	1.3	-	-	-	-	-
Related Parties	0.1	0.7	-	-	0.7	-	-	-	-	-	-
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	27.2	107.2	87.3	12.3	8.3	32.9	17.5	26.6
Current Liabilities	670.0	591.7	577.7	547.5	591.7	838.1	770.5	480.5	577.7	693.4	1,215.8
Loans and Financing	2,002.7	2,770.4	2,136.2	2,868.7	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2	2,047.9	2,679.3
Taxes and Social Contributions Payable	446.9	338.5	359.3	346.2	338.5	336.5	345.0	340.1	359.3	351.5	346.1
Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	717.4	728.0	741.0	757.5	775.3	832.4	849.8	873.1
Advances from Customers	86.9	49.5	-	42.5	49.5	15.6	14.5	-	-	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	35.4	33.4	30.9	28.3	27.4	27.6	24.5	21.9
Other Liabilities	67.9	100.6	116.8	62.4	100.6	109.6	105.9	107.0	116.8	116.8	116.5
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	4,072.5	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3	3,390.5	4,037.0
Minority Shareholders' Interest	14.0	20.2	17.7	17.9	20.2	19.6	18.9	18.2	17.7	17.0	258.1
Capital	1,185.8	1,192.7	2,935.3	1,192.7	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3	3,815.3
Profits Reserve	-	227.3	180.2	-	227.3	227.3	227.3	227.3	180.2	180.2	180.2
Legal Reserve	-	16.0	16.0	-	16.0	16.0	16.0	16.0	16.0	16.0	16.0
Stock in Treasury											(4.2)
Revaluation Reserves	195.9	195.0	194.4	195.2	195.0	194.7	194.5	194.4	194.4	194.2	193.8
Accumulated losses	(26.2)	-	-	167.0	-	13.9	29.4	(41.9)	-	(57.9)	(438.2)
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,554.9	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7	3,762.8
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	6,192.8	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,273.7

Ernst & Young|65

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (consolidated) (Continued)

Cash Flow Statement	Apr'06		Apr'07		Apr'08		Jan'07		Apr'07		Jul'07		Oct'07		Jan'08		Apr'08		Jul'08		Oct'08
(In millions of reais)	FY'06		FY'07		FY'08		3Q'07		4Q'07		1Q'08		2Q'08		3Q'08		4Q'08		1Q'09		2Q'09
Net Income (Loss) for the Year	(64.6)		357.3		(47.8)		63.4		164.7		13.7		15.2		(71.4)		(5.3)		(58.1)		(380.7)
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)		0.1		(6.6)		(0.1)		0.5		(0.1)		(0.0)		(0.1)		(6.4)		(0.2)		(1.2)
Depreciation & Amortization	139.9		297.0		341.3		30.6		136.5		125.4		139.0		47.8		29.1		157.2		176.7
Residual Value of Permanent Assets Disposals	6.7		8.4		11.0		1.0		3.8		2.6		4.2		0.1		4.1		2.8		3.0
Goodwill Amortization	142.8		223.7		201.4		55.9		55.9		56.0		56.6		48.2		40.6		40.4		40.4
Accrued Financial Expenses	48.7		(190.6)		(116.0)		65.0		(344.9)		(103.0)		(63.2)		87.5		(37.2)		(26.2)		572.0
Other Non-cash Items	(25.6)		119.7		(52.7)		(7.3)		117.0		(9.9)		(17.0)		(17.6)		(8.2)		(24.5)		(181.7)
(=) Adjusted Net Profit (Loss)	247.4		815.5		330.7		208.4		133.5		84.5		134.8		94.5		16.8		91.4		228.4
(±) Decrease (Increase) in Assets	(366.5)		165.0		(352.8)		356.6		342.1		(441.8)		(272.1)		31.9		329.2		(251.0)		(659.2)
(±) Increase (Decrease) in Liabilities	51.7		(313.0)		2.9		(264.3)		(20.6)		217.1		(34.6)		(184.5)		4.9		113.8		271.6
(=) Cash Flow from Operating Activities	(67.4)		667.5		(19.2)		300.7		455.1		(140.2)		(171.8)		(58.1)		350.9		(45.8)		(159.1)
Marketable Securities	(766.6)		197.2		(361.8)		42.0		(269.6)		338.7		230.9		(1,326.0)		394.6		400.8		(884.7)
Goodwill Paid in Equity Investment Acquisitions	(536.1)		(3.7)		-		-		-		(1.8)		(0.3)		(0.4)		2.5		3.0		(0.7)
Acquisition of Investments	-		(80.0)		(169.6)		(0.0)		(80.0)		(2.1)		-		(0.0)		(167.5)		(3.8)		(3.8)
Acquisition of Property, Plant and Equipment	(208.9)		(683.5)		(1,050.5)		(111.2)		(365.1)		(170.3)		(136.8)		(270.8)		(472.6)		(253.3)		(304.7)
Additions to Deferred Charges and Other	0.2		(0.6)		(2.6)		(0.0)		(0.4)		(0.1)		(0.4)		(0.2)		(1.8)		(11.5)		(15.4)
(=) Cash Flow from Investment Activities	(1,511.4)		(570.7)		(1,584.5)		(69.3)		(715.1)		164.3		93.4		(1,597.4)		(244.8)		135.2		(1,209.3)
Additions of Debt	1,878.8		854.7		198.3		852.1		(47.0)		1.9		8.8		213.0		(25.5)		3.0		315.8
Payments of Principal and Interest on Debt	(1,159.9)		(375.6)		(839.4)		(170.3)		(25.9)		(97.7)		(370.0)		(319.6)		(52.2)		(67.8)		(26.7)
Capital Increase	885.8		6.9		1,742.6		6.9		-		-		-		1,742.6		-		-		880.0
Treasury Stock	-		-		-		-		-		-		-		-		-		-		(4.2)
Capital Increase at subsidiaries	-		-		-		-		-		-		-		-		-		-		247.7
Dividends	-		-		(75.8)		-		-		-		-		-		(75.8)		-		-
Other	-		-		-		-		-		6.8		(4.4)		-		(2.4)		-		-
(=) Cash Flows from Financing Activities	1,604.6		486.0		1,025.7		688.7		(72.9)		(88.9)		(365.5)		1,636.0		(155.9)		(64.8)		1,412.6
(=) Total Cash Flow	25.8		582.8		(578.0)		920.1		(333.0)		(64.8)		(443.9)		(19.4)		(49.8)		24.6		44.1
(+) Cash & Equivalents, Beginning	35.2		61.0		643.8		56.7		976.8		643.8		579.0		135.1		115.7		65.8		90.4
(=) Cash & Equivalents, Closing	61.0		643.8		65.8		976.8		643.8		579.0		135.1		115.7		65.8		90.4		134.6

Credit Statistics (LTM)	Apr'06		Apr'07		Apr'08		Jan'07		Apr'07		Jul'07		Oct'07		Jan'08		Apr'08		Jul'08		Oct'08
(In million of reais)	FY'06		FY'07		FY'08		3Q'07		4Q'07		1Q'08		2Q'08		3Q'08		4Q'08		1Q'09		2Q'09
Net Operating Revenues	2,477.9		3,605.1		2,736.2		3,670.4		3,605.1		3,252.7		2,872.1		2,575.2		2,736.2		2,784.1		2,871.6
● Gross Profit	756.6		1,123.9		349.0		1,193.9		1,123.9		799.5		580.9		369.9		349.0		318.9		410.5
● EBITDA	517.7		928.0		172.9		968.1		928.0		648.5		451.8		255.1		172.9		148.1		247.5
● EBIT	377.8		631.1		(168.4)		782.6		631.1		296.4		20.3		(193.6)		(168.4)		(225.1)		(163.3)
● Net Financial Expenses	245.2		(158.0)		(284.3)		261.0		(158.0)		(494.5)		(611.1)		(616.9)		(284.3)		(220.4)		464.7
● Net Profit	(64.6)		357.3		(47.8)		191.7		357.3		365.6		257.0		122.2		(47.8)		(119.6)		(515.5)
Liquid Funds	831.5		1,217.1		1,010.1		1,280.5		1,217.1		816.4		141.6		1,448.2		1,010.1		633.9		1,562.8
● Cash and Cash Equivalents	61.0		643.8		65.8		976.8		643.8		579.0		135.1		115.7		65.8		90.4		134.6
● Marketable Securities	770.5		573.3		944.2		303.7		573.3		237.4		6.5		1,332.5		944.2		543.5		1,428.2
Short-Term Debt	171.3		109.0		80.5		116.4		109.0		126.3		99.6		80.2		80.5		62.9		298.6
● Loans and Financings	42.9		71.1		65.7		65.8		71.1		100.7		82.6		65.1		65.7		48.8		279.3
● Pre-Export Contracts	72.6		36.7		14.8		46.8		36.7		24.4		17.0		15.1		14.8		14.0		19.3
● Promissory Notes	55.8		1.3		-		3.7		1.3		1.3		-		-		-		-		-
Long-Term Debt	1,630.0		2,324.8		1,592.4		2,419.3		2,324.8		2,108.6		1,678.5		1,663.6		1,592.4		1,474.9		2,101.7
● Loans and Financings	1,530.3		2,275.3		1,592.4		2,376.8		2,275.3		2,092.9		1,663.9		1,663.6		1,592.4		1,474.9		2,101.7
● Pre-Export Contracts	86.9		49.5		-		42.5		49.5		15.6		14.5		-		-		-		-
● Promissory Notes	12.7		-		-		-		-		-		-		-		-		-		-
Total Debt	1,801.3		2,433.8		1,672.9		2,535.7		2,433.8		2,234.9		1,778.0		1,743.8		1,672.9		1,537.7		2,400.3
Net Debt	969.8		1,216.7		662.9		1,255.2		1,216.7		1,418.5		1,636.4		295.6		662.9		903.8		837.5
Current Assets	2,013.4		2,224.7		2,283.6		2,809.6		2,224.7		2,270.8		1,851.1		2,989.4		2,283.6		2,140.0		3,740.9
Current Liabilities	670.0		591.7		577.7		547.5		591.7		838.1		770.5		480.5		577.7		693.4		1,215.8
Shareholders' Equity	1,355.4		1,631.0		3,325.8		1,554.9		1,631.0		1,644.7		1,659.9		3,331.1		3,325.8		3,267.7		3,762.8
Capex - Property, Plant and Equipment	744.8		767.9		1,222.7		906.7		767.9		854.0		868.7		1,028.8		1,222.7		1,313.8		1,500.9
● Capex - Operational	208.9		683.5		1,050.5		427.4		683.5		769.5		783.5		943.0		1,050.5		1,133.5		1,301.4
EBITDA Margin	20.9%		25.7%		6.3%		26.4%		25.7%		19.9%		15.7%		9.9%		6.3%		5.3%		8.6%
● Gross Profit Margin	30.5%		31.2%		12.8%		32.5%		31.2%		24.6%		20.2%		14.4%		12.8%		11.5%		14.3%
● EBIT Margin	15.2%		17.5%		-6.2%		21.3%		17.5%		9.1%		0.7%		-7.5%		-6.2%		-8.1%		-5.7%
● Net Profit Margin	-2.6%		9.9%		-1.7%		5.2%		9.9%		11.2%		8.9%		4.7%		-1.7%		-4.3%		-18.0%
Net Debt ÷ Shareholders' Equity
● Net Debt %	41.7%		42.7%		16.6%		44.7%		42.7%		46.3%		49.6%		8.2%		16.6%		21.7%		18.2%
● Shareholders' Equity %	58.3%		57.3%		83.4%		55.3%		57.3%		53.7%		50.4%		91.8%		83.4%		78.3%		81.8%
Long-Term Payable Debt to Equity Ratio	1.2	x	1.4	x	0.5	x	1.6	x	1.4	x	1.3	x	1.0	x	0.5	x	0.5	x	0.5	x	0.6	x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0	x	3.8	x	4.0	x	5.1	x	3.8	x	2.7	x	2.4	x	6.2	x	4.0	x	3.1	x	3.1	x
Net Debt ÷ EBITDA	1.9	x	1.3	x	3.8	x	1.3	x	1.3	x	2.2	x	3.6	x	1.2	x	3.8	x	6.1	x	3.4	x
● Short-Term Net Debt ÷ EBITDA	0.3	x	0.1	x	0.5	x	0.1	x	0.1	x	0.2	x	0.2	x	0.3	x	0.5	x	0.4	x	1.2	x
Net Debt ÷ (EBITDA - Capex)	-4.3x		7.6	x	-0.6x		20.4	x	7.6	x	-6.9x		-3.9x		-0.4x		-0.6x		-0.8x		-0.7x
● Net Debt ÷ (EBITDA - Operational Capex)	3.1	x	5.0	x	-0.8x		2.3	x	5.0	x	-11.7x		-4.9x		-0.4x		-0.8x		-0.9x		-0.8x
Interest Cover (EBITDA ÷ Net Financial Exp.)	2.1	x	-5.9x		-0.6x		3.7	x	-5.9x		-1.3x		-0.7x		-0.4x		-0.6x		-0.7x		0.5	x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	1.3	x	-1.5x		3.1	x	2.1	x	-1.5x		0.2	x	0.5	x	1.1	x	3.1	x	4.5	x	-2.3x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	25.3%		-13.0%		-42.9%		20.8%		-13.0%		-34.9%		-37.3%		-208.7%		-42.9%		-24.4%		55.5%

Ernst & Young|66

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (consolidated) (Continued)

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Net sales	1,096.6	1,679.1	1,491.2	463.2	328.1	301.3	328.0	376.7	485.3	394.0	383.8
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(338.7)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)	(320.2)
(=) Gross profit	300.3	487.8	145.6	124.4	69.4	13.1	32.5	33.2	66.9	(4.9)	63.6
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(35.5)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)	(47.9)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(26.5)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)	(36.1)
(=) Operating income (loss)	130.5	232.9	(138.1)	62.5	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)	(20.3)
Operating margin	11.9%	13.9%	-9.3%	13.5%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%	-5.3%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	(13.4)	213.4	53.7	75.6	(131.8)	119.3	26.5	(228.4)
Other	(5.5)	16.3	(3.7)	0.5	(2.6)	(0.5)	0.1	(1.4)	(1.8)	(3.5)	(8.1)
(=) Income (loss) before income taxes, equity in income of affiliates and minority interest	(101.6)	538.5	(25.0)	49.6	196.5	4.2	33.7	(171.9)	109.0	(71.2)	(256.8)
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(16.6)	(72.2)	(1.7)	(8.1)	57.5	(27.9)	23.2	92.9
(=) Income (loss) before equity in income of affiliates and minority interest	(71.8)	349.7	(5.2)	33.1	124.2	2.5	25.6	(114.3)	81.1	(48.0)	(164.0)
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	0.1	(0.2)	(0.2)	(1.8)	(0.5)	2.3	0.1	0.5
(±) Minority interest in net (income) loss of subsidiaries	33.1	(173.0)	22.0	(16.4)	(61.4)	(1.0)	(6.1)	55.2	(26.1)	18.6	49.4
(=) Net income (loss)	(37.1)	176.7	16.6	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)
Margin	-3.4%	10.5%	1.1%	3.6%	19.1%	0.4%	5.4%	-15.8%	11.8%	-7.4%	-29.7%
● EBITDA	223.6	436.5	94.3	76.9	73.4	25.7	41.9	11.8	15.0	14.6	118.5
Margin	20.4%	26.0%	6.3%	16.6%	22.4%	8.5%	12.8%	3.1%	3.1%	3.7%	30.9%
● EBIT	125.0	249.2	(141.8)	63.0	(17.0)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)	(28.4)
Margin	11.4%	14.8%	-9.5%	13.6%	-5.2%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%	-7.4%
● Depreciation and amortization	98.6	187.4	236.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3	147.0

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
● Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	16.7	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	13.9	90.3	75.2	83.8	51.8	25.3	112.3	147.0
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	(14.2)	76.3	(8.6)	(5.9)	(51.9)	14.0	(31.6)	(84.4)
Interest, monetary and exchange variation	24.3	116.3	(43.7)	(4.6)	24.7	(53.1)	(44.5)	56.5	(2.5)	(14.5)	327.5
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	16.4	61.4	1.0	6.1	(55.2)	26.1	(18.6)	(49.4)
Others	15.9	(176.8)	15.2	0.5	(164.1)	5.8	6.9	(6.2)	8.7	9.2	6.0
	15.6	626.8	149.8	28.7	151.2	21.5	63.9	(64.6)	128.9	27.5	232.6
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	29.9	47.7	(16.7)	15.4	6.4	(62.2)	63.9	(63.7)
Inventories	30.9	(54.1)	(31.7)	168.7	165.6	(147.8)	(240.5)	103.1	253.5	(214.0)	(197.2)
Advances to suppliers	(10.7)	(38.7)	(8.4)	(4.7)	(14.6)	(50.9)	(1.3)	35.2	8.6	(16.8)	(12.1)
Trade accounts payable	28.7	(43.2)	33.7	(70.4)	(41.1)	106.0	40.8	(100.9)	(12.2)	90.1	56.4
Derivative financial instruments	83.5	(155.0)	90.4	15.1	(38.7)	33.5	9.0	127.4	(79.6)	11.3	(4.8)
Taxes payable	(37.6)	(36.6)	(19.6)	25.4	(9.5)	(0.8)	(15.4)	13.7	(17.1)	(7.9)	(5.0)
Minority interest	-	-	-	-	-	-	-	-	-	-	-
Other assets and liabilities, net	11.0	(63.4)	(99.4)	(29.0)	8.2	11.1	(25.6)	(107.9)	23.0	16.2	(23.6)
	70.4	(342.8)	(92.2)	135.0	117.6	(65.6)	(217.7)	77.1	114.0	(57.1)	(249.9)
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	163.7	268.7	(44.0)	(153.8)	12.5	242.9	(29.6)	(17.3)
● Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	(0.3)	(12.6)	(30.0)	48.9	(33.6)	(11.1)	0.1	37.4
Marketable securities	(366.9)	97.0	(671.0)	23.1	(124.4)	180.8	(972.6)	(71.0)	191.8	(202.4)	(257.7)
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(62.5)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)	(146.7)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	0.1	(39.4)	(1.1)	1.1	(1.2)	(100.8)	0.8	(18.3)
Purchase of goodwill and intangible assets	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	(1.2)	1.2	-	-	-
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	(39.6)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)	(385.3)
● Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	3.2	-	-	1,118.4	-	-	-	196.2
Capital increase on subsidiary from minority interest	-	-	324.4	-	-	-	-	312.7	11.7	-	-
Dividends Paid	-	-	(44.9)	423.8	(423.8)	-	-	-	(44.9)	-	-
Additions of long-term debts	899.3	424.6	117.5	(25.3)	424.6	-	-	-	117.5	-	174.5
Payments of long-term debts	(556.5)	(205.0)	(492.1)	(86.9)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)	(26.2)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	314.8	(21.6)	(47.1)	905.1	252.3	(86.9)	(39.8)	344.6
Effect of exchange rate changes on cash and cash equivalents	29.6	32.1	112.6	(5.6)	28.7	27.0	32.2	3.6	49.8	458.1	35.5
(=) Net increase (decrease) in cash and cash equivalents	16.1	287.3	(248.2)	433.3	(143.2)	(8.8)	(230.7)	6.4	(15.0)	17.9	(22.6)
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	26.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	459.7	316.5	307.7	77.0	83.4	68.4	86.3	63.7

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Report on Company’s performance (consolidated) (Continued)

Balance Sheet	Apr'06	Apr'07	Apr'08	Jan'07	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	3Q'07	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	459.7	316.5	307.7	77.0	83.4	68.4	86.3	63.7
Restricted cash	63.0	17.7	47.2	2.4	17.7	49.2	1.8	35.2	47.2	50.7	0.1
Marketable securities	368.8	281.9	1,014.5	142.9	281.9	124.5	1,131.6	1,188.5	1,014.5	804.2	905.8
Derivative financial instruments	16.7	65.2	31.5	99.8	65.2	44.1	48.4	12.7	31.5	65.3	86.8
Trade accounts receivable, net	101.8	55.2	126.9	99.8	55.2	74.6	61.4	59.8	126.9	73.0	101.9
Inventories	187.2	247.5	337.7	403.8	247.5	415.9	677.0	571.2	337.7	577.6	680.5
Advances to suppliers	63.5	104.0	133.7	86.6	104.0	163.5	173.4	137.1	133.7	160.8	135.5
Deferred income taxes	74.8	-	-	61.5	-	-	-	-	-	-	-
Other current assets	55.4	51.6	103.2	(6.5)	51.6	49.4	42.2	44.5	103.2	99.7	133.7
	960.3	1,139.5	1,863.0	1,350.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6	2,108.0
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	1,009.2	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3	1,738.6
Goodwill	497.9	491.9	772.6	475.3	491.9	527.7	562.7	626.3	772.6	823.4	623.4
Intangible assets, net	98.9	94.0	106.1	91.8	94.0	99.7	105.2	102.0	106.1	111.8	81.8
Accounts Receivable from Federal Government	-	156.5	202.8	-	156.5	169.6	190.0	192.7	202.8	218.4	161.8
Other non-current assets	126.6	177.5	306.4	130.4	177.5	192.3	209.0	237.9	306.4	345.3	300.4
	1,731.4	2,113.9	3,406.1	1,706.7	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3	2,905.9
(=) Total assets	2,691.8	3,253.4	5,269.1	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	5,014.0
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	92.8	55.9	166.6	212.0	110.5	114.4	212.0	236.8
Advances from customers	37.9	24.3	15.6	39.1	24.3	21.9	16.4	17.0	15.6	15.3	15.2
Taxes payable	40.0	57.5	62.9	49.0	57.5	64.8	51.7	47.1	62.9	67.4	47.4
Salaries payable	23.8	31.1	47.8	17.7	31.1	47.9	63.8	29.2	47.8	75.8	67.5
Current portion of long-term debt	46.6	36.1	38.2	31.9	36.1	51.8	44.0	27.9	38.2	33.2	134.2
Derivative financial instruments	133.4	9.8	55.0	15.5	9.8	15.0	26.8	102.3	55.0	102.1	112.1
Dividends payable	-	37.3	-	-	37.3	40.4	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	-	-	-	10.3
Other liabilities	18.9	22.2	25.2	15.6	22.2	10.2	7.3	7.8	25.2	14.1	14.8
	397.1	274.2	359.1	261.7	274.2	418.5	422.0	342.0	359.1	519.8	638.3
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	1,330.4	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4	1,257.4
Estimated liability for legal proceedings and labor claims	462.2	379.2	494.1	357.0	379.2	417.8	459.8	442.0	494.1	545.0	414.1
Taxes payable	152.4	106.9	170.4	105.1	106.9	115.7	130.5	127.7	170.4	181.9	133.4
Advances from customers	41.6	24.3	-	20.0	24.3	8.3	8.3	-	-	-	-
Deferred income taxes	81.6	141.6	101.8	143.7	141.6	142.2	144.7	85.9	101.8	83.6	-
Other long-term liabilities	33.1	47.5	101.7	28.4	47.5	50.3	51.0	72.8	101.7	103.3	107.7
	1,712.7	2,042.0	2,117.4	1,984.6	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3	1,912.7
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	400.6	463.6	504.0	550.0	873.4	796.8	839.7	715.3
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	1.0	2.1	2.1	2.3	2.3	2.7
Additional paid-in capital	349.2	354.0	1,723.1	408.8	354.0	514.2	1,473.3	1,471.0	1,723.1	1,724.6	1,920.9
Accumulated other comprehensive income	19.8	36.7	171.8	-	36.7	-	116.0	121.3	171.8	273.1	(130.9)
Retained earnings (losses)	(75.8)	81.9	98.5	-	81.9	-	100.9	41.2	98.5	69.2	(44.9)
Total shareholders' equity	294.2	473.6	1,995.7	409.8	473.6	515.2	1,692.2	1,635.6	1,995.7	2,069.1	1,747.8
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	3,056.7	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	5,014.0

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Report on Company’s performance (consolidated) (Continued)

I. Reconciliation of the Income Statements of Cosan S.A. e Cosan Ltd.

Description	Cosan S.A. as audited		Santa Luiza	Cosan S.A. as internal books	GAAP Adjust- ments		Cosan S.A.	Cosan S.A.	Consolid. into Cosan Ltd.		Cosan Ltd as audited
Currency	R$'MM		R$'MM	R$'MM	R$'MM		R$'MM	US$'MM	US$'MM		US$'MM
GAAP	BR GAAP		BR GAAP	BR GAAP			US GAAP	US GAAP	US GAAP		US GAAP

Net Sales	715.1		(0.3)	714.8	0.7	(b)	715.5	383.8	(0.0)		383.8
Cost of goods sold	(547.1)		0.2	(546.9)	(49.1)	(c)	(596.0)	(319.7)	(0.4)	(j)	(320.2)
Gross profit	167.9		(0.1)	167.9	(48.4)		119.5	64.1	(0.4)		63.6

Selling expenses	(88.6)		-	(88.6)	(0.7)	(b)	(89.3)	(47.9)	0.0		(47.9)
General and administrative expenses	(60.3)	(a)	1.1	(59.2)	(4.7)	(d)	(63.9)	(34.3)	(1.8)	(k)	(36.1)
Operating income	19.1		1.0	20.0	(53.8)		(33.8)	(18.1)	(2.2)		(20.3)
Other income (expenses): Financial income (expenses), net	(540.8)		0.4	(540.3)	109.9	(e)	(430.4)	(230.9)	2.5	(l)	(228.4)
Goodwill amortization	(40.4)		0.1	(40.3)	40.3	(f)	-	-	-		-
Other	(36.3)		(0.9)	(37.2)	22.1	(n)	(15.1)	(8.1)	(0.0)		(8.1)
Income (loss) before income taxes, equity in income of affiliates and minority interest	(598.4)		0.6	(597.8)	118.5		(479.3)	(257.1)	0.3		(256.8)

Income taxes (expense) benefit	210.0		(0.3)	209.7	(36.6)	(g)	173.1	92.9	-		92.9
Income (loss) before equity in income of affiliates and minority interest	(388.4)		0.3	(388.1)	81.9		(306.2)	(164.3)	0.3		(164.0)
Equity in income of affiliates	1.2		(0.3)	0.9	-		0.9	0.5	0.0		0.5
Minority interest in net income of subsidiaries	6.5		-	6.5	(9.9)	(h)	(3.4)	(1.8)	51.3	(m)	49.4

Net income (loss)	(380.7)		-	(380.7)	71.9		(308.7)	(165.6)	51.5		(114.1)

(a)	Includes G&A, Management fees and Nonoperating results
(b)	Reclassification for services between Cosan Port. and Cosan S.A.
(c)	Mainly depreciation on 'purchasing price allocation' in past acquisitions, but also depreciation in capitalized interests and reversion of depreciation in revaluated portion of P,P&E
(d)	Mainly effect of stock option for executives accounting as expenses
(e)	Mainly effect of mark-to market on derivatives, but also effect of interest capitalization on P,P&E under construction, leasing recognition and 'purchasing price allocation' related to PESA/CTN debt
(f)	No goodwill amortization in US GAAP
(g)	Recalculation of income taxes on GAAP differences
(h)	Mainly related to minority participation on Expenses with placement of shares at Radar
(i)	Conversion rate calculated line by line on a quarterly basis; quarterly average rate is the arithmetic average of daily PTAX 800 rate; weekends and holidays using the last business day quotation
(j)	Depreciation on 'purchasing price allocation' in the capital increase from Ltd. on S.A. last Dec/Jan
(k)	Cosan Ltd. own G&A expenses (management fees and lawyers, mainly)
(l)	Mainly cash interest gains in Cosan Ltd
(m)	Bovespa floating stake of Cosan S.A. participation on Cosan S.A. net loss
(n)	Mainly related to Expenses with placement of shares charged directly to capital increase in US GAAP

Non-financial information was not reviewed by our independent auditors.

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Report on Company’s performance (consolidated) (Continued)

Ownership interest in subsidiaries

Name of subsidiary	CNPJ	Classification	Ownership interest in investee %	Net worth of investor %	Type of company	Number of shares held in current quarter (thousand)	Number of shares held in prior quarter (thousand)

Usina da Barra S.A. Açúcar e Álcool	08.070.508/0001-78	Unlisted subsidiary	89.91	65.11	Commercial, industrial and others	1,366,039	717,538

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Report on Company’s performance (consolidated) (Continued)

1.	Shareholding structure at October 31, 2008 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the shareholding structure showing investors or shareholders/members holding directly or indirectly more than 5% of the voting capital, including individuals and companies domiciled abroad at October 31, 2008.

Cosan S.A. Indústria e Comércio
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Cosan Limited	226.165.734	69,05	-	-	226.165.734	69,05
Cosan Limited (temporary investment)	1.046.000	0,32	-	-	1.046.000	0,32
Credit Suisse Hedging-Griffo Corretora de Valores S.A. (*)	28.445.993	8,68	-	-	28.445.993	8,68
Others	71.890.305	21,95	-	-	71.890.305	21,95
	327.548.032	100,00	-	-	327.548.032	100,00
(*) Interest on October 13, 2008.

Cosan Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings Limited	77.432.877	28,61	-	-	77.432.877	28,61
Fundos Gávea (*)	39.445.393	14,57	-	-	39.445.393	14,57
Usina Costa Pinto S.A. Açúcar e Álcool	30.010.278	11,09	-	-	30.010.278	11,09
Janus Capital Group (1)	17.141.850	6,33	-	-	17.141.850	6,33
FMR LLC (1)	15.792.300	5,83	-	-	15.792.300	5,83
Wellington Management Company (1)	13.938.700	5,15	-	-	13.938.700	5,15
Others	76.925.987	28,42	-	-	76.925.987	28,42
	270.687.385	100,00	-	-	270.687.385	100,00
(*) Interest on November 10, 2008.

Queluz Holdings Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings II GmbH	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz Holdings II GmbH
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz S.A. Adm. e Participações	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz S.A. Adm. e Participações
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Aguassanta Participações S.A.	66,321,766	100.00	-	-	66,321,766	100.00
	66,321,766	100.00	-	-	66,321,766	100.00

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Report on Company’s performance (consolidated) (Continued)

1.	Shareholding structure at October 31, 2008 (Not reviewed by our independent auditors) (Continued)

Aguassanta Participações S.A.
Shareholding	Common shares	%	Preferred shares	%	Total shares	%
Usina Bom Jesus S.A. Açúcar e Álcool	1,261,352	75.29	-	-	1,261,352	75.29
Flama Empreend. e Part. S.A.	88,094	5.26	-	-	88,094	5.26
Nova Celisa S.A.	88,081	5.26	-	-	88,081	5.26
Others	237,781	14.19	-	-	237,781	14.19
	1,675,308	100.00	-	-	1,675,308	100.00

Usina Bom Jesus S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Nova Celisa S.A.	3,146,361,418	66.94	-	-	3,146,361,418	66.94
R.A. Coury Agrícola e Participações Ltda.	532,274,315	11.32	-	-	532,274,315	11.32
Others	1,021,364,267	21.74	-	-	1,021,364,267	21.74
	4,700,000,000	100.00	-	-	4,700,000,000	100.00

Nova Celisa S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rio das Pedras Participações S.A.	918,000	51.00	882,000	50.00	1,800,000	50.51
Isa Participações Ltda.	882,000	49.00	882,000	50.00	1,764,000	49.49
	1,800,000	100.00	1,764,000	100.00	3,564,000	100.00

Rio das Pedras Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silveira Mello	1,349,877,943	99.91	-	-	1,349,877,943	99.91
Mônica Mellão Silveira Mello	1,196,078	0.09	-	-	1,196,078	0.09
	1,351,074,021	100.00	-	-	1,351,074,021	100.00

Isa Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Isaltina Ometto Silveira Mello	999	99.90	-	-	999	99.90
Others	1	0.10	-	-	1	0.10
	1,000	100.00	-	-	1,000	100.00

R.A. Coury Agrícola e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Raul Coury Filho	9,044,070	20.83	-	-	9,044,070	20.83
Luiz Gustavo Coury	5,999,766	13.81	-	-	5,999,766	13.81
Jorge Coury Sobrinho	5,999,766	13.81	-	-	5,999,766	13.81
Maria Beatriz Coury	5,999,766	13.81	-	-	5,999,766	13.81
Rosana E. Coury Mac Donell	5,999,766	13.81	-	-	5,999,766	13.81
Myrian C. Coury Meneguel	5,999,766	13.81	-	-	5,999,766	13.81
Raul Coury	2,196,050	5.06	-	-	2,196,050	5.06
Anita Cobra Coury	2,196,050	5.06	-	-	2,196,050	5.06
	43,435,000	100.00	-	-	43,435,000	100.00

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Report on Company’s performance (consolidated) (Continued)

1.	Shareholding structure at October 31, 2008 (Not reviewed by our independent auditors) (Continued)

Flama Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Fernando Luiz Altério	20,842	50.01	41,675	50.00	62,517	50.00
Ana Maria Ometto Altério	20,833	49.99	41,675	50.00	62,508	50.00
	41,675	100.00	83,350	100.00	125,025	100.00

Usina Costa Pinto S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Pedro Ometto S.A. Administração e Participações	64,998,204	100.00	49,995,534	38.46	114,993,738	58.97
Hyposwiss Banco Privado S.A. (Switzerland) (1)	-	-	38,371,510	29.52	38,371,510	19.68
Jaime Michaan Chalan	-	-	11,245,000	8.65	11,245,000	5.76
Aguassanta Participações S.A.	835	-	11,150,069	8.58	11,150,904	5.72
Isaac Michaan	-	-	10,122,650	7.79	10,122,650	5.19
Others	961	-	9,115,237	7.00	9,116,198	4.68
	65,000,000	100.00	130,000,000	100.00	195,000,000	100.00

Pedro Ometto S.A. Administração e Participações
Shareholders	Common shares	%	Preferred shares	%	Total shares	%
Nova Aguassanta Administração de Participações Ltda.	222,752,725	99.99	-	-	222,752,725	99.99
Others	65	0.01	-	-	65	0.01
	222,752,790	100.00	-	-	222,752,790	100.00

Nova Aguassanta Administração e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Aguassanta Participações S.A.	1	91.50	-	-	1	91.50
Ometto Moreno Comércio e Empreendimentos Ltda.	4	6.25	-	-	4	6.25
Others	4	2.25	-	-	4	2.25
	9	100.00	-	-	9	100.00

Ometto Moreno Comércio e Empreendimentos Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Fernando Manoel Ometto Moreno	2,351,956	100.00	-	-	2,351,956	100.00
Other	1	0.00	-	-	1	0.00
	2,351,957	100.00	-	-	2,351,957	100.00

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Report on Company’s performance (consolidated) (Continued)

1.	Shareholding structure at October 31, 2008 (Not reviewed by our independent auditors) (Continued)

Belga Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silverira Mello	4,139	99.98	-	-	4,139	99.98
Mônica Maria Mellão Silveira Mello	1	0.02	-	-	1	0.02
	4,140	100.00	-	-	4,140	100.00

(1)	These companies, which are headquartered abroad, do not belong to Cosan Group and do not have information on their shareholders disclosed in the market.

2.	Company’s marketable securities in the hands of controlling shareholders and management at October 31, 2008 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number and characteristics of marketable securities issued by the Company that are directly or indirectly owned by the Controlling Shareholder/Member, officers or members of the Board of Directors or Management at October 31, 2008 and 2007, as follows:

		10/31/08		10/31/07
Shareholder	Type of share	Quantity	%	Quantity	%
Controlling group	Common	227,278,789	69.39	96,826,517	51.26
- Cosan Limited	Common	226,165,734	69.05	96,332,044	51.00
- Cosan Limited (temporary investment)	Common	1,046,000	0.32	-	-
- Aguassanta Participações S.A.	Common	63,212	0.02	470,185	0.25
- Rio das Pedras Participações S.A.	Common	3,375	0.00	23,820	0.01
- Nova Celisa S.A.	Common	468	0.00	468	0.00
Board of Directors	Common	793,255	0.24	19,776	0.01
Executive Board	Common	247,902	0.08	22,525	0.01
		228,319,946	69.71	96,868,818	51.28

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Report on Company’s performance (consolidated) (Continued)

3.	Number of shares outstanding at October 31, 2008 – 99,228,086 (30.29%) (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number of outstanding shares and their percentage in relation to total shares issued at October 31, 2008 and 2007.

Cosan S.A. Indústria e Comércio	10/31/08		10/31/07
Shareholder	Total shares	%	Total shares	%
Cosan Limited	226,165,734	69.05	96,332,044	51.00
Cosan Limited (temporary investments)	1,046,000	0.32	-	-
Aguassanta Participações S.A.	63,212	0.02	470,185	0.25
Rio das Pedras Participações S.A.	3,375	0.00	23,820	0.01
Nova Celisa S.A.	468	0.00	468	0.00
Rubens Ometto Silveira Mello	355,699	0.11	675	0.00
Board of Directors	437,556	0.13	19,101	0.01
Executive Board	247,902	0.08	22,528	0.01
Shares outstanding	99,228,086	30.29	92,017,539	48.72
	327,548,032	100.00	188,886,360	100.00

4.	Orders placed/agreements entered Into (Not reviewed by our independent auditors)

Considering that the Company operates in the commodities market, its sales are substantially made at prices applicable at sales dates. However, Cosan has several sugar and ethanol markets contracts to be achieved by the Company through sales of these products in the future crops. The volumes related to outstanding orders/agreements are as follows:

Product	Oct/2008	Oct/2007
Sugar (in tons)	7,163,000	9,152,000
Alcohol (in cubic meters)	544,000	115,000

Commitments by crop are as follow:

	Sugar		Ethanol
Harvest	Oct/2008	Oct/2007	Oct/2008	Oct/2007
2007/2008	-	1,098,000	-	105,000
2008/2009	1,485,000	2,376,000	134,000	-
2009/2010	2,190,000	2,190,000	170,000	-
2010/2011	1,744,000	1,744,000	120,000	-
2011/2012	1,744,000	1,744,000	120,000	-
	7,163,000	9,152,000	544,000	105,000

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Report on Company’s performance (consolidated) (Continued)

5.	Arbitration clause

The Company is subject to the arbitration chamber for its industry, according to the arbitration clause set forth in its articles of incorporation.

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Other Company's relevant information (Continued)

Statement of operations of subsidiary

Usina da Barra S.A. Açúcar e Álcool

	05/01/08 to 10/31/08	05/01/07 to 10/31/07
Gross operating revenue
Sales of goods and services	795,829	671,665
Taxes and sales deductions	(53,962)	(54,144)
Net operating revenue	741,867	617,521

Cost of goods sold and services rendered	(631,856)	(579,736)

Gross profit	110,011	37,785

Operating income (expenses)
Selling expenses	(95,177)	(81,339)
General and administrative expenses	(37,416)	(31,605)
Financial expenses, net	(85,792)	(39,377)
Gains (losses) on equity investments	170	(921)
Other operating expenses, net	(75,269)	(41,473)
	(293,484)	(194,715)
Operating loss	(183,473)	(156,930)

Nonoperating result	3,630	3,958

Loss before income and social contribution taxes	(179,843)	(152,972)

Income and social contribution taxes
Current	-	4,402
Deferred	56,684	46,105
	56,684	50,507

Loss for the period	(123,159)	(102,465)

Loss per share – in Reais	(0.08)	(0.12)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 16, 2008	By:	/s/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer